02049777

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Corporation

*CURRENT ADDRESS 1-8-11 Harumi Chuo-ku
Tokyo 104-8610 Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 13 2002
THOMSON
FINANCIAL

FILE NO. 82- 34680 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 9/3/02

Sumitomo Corporation



ANNUAL REPORT 2002
Year ended March 31, 2002

Sumitomo Corporation's Corporate Mission Statement

We aim to be a global organization that constantly stays a step ahead in dealing with change, creates new value, and contributes broadly to society.	
Management Principles	To achieve prosperity and realize dreams through sound business activities.
	To place prime importance on integrity and sound management with utmost respect for the individual.
	To foster a corporate culture full of vitality and conducive to innovation.
Activity Guidelines	To act with honesty and sincerity on the basis of Sumitomo's business philosophy and in keeping with the Management Principles.
	To comply with laws and regulations while maintaining the highest ethical standards.
	To set high value on transparency and openness.
	To attach great importance to protecting the global environment.
	To contribute to society as a good corporate citizen.
	To achieve teamwork and integrated corporate strength through active communication.
	To set clear objectives and achieve them with enthusiasm.

■ SC VALUES

We created nine items of SC VALUES to share values described on our Corporate Mission Statement among all officers and employees.

1.Integrity and Sound Management	To comply with laws and regulations, while maintaining the highest ethical standards.
2.Integrated Corporate Strength	To create no boundaries within the organization; always to act with a company-wide perspective.
3.Vision	To create a clear vision of the future, and to communicate to share it within the organization.
4.Change and Innovation	To accept and integrate diversity in values and behavior, and to embrace change as an opportunity for action.
5.Commitment	To act responsibly and with initiative to achieve organizational objectives.
6.Enthusiasm	To act with enthusiasm and confidence, and to motivate others through such action.
7.Speed	To make quick decisions and act promptly.
8.Human Development	To fully support the development of others' potential.
9.Professionalism	To achieve and maintain high levels of expertise and skills.

for Managerial Staff

Caution Concerning Forward-looking Statements:
This annual report includes "forward-looking statements" so that the investor can better understand a company's future prospects and make informed investment decisions. Since these forward-looking statements are the management's present expectations of future events, they are inherently susceptible to uncertainty and changes in circumstances. Therefore, the reader is advised not to put undue reliance on these statements, and the company is under no obligation — and expressly disclaims any such obligation — to update or alter its forward-looking statements.

Contents

Financial Highlights	1
Message from the President & CEO	2
For further understanding of Sumitomo Corporation, an integrated trading company *(Sogo Shosha)*	8
Development and application of new technology for further growth	10
Overview of Operations	15
Reorganization of the Corporate Group	39
Environmental Issues	40
Social Contributions and Cultural Support	41
Financial Section	43
Corporate Data	81

Sumitomo Corporation and Consolidated Subsidiaries

Financial Highlights

Years ended March 31	2002	2001	Millions of Yen 2000	Millions of U.S. Dollars 2002
Total Trading Transactions	¥9,645,379	¥10,080,062	¥10,656,046	$72,522
Gross Trading Profit	487,274	488,400	474,674	3,664
Net Income	45,216	40,344	35,065	340
Total Assets	4,852,554	4,950,079	4,904,644	$36,485
Shareholders' Equity	650,366	622,957	634,223	4,890
Amounts Per Share (Yen and Dollars)				
Net Income				
Basic	¥ 42.49	¥ 37.91	¥ 32.94	$ 0.32
Diluted	41.59	37.14	32.31	0.31
Cash Dividends declared for the year	8.00	8.00	8.00	0.06
Ratios (%)				
Gross Trading Profit Ratio	5.05	4.85	4.45	
Return on Equity	7.1	6.4	5.8	
Shareholders' Equity Ratio	13.4	12.6	12.9	

- Prepared on the basis of accounting principles generally accepted in the United States of America.
- The U.S. Dollar amounts represent translation of Japanese Yen amounts at the rate of ¥133=US$1.
- See Notes to Consolidated Financial Statements.

■ **Total Trading Transactions** (Billions of Yen)


12,000
10,000
8,000
6,000
4,000
2,000
0
2000
2001
2002

■ **Gross Trading Profit** (Billions of Yen)


500
400
300
200
100
0
2000
2001
2002

■ **Net Income** (Billions of Yen)


50
40
30
20
10
0
2000
2001
2002

Message from the President and CEO



In the fiscal year ended March 31, 2002, increased uncertainty overshadowed our business during the latter half of the year. The September 11 terrorist attacks in the U.S. darkened the mood and in Japan, deflation increased due to stagnant demand.

In this unfavorable environment, we achieved a ¥45.2 billion consolidated net income exceeding our original budget of ¥45.0 billion. Further, we are pleased to report that all segments were profitable and over 80% of 720 companies on our consolidated accounts reported profits.

For the fiscal year ending March 31, 2003, we project a consolidated net income target of ¥55.0 billion. This will be a record high.

Step Up Plan

In April 2001, we launched the "Step Up Plan," our current two-year management plan. Under the previous mid-term management plan, the "Reform Package," we established a sound financial and earning base by eliminating non-core businesses and expanding core businesses. The Reform Package was successfully completed and the key to success was applying the Three Strategic Measures.* The Step Up Plan is based on continuing and further developing of the Reform Package. We are moving forward

*Three Strategic Measures
1. Consolidated Risk-adjusted Return Ratio
   = consolidated free cash flow / consolidated risk-adjusted assets
   = (net profit – net depreciable assets investment + depreciation) / (the sum of (a) advance, inventory, fixed assets, and securities multiplied by each risk weight on the balance sheet and (b) off-balance sheet risk such as market risk)
2. Business Base
   = the amount of added value generated by the business
   = operating profit + labor costs + depreciation + interest expenses
3. Expected Growth Rate
   = the rate of increase of the business base mentioned above

■ Step Up Plan : Step up by allocating corporate resources strategically and by utilizing "integrated corporate strength"

Target	
Consolidated Risk-adjusted Return Ratio = more than 5% after tax (two-year average)	Taking all the actions to expand return, while managing risk assets well-balanced to risk buffers
Two-year aggregate consolidated net income of ¥100 billion	FY2001 Budget ¥45.0 billion → Result ¥45.2 billion 82% of all the consolidated companies made profit in FY2001 (75% in FY2000) Striving to achieve the FY2002 Budget of ¥ 55.0 billion of consolidated net income
Recovery of Consolidated Shareholders' Equity to ¥700 billion	Striving to recover consolidated shareholders' equity to ¥700 billion by the end of FY2002* by achieving ¥55.0 billion of consolidated net income as budgeted

*Postponed the original plan by one year.

Summary of the Plan	
Drastic expansion of the earning base	Creation and expansion of core businesses based on the Business Portfolio Strategy
	Development of business models leveraging information technology (IT), logistics technology (LT), and financial technology (FT)
	Maximizing sales force by harmonizing product strategy and regional strategy
Further strengthening of the corporate strength	Advancing risk asset management
	Promoting integrated risk management
	Thorough legal compliance
Promoting further efficiency	Further reinforcement of cost competitiveness
	Improvement of business process efficiency
	Enhancing functions with higher productivity in the Corporate Group

■ Risk Asset Management



Decrease
Increase
Risk Assets / Increasing
Transportation & Construction Systems
Machinery & Electric
Media, Electronics & Network
Mineral Resources & Energy
Consumer Goods & Service
Financial & Logistics
Overseas Subsidiaries and Branches
Reallocation WITHIN Business Unit
Risk Assets / Maintaining
Chemical
Reallocation WITHIN Business Unit
Risk Assets / Decreasing
Metal Products
Materials & Real Estate
Domestic Regional Business Units, Offices and Branch Offices
Corporate Group
Reallocation WITHIN Business Unit
Reallocation ACROSS Business Units

aiming to increase our corporate value by stepping up to the next stage for further challenges. We also set a quantitative target to achieve a consolidated risk-adjusted return ratio of more than 5% on a two-year average basis. This is just an interim milestone to achieve a risk-adjusted return ratio of 7.5% to cover the shareholders' capital cost. Also, in the context of an uncertain economic environment, we will continue to seek to manage risks associated with business activities (consolidated risk-adjusted assets) by maintaining our financial strength during the Step Up Plan.

The most important theme of the Step Up Plan is rapidly expanding our earning base. We are actively replacing low-return assets with those of higher-return, and strategically allocating management resources. Currently, this process is in good shape and the plan is on track. We will continue to focus on achieving the Step Up Plan.

Infrastructure supporting the Step Up Plan

In the Step Up Plan, we have been actively utilizing our upgraded internal infrastructure of our organization, management and information systems.

We reorganized our business units effective as of April 2001 to further promote autonomous management style of each business unit. The highlight of the organizational change was that we integrated Planning and Administration Departments into each business unit. Key human resources were transferred from the Corporate Group into these new departments. This change enabled prompt decision-making and contributed to more efficient operation. For the Corporate Group, we will further focus on core functions and will proceed with streamlining and strengthening of our earning power by shifting resources to business units.

We have employed a risk control method based upon a quota of business fields as well as geographical regions to minimize concentration of risk exposure to any particular area. We have realized efficient credit risk management with an internal Credit Rating System. We are also working on comprehensive risk management to cope with diverse and increasing business risks, which includes a warning system in the event that a potential risk is evolving.

As the Step Up Plan started, we introduced a new budgeting system consisting of a planning process based on the Three Strategic Measures, in-house capital systems and a reward system for achieving profitability targets. It is essential for each business unit and our management as well to set a plan, execute the plan and make sure it is achieved. This "Plan-Do-See" process is now working.

Also, we organized and developed information infrastructure to support management decision-making by implementing the SIGMA21 Project. It provides management with all the necessary consolidated information to initiate appropriate action in a timely manner.

Development and expansion of core businesses

Let me introduce a couple of examples to show how we create and expand our core businesses.

In the telecommunication industry, Jupiter Telecommunications Co., Ltd., which is providing cable TV, Internet and telephone services, has steadily expanded its business. Jupiter Programming Co., Ltd., a multi-channel operator providing programs for cable TV and satellite broadcasting, has increased its sales through an alliance with Jupiter Telecommunications. As for the Internet, we are developing a web-based electronic medical record (EMR) system that enables medical institutions to share data.

In applying a Supply Chain Management (SCM) system, we supply various electronic components for customer production plans. In addition, we obtained a package contract to conduct total logistics for the food industry, which demands advanced and prompt logistics technology. We also developed a system to conduct optimum inventory management and just-in-time delivery at a theme park, by sharing sales information. We are fully committed to this area.

In the retail industry, The Seiyu, Ltd. of which we are the largest shareholder, Wal-Mart Stores Inc., a major retailer in the U.S., and Sumitomo Corporation agreed on a capital and strategic alliance. In this alliance, Wal-Mart values our outreach and experience in the domestic retail business. Also, we established a joint venture, Coach Japan, Inc., with Coach, Inc. (U.S.), to promote the Coach brand in Japan, offering its high-end bags and accessories. The flagship store was launched this spring in Ginza, Tokyo.

In the growing biotechnology industry, Summit Pharmaceuticals International Corporation, our subsidiary, is developing a support business for drug discovery. SC BioSciences Corporation, handling sales of related equipment, is engaged in developing cutting-edge equipment, mainly in the rapidly growing area of gene and protein analysis. Along with these subsidiaries, we established Summit Biotechnology Fund, a ¥10 billion venture fund which will pursue potential investments and explore business opportunities mainly in the U.S. and Japan.

In nano-technology, widely viewed as a promising technology for this century, we made an alliance with Carbon Nanotechnologies Inc., in the U.S., which develops and manufactures carbon nano tubes. This is an innovative material with superior conductivity for heat and electricity and with superior durability. We started to expand marketing across various industries in Japan and Asian countries based on this alliance.

We are actively promoting business integration and alliances in particular business areas to improve our earning power by combining our strength with that of other trading companies. In marketing mobile telephones and telephone lines, we expanded the range of business by setting up MS Communications Co., Ltd. by merging our wholly owned subsidiary with that of Mitsubishi Corporation. We also established LNG Japan Corporation, a joint venture with Nissho Iwai Corporation, to get involved on a full-fledged basis in the LNG (liquefied natural gas) import and sales business and in related investment and lending activities. Furthermore, in the building materials marketing area, we consolidated the business into Sumisho & Mitsuibussan Kenzai Co., Ltd. through an alliance with Mitsui & Co., Ltd.

The potential of the Chinese market is huge, particularly after it joined the WTO. We have been watching the market and actively working there. We developed an industrial park in Wuxi, participated in the TCL Group, a major home electric company in China, and launched parcel delivery service in Shanghai. We are prepared and will move further.

It is our "integrated corporate strength," our core competence, that always drives us to create and expand our core businesses. We are making utmost effort to empower our "integrated corporate strength," and to strengthen diverse functions in order to maximize our business.

Corporate Governance and Legal Compliance

Compliance is a cornerstone of daily activities and is reflected in development and expansion of core businesses. We have a Corporate Mission Statement, which all officers and employees are required to follow. Among other things, I believe our top priority is to place prime importance on integrity and sound management and to comply with laws and regulations while maintaining the highest ethical standards. We must always conduct our activities in a lawful and fair manner, which will enhance our trust. In addition to promoting this idea, we set up a compliance committee to closely monitor our efforts.

With respect to corporate governance, recognizing the prime importance of enhancing the efficiency and soundness of our management and of providing transparency, we will strive to build a flexible and efficient management structure. This should fully consider global trends and changes in Japanese company law, and at the same time, build on the positive aspects of Japan's own management culture.

"To achieve prosperity and realize dreams"

I delivered my message that we shall work to further develop Sumitomo Corporation to be a truly "high-performance global company," at my inauguration last year because it is my desire to develop the Company into a global leader. For that purpose, it is essential to achieve a consolidated risk-adjusted return ratio that covers shareholders' capital cost of 7.5%, by further expanding our earning base.

We are in the era of rapid change. I am convinced such changes always bring us opportunities. Many companies are reforming their business structures by active utilization of outside resources and functions. As business becomes even more international, many companies are expanding globally, which creates opportunities for an integrated trading company like ourselves. We have the resources to satisfy various needs generated in this changing environment with our "integrated corporate strength." We intend to expand our earning base, managing diverse and complicated risks.

We are fully committed to make the utmost effort to provide value with all respects to stakeholders. We are aiming "to achieve prosperity and realize dreams" of stakeholders by sharing and implementing our Corporate Mission Statement across the Company, as well as strengthening and maximizing our "integrated corporate strength."

I appreciate your ongoing support.

(As of July, 2002)



President and CEO

For further understanding of Sumitomo Corporation, an integrated trading company (*Sogo Shosha*)

As the business model of *Sogo Shosha* is very unique, we are often asked to explain the operation and activities of the Company. To answer the questions, and to provide better understanding of who we are, the following is a historical background and description of our activities, and how we conduct business.

Our business activities have evolved as society and its socioeconomic needs change. In the post WWII period, we developed business focused on exports and imports. We played a leading role in trade that was the national agenda for Japan at the time.

When the Japanese economy grew in the 1960s and 1970s, we expanded investment activities in natural resources overseas, and developed sizable infrastructure projects. We also promoted urban development and housing supply as the nation's quality of life improved.

Since the 1980s, not only did we develop our business in a wide range of industries all over the world, but also we explored the emerging fields including information technology and biotechnology.

Over time, we adapted ourselves to what the business environment has demanded. We are where we are today because we have regarded our management principles with the utmost respect and acted in absolute accordance with them, emphasizing the importance of trust and developing of competent human resources. Based on this, we have successfully expanded our business by strengthening our foundation, including our global relationship with business partners in diverse fields, and by perpetually revamping and upgrading our functions.

Our real strength and uniqueness are centered on our global relations and global network. Our global relations include approximately 100,000 business partners and customers. Our global network consists of around 180 offices and subsidiaries around the world. This large-scale business base has evolved from our long-term activities, which we are proud of.

Although our diverse activities cover all industries and regions, we are selective in undertaking specific businesses and determining particular fields that we strategically pursue, or where we concentrate our resources. Given many years of experience, we can ensure successful completion of business deals by "Continual Enhancement of Functional Powers" in the areas such as risk management, financial services, logistics development and application of information technology.

"Integrated corporate strength" is our core competence, and means our business foundation and functions are fully integrated to strategically and organically meet customer needs and create new values. We create diverse business by maximizing our "integrated corporate strength" as described in the chart in page 9. By combining various kinds of businesses, we can respond to a wide range of demand from our customers and clients.

■ Core Competence: Integrated Corporate Strength



Creation and Provision of Diversified Values to Meet Customer Demand
Strategic and Organic Integration
Expertise in Risk Management
Expertise in IT
Expertise in Financial Services
Expertise in Developing Logistics
Creativity in Business
Continual Enhancement of Functional Powers
Trust
Intellectual Capital
Global Network
Global Relations
Continual Strengthening of the Business Foundation

For example, in the natural resources business, we can arrange project finance, supply materials and equipment, and handle transportation on top of investing in local development companies. We can manage marketing and sales activities in Japan and third countries for such products as well.

For the automobile business, we employ a comprehensive approach by combining various services: supply production facilities, materials and components to car manufacturers; export complete cars from Japan, import and distribute cars in foreign markets; invest and manage dealerships; and provide financing services to customers.

In our biotechnology-related business, we import and introduce the equipment and technology developed by biotechnology venture companies in the U.S. and Europe, as well as provide drug discovery support through our specialized subsidiaries. We are also expanding the activities in this area by aligning related businesses, and creating a biotechnology venture fund designed to search for profit from new technology.

Also, we focus on searching for promising manufacturing businesses to make investments in and incorporate them into our group. We get involved in their operation to improve their results by adding competent managements and enhance business opportunities not only in supplying raw materials, but also by marketing their products.

Although we have many business lines, there is one thing in common that every single business is based upon and that is, our core competence, "integrated corporate strength." The "Overview of Operations" section in the following pages has more details to help you further understand Sumitomo Corporation, an integrated trading company.

■ Diversity of Our Business


Distribution
Sales
(Exports / Imports /
Wholesale / Retail)
Business Investment
and
Management
Manufacturing
Processing
Customer Finance
Project Finance
Leasing
Marketing
Product and Technology
Development
Integrated Corporate Strength
Construction of
Facilities and Plants
Logistics
(Transportation /
Supply Chain
Management)
Supply of Equipment,
Machinery and
Raw Materials
System Integration
and
Consulting
Natural Resources
Exploitation
Industrial Park
Urban Development

Development and application of new technology for further growth

We are exploring and fostering new technology for the future. We have strengthened our human resources, know-how, network and business incubation to discover and develop globally competent technology. We also focus on developing business models which maximize the value of high-quality technology by making use of our "integrated corporate strength."

Biotechnology

We were one of the pioneers in the biotechnology industry in 1981, and since then have increased employee numbers, improved their skills and developed our expertise in this area. We have taken a comprehensive approach to this business in terms of services, products and investment, capitalizing on our strength.

Drug Discovery Business (Chemical Business Unit)
Summit Pharmaceuticals International Corporation (SPI), our former "New Drug & Biotech Department" which was spun off in 1995, provides drug discovery support services to domestic pharmaceutical companies, offering support for discovery, alliances and production in this area. As the agent of over 50 research institutes and venture companies overseas, including ATCC in the U.S., the world largest bioresource bank, SPI is providing materials and services, and responding to various needs for drug discovery activities of its customers such as domestic pharmaceutical companies.



Chemical compound in vials and chemical library data base (CD).

Equipment and Contract Research Business (Machinery & Electric Business Unit)
SC BioSciences Corporation, established in 2000, is engaged in biotechnology-related equipment and contract research business, aiming to become a One Stop Shop for products and services to support drug discovery research. Through strategic alliances with the overseas leading bio-ventures and utilizing its own laboratory in Kamakura, SC BioSciences is working on business development by analyzing the worldwide trend of cutting-edge biotechnology with focus on genomics, proteomics and bioinformatics. It will soon launch bioinformatic services in the expectation of the most growing business in future. Furthermore, SC BioSciences will also be actively involved in developing in-silico business as well as the systems biology.



SC BioSciences' laboratory in Kamakura.

■ The framework of drug discovery support services

Summit Pharmaceuticals International SC BioSciences Both

	Discovery of Target Molecule	Target Validation	Screening of Chemical Library	Optimization of Lead Compounds	Preclinical Trial	Clinical Trial
Research Activities	• Disease Specimen • Disease Model Animal • Expression Profiling Analysis	• Proteomics • Knock-Out Animal • Over-expression Animal	• Combinatorial Chemistry • Expression Cell System • In Silico Screening	• Drug Design • Pharmacology • Pharmacokinetics	• Pharmacology • Pharmacokinetics • Toxicology	• Genetic Testing • Pharmacological Evalution • Expression Profiling Analysis
Tools & Equipment	• Sequence Analysis • Full Length c-DNA • Culture Collection	• Analysis of Disease Model Animal • Expression Profiling Analysis • Protein Chip / Protein Analysis	• Chemical Library • Natural Products Library • Screening Robot • Combinatorial Chemistry Synthesizer	• Structural Analysis of Protein • Docking Simulation	• DNA Chip • Protein Chip • DNA Microarray	• Protein Chip

■ The major business partners

Summit Pharmaceuticals International

- ATCC / U.S. / world largest culture collection
- Tularik Inc. / U.S. / pioneer in the HTS drug discovery
- Renovis Inc. / U.S. / neuron related drug discovery
- Neurocrine Biosciences Inc. / U.S. / CNS related new drugs
- Zyomyx, Inc. / U.S. / protein chip
- ChemBridge Corporation / U.S., Russia / chemistry services
- MRC / UK / national organization for medical research
- CAT(Cambridge Antibody Technology) / UK / phage antibody
- Lonza Biologics / UK / contract manufacturing of antibodies
- Evotec-OAI / Germany / contract screening
- Yamasa Corporation / Japan / gene related pharmaceuticals

SC BioSciences

- Ciphergen Biosystems Inc. / U.S. / protein chip systems
- Pyrosequencing AB / Sweden / SNP typing system
- Igen / U.S. / high-throughput screening equipment
- Curagen / U.S. / contract research of gene function analysis
- Argonaut / U.S. / automatic chemial synthesizer
- GeneEd / U.S. / web education of biotechnology
- Viaken / U.S. / bioinformatics
- Carr / U.S. / blood plasma separation system
- Wave Biotech / U.S. / bioreactor
- Aber / UK / bacteria monitor
- Proteom Limited / UK / protein function analysis

Exploring and fostering ventures (Financial & Logistics Business Unit, Chemical Business Unit, Machinery & Electric Business Unit)

In July 2001, we established an approximately ¥10 billion Summit Biotechnology Fund (10-year term), which is the largest biotechnology fund in Japan. In addition to being backed by the "integrated corporate strength" of our Group, the fund has a unique advantage over a number of similar funds in Japan, with the participation of Dr. Yasunori Kaneko (Doctor of Medical Science, MBA) and Dr. Yoshihiro Ohtaki (Doctor of Agriculture), both leading Japanese bio-venture capitalists. The fund aims at capital gains from an initial public offering or trade sales of the ventures mainly in Japan and the U.S.

We also started Summit Biotech (SBI) in Silicon Valley in the U.S. in March 2002, to strengthen the Summit Biotechnology Fund in the U.S. by searching for promising bio-ventures and dealing with biotechnology-related business.

Strengthening our global presence (Chemical Business Unit)

In September 2001, we established Summit Pharmaceuticals Europe (SPE), a 100% owned subsidiary in London, integrating the sales activities of medicines and medical intermediates (raw materials) which was conducted by four local subsidiaries and two companies into SPE. SPE will also be involved in outsourcing business of drug manufacturing, while expanding the transactions with local pharmaceutical companies. Also in North America, we will develop the pharmaceutical businesses primarily through Summit Pharmaceuticals (SPL). In the pharmaceutical industry, where global consolidation mergers among major pharmaceutical companies are progressing, we will make use of the "integrated corporate strength" of our Group through the triangle network of Japan, the U.S. and Europe.

■ The triangle network

JAPAN
Summit Pharmaceuticals International Corporation
SC BioSciences Corporation
SC Bio Capital Co., Ltd.
Investment Development Dept. of Sumitomo Corporation

UK
Summit Pharmaceuticals Europe Ltd. (SPE)

U.S.
Summit Pharmaceuticals LLC (SPL)
Summit Biotech Inc. (SBI)
Sumitomo Corporation of America

Nanotechnology

Nano-technology, the technology to manufacture and process materials in nanometer units (one billionth of a meter) has tremendous potential for applications in various areas including electronic materials, medical treatment and the environment. We are actively involved in this future area through alliances with the best partners.

Single Wall Carbon Nano Tube (Media, Electronics & Network Business Unit)

We have allied with Carbon Nanotechnologies Inc. (CNI), a leading venture company in the U.S., developing and manufacturing Single Wall Carbon Nano Tubes (SWNT). We will market SWNT, for which CNI has a manufacturing patent, to customers in Japan and Asian countries, and support joint research and development for new applications for Carbon Nano Tubes (CNT). CNI is a venture company, specializing in developing and manufacturing SWNT. CNI was founded by a group led by Professor Richard E. Smalley at Rice University in the U.S. Smalley is a Nobel prize winner in chemistry for his renowned discovery of nanotech material, fullerenes.

SWNT are expected to be superior to multi-wall type carbon nano tubes in terms of strength, electric properties, etc. They are manufactured in a scalable process developed by CNI.



(Left) A pilot plant.
(Upper right / Left side) The surface of SWNT.
(Upper right / Right side) The ropes of SWNTs.
(Lower right) A structural comparison of carbon materials.

Information Technology

Development of Information Technology

We regard the network-related business, which is growing along with broadband-based telecommunications and the fusion of broadcasting and communication, as one of the strategic areas. We are focusing on exploring and fostering promising overseas IT ventures in this area and introducing leading-edge technology to the Japanese market.

Exploring the most-advanced technology in the U.S. (Media, Electronics & Network Business Unit)
In 1998, we established a venture capital company, Presidio Venture Partners (PVP) in Silicon Valley to explore and foster IT ventures in its investment portfolio. The number of companies in the portfolio has increased to more than 60. We support the companies in which PVP is investing with our "integrated corporate strength" not only for their technological development but also for their business network development in Japan and worldwide, which is necessary to market their products.

Also, we are actively using cutting-edge technology and equipment developed by the companies in which PVP is investing to provide solutions to our clients. In this way, we are maximizing our service value to clients and the investment value of PVP's portfolio companies.

Business development in Japan and enhancement of the value of portfolio companies (Media, Electronics & Network Business Unit)
Responding to the spread of broadband-based networks, we set up SC ComTex, Inc. in April 2001, into which we integrated our network-related businesses. SC ComTex handles a wide variety of products for end users as well as carriers and data centers. It provides total solutions by gathering promising cutting-edge technology from around the world, customizing them for the Japanese market, offering them along with distribution, system integration and field support.

SC ComTex also handles products developed by venture companies in PVP's portfolio, including equipment for VoIP (Voice over IP, Internet telephony) developed by Sonus, Inc. and Syndeo Corporation, as well as encryption security devices developed by NetScreen Technologies, Inc.

New business model utilizing Information Technology

We not only introduce overseas Information Technology into the Japanese market but also strive to maximize its synergy by developing and operating unique business models utilizing IT, proactively capturing the needs of Japanese consumers and various industries.

Broadband (Media, Electronics & Network Business Unit, Machinery & Electric Business Unit)
Broadband infrastructure in Japan is rapidly being deployed. According to the Ministry of Public Management, Home Affairs, Posts and Telecommunications, ground-based broadband infrastructure (Cable TV broadband Internet, ADSL, FTTH optical services, etc.) is expected to penetrate into nine million households during fiscal year 2002.

We are developing a wide range of services, including cable TV, cable telephony and high-speed broadband Internet access services, through our subsidiary, Jupiter Telecommunications Co., Ltd. (J-COM Broadband), which is the largest cable TV multiple system operator (MSO) in Japan. In April 2002, J-COM Broadband was awarded "Operator of the Year" from "Multi-channel News International," an international broadcasting industry magazine, for its contribution as a leader of the cable TV industry in Japan. This was the first time that a Japanese company won this prize. In addition, Jupiter Programming Co., Ltd., a multi-channel operator (MCO) of satellite broadcasting, is currently participating in the business operations of 11 broadcasting companies (total 14 channels). Jupiter Programming is enjoying high market share and business efficiency by taking advantage of offering multiple channels. In this broadband era, these businesses are bringing substantial competitiveness to Sumitomo Corporation, both in infrastructure and content.

In addition, AlphaBridge Corporation, jointly created by the Company, NEC Corporation, Microsoft Corporation and others, has launched Japan's first in-operation digital content delivery

PVP's major portfolio companies

■ VoIP Solution


● IP telephony network
● Legacy telephone network
IP Network
Interface to legacy telephone network
VoIP soft switches
Telephone conference service
Security service

■ Enrollment of households for J-COM services (Ten thousands of households)


120
100
80
60
40
20
0
'96/12
'97/12
'98/12
'99/12
'00/12
'01/12
'02/3
J-COM Phone
J-COM TV
J-COM Net

and storage service. This service combines the company-developed automatic delivery and storage management technology for moving images with ground-based broadband network services. Its service is scheduled to be launched in October 2002, and planned to expand step by step in accordance with the extent of spread and enhancement of service functions of ground-based broadband infrastructure in the future.

Further, in 2001, we began full-fledged activities as the primary Japan distributor for Virage Inc. (U.S.), the leading provider of video-search software and services. Virage technology is adopted by over 300 corporations worldwide, including key broadcasters such as CNN, in the U.S. and Telecinco, in Spain. We are currently marketing Virage solutions through strategic alliances with domestic system integrators, service providers and content holders. In the future, we plan to expand Virage-related businesses by offering the first domestic broadband Internet video-search ASP (application service provider), and by developing our media contents and e-learning businesses, as well.


Videologger, Virage's product, produces videos searching database with multi media analysis technologies.

BtoB business (Metal Products Business Unit, Media, Electronics & Network Business Unit, Kansai Regional Business Unit)

A typical example of a BtoB business site we are operating is MonotaRO.com, developed by SC Grainger Co., Ltd. On its site, approximately 500,000 items of indirect materials for plant use MRO (maintenance, repair and operations), including various tools, chemical products and safety products, can be searched. We are planning to increase the number of items to 1 million during 2002. The site has started full-fledged operation in November 2001 following the one-year test period, and the number of transactions through the site has been steadily increasing. As of the end of March 2002, the number of registered companies and business offices totaled 5,600 and 7,000 respectively. Registered companies are expected to increase to 30,000 during 2002. e-commerce is best suited for the search and transaction of MRO items, which have no uniform standard and are distributed under a complicated distribution system. This one-stop service has large business potential since it is expected to substantially reduce additional procedures and client costs.


MonotaRO.com, a site that supports manufacturers.

Medical and Healthcare-related Business (Chemical Business Unit)

As announced by the Ministry of Health, Labour and Welfare in its "Health Information Strategy 21" at the end of 2001, the needs for computerization in medical field has been growing. Taking this trend in advance, we entered into the electronic medical record (EMR) business through APIUS in November 2000. This business has made steady progress, as evidenced by the fact that the number of medical institutions which introduced the system reached 30 in April 2002. In the future, in parallel to the penetration of broadband communication networks, we will further progress application service provider (ASP) business and develop a medical information network system among hospitals, clinics, drugstores, testing laboratories and pharmaceutical companies.

Fulfillment Services (Consumer Goods & Service Business Unit, Financial & Logistics Business Unit, Media, Electronics & Network Business Unit)

In November 2001, we established a joint venture company, Sumisho Hermes General Service Inc. (Sumisho HGS), with Otto Versand GmbH & Co. of Germany, the world's largest mail-order house, launching the "Fulfillment Service Provider" (FSP) business. The new company will promote the multi-channeling of consumer market, which will accelerate by the progress of information technology and the spread of Internet, by providing the comprehensive, cross-functional services to the direct marketing companies in Japan and abroad. This will be the first internationally networked FSP platform in Japan. The first client successfully integrated onto the new company's FSP platform was the official online shop of FIFA World Cup 2002™, the hottest global sports organization, which evidences the competence of our new venture. Since 1986 Otto has been successfully operating Otto-Sumisho Inc., one of the leading mail-order houses in Japan, jointly with Sumitomo Corporation. The new venture will provide integrated and efficient services, best utilizing the abundant management resources and global networks of our Group as well as Otto's.

■ Fulfillment Services


Direct Marketing Companies
SUMISHO HERMES GENERAL SERVICE
Sumisho HGS
Providing the Total Services
• Marketing Support
• Media Services
• Buying Network
• Customer Services
• Payment Management
• IT Services
• Delivery
• Warehousing
Ownership:51%
Ownership:49%
Sumitomo Corporation
Sumitomo Corporation
• Marketing
• Management Resources
OTTO
Otto Group
• International Platform
• Expertise on Mail-Order Business
The alliance companies of Sumitomo Corporation and Otto Group

New Energy

We are actively involved in new types of power supply businesses with the prospect that deregulation, such as liberalization of domestic electricity retailing, may produce business opportunities. Also, we are actively working on various clean energy projects against the backdrop of growing demand for clean energy.

Power supply (Mineral Resources & Energy Business Unit, Machinery & Electric Business Unit)
In February 2001, we established Summit Energy Corporation, a licensed Power Producer and Supplier (PPS), together with Sumitomo Joint Electric Power Co., Ltd. Summit Energy has its current capacity of 68,400 kW and provides electricity for large business customers in western Japan. During fiscal year 2002, our own gas engine power station will be added to the capacity, to increase stability and competitiveness of our electricity supply capability. Also in eastern Japan, we have been preparing for electricity retailing business, through establishment of "Summit Onahama S Power Corporation," a joint venture with Shinnihon Salt Co., Ltd.

While there are a variety of on-site power generation systems, including wind power and photovoltaic systems, micro gas turbine (MGT) has attracted the greatest interest due to superiority in its practical application. We are developing a wide range of businesses, not only promoting the sales of MGT systems but also individually developing a combination with air-conditioning systems. Through the promotion for small-size demand such as convenience stores and supermarkets, MGT systems are expected to save energy and costs for society.


祝
サミットエナジ
供給開始
Summit Energy started supplying electric power in July 2001.


The micro gas turbine co-generation system installed at a hospital in Kyushu.

Clean energy (Mineral Resources & Energy Business Unit, Machinery & Electric Business Unit)
We jointly established Japan Natural Energy Co., Ltd. with major electricity companies, engaged in "Green Power Certification System" business, which is the first model in Japan and currently has 28 clients as of June 2002. In August 2001, it started issuing a Certificate of Green Power based on wind power generation.

We also invested ¥700 million in "FondElec Latin America Clean Energy Services Fund" (total fund amount is approximately ¥3.1 billion) which seeks capital appreciation through investments in clean, renewable energy and/or energy efficient emission reduction projects in Latin American countries. The Company also serves as a technical advisor to the fund proactively originating and developing promising investment opportunities.

In addition to the activities on developing hydrogen energies and fuel cells, the Company started to provide consulting services to corporate clients for reduction of green house gas through an alliance with Trexler & Associates, Inc., a global warming and enhanced greenhouse effect mitigation consultant in the U.S.

Commodity Risk Management business

A wide variety of risk management products have been created thanks to progress in financial technology. We are actively creating and marketing new derivatives products through our participation in a broad range of commodity markets such as precious and base metals, energy and agricultural products.

Weather Derivatives (Financial & Logistics Business Unit)
We have started to integrate intra-company weather risks through the use of weather derivatives. Our business is often exposed to various weather risks due to the wide range of industries and regions that we are involved in through trading. Even when we are not directly exposed to such risks, our suppliers and clients may have substantial weather-related risks. The Commodity Business Department will try to analyze those risks, and efficiently manage those exposures which affect the profitability of the Company. Furthermore, we will provide value-added services to clients through business proposals in which weather derivatives are embedded. The weather risk management business has substantial growth potential in areas such as energy (oil, power and gas), consumer electronics, foods and textiles.

■ Businesses and industries exposed to weather risks

Temperature	Cool summer	: Beer and other beverages, Air conditioner
	Heat wave	: Golf course
Precipitation	Above normal rainfall	: Amusement parks, Tourism
	Little rain	: Hydro power generation, Agriculture
Snow cover	Heavy snow	: Snow removal
	Little snow	: Ski resorts
Wind	Strong wind	: Ports and Harbors, Aviation
	Weak wind	: Wind power generation
		etc.

Overview of Operations

Contents

A Glance at performance by Business Unit 16
Metal Products Business Unit 18
Transportation & Construction Systems Business Unit 20
Machinery & Electric Business Unit 22
Media, Electronics & Network Business Unit 24
Chemical Business Unit 26
Mineral Resources & Energy Business Unit 28
Consumer Goods & Service Business Unit 30
Materials & Real Estate Business Unit 32
Financial & Logistics Business Unit 34
Domestic Offices and Subsidiaries, Overseas Offices and Subsidiaries 36



A Glance at Performance by Business Unit

In April 2001, we launched our two-year management plan, the "Step Up Plan." The most important theme of this plan is the drastic expansion of our earning base through strategic allocation of our management resources. Our consolidated net income for the first year of the plan ended March 31, 2002 was ¥45.2 billion, which exceeded our original budget of ¥45.0 billion. All Business Units achieved profit.

We continue to aggressively replace low-return assets with high-return assets and further expand our earning base to achieve a consolidated net income of ¥55.0 billion in the current year ending March 31, 2003.


Domestic Regional Business Units, Offices and Branch Offices
Overseas Subsidiaries and Branches
Financial & Logistics Business Unit
Materials & Real Estate Business Unit
Consumer Goods & Service Business Unit
Legend
Metal Products Business Unit
Transportation & Construction Systems Business Unit
Machinery & Electric Business Unit
Media, Electronics & Network Business Unit
Chemical Business Unit
Mineral Resources & Energy Business Unit

■ INPUT per Business Unit (Year ended March 31, 2002)

(Billions of Yen)


477.3 / 11.3%
590.7 / 14.0%
152.5 / 3.6%
480.3 / 11.4%
277.4 / 6.6%
266.7 / 6.3%
314.1 / 7.5 %
738.2 / 17.5%
Assets
¥4,852.6 billion
421.2 / 10.0%
291.4 / 6.9%
204.8 / 4.9%

(Number of Employees)


4,369 / 14.9%
2,410 / 8.2%
1,215 / 4.2%
958 / 3.3%
3,235 / 11.0%
1,161 / 4.0%
Personnel
30,264
2,460 / 8.4%
6,842 / 23.4%
1,178 / 4.0%
3,549 / 12.1%
1,926 / 6.6%

■ OUTPUT per Business Unit (Year ended March 31, 2002)

(Billions of Yen)


59.1 / 12.0%
53.1 / 10.7%
14.5 / 2.9%
42.6 / 8.6%
81.9 / 16.6%
Gross Trading Profit
¥487.3 billion
36.6 / 7.4%
78.5 / 15.9%
30.6 / 6.2%
42.0 / 8.5%
25.5 / 5.2%
30.1 / 6.1%

(Billions of Yen)


7.9 / 17.5%
4.1 / 9.2%
1.3 / 3.0%
3.0 / 6.6%
5.1 / 11.3%
2.4 / 5.5%
Net Income
¥45.2 billion
4.5 / 9.9%
4.3 / 9.7%
4.1 / 9.1%
6.3 / 14.1%
1.9 / 4.2%

■ **Outline for performance per Business Unit (For the years ended March 31, 2002, 2001)**

(Billions of Yen)

		Assets	Gross Trading Profit	Net Income
Metal Products Business Unit	2001	332.0	35.7	3.3
	2002	314.1	36.6	4.5
Transportation & Construction Systems Business Unit	2001	660.5	73.0	2.6
	2002	738.2	78.5	4.3
Machinery & Electric Business Unit	2001	440.1	26.5	△6.0
	2002	421.2	30.6	4.1
Media, Electronics & Network Business Unit	2001	361.3	49.5	15.4
	2002	291.4	42.0	6.3
Chemical Business Unit	2001	225.0	28.9	2.9
	2002	204.8	25.5	1.9
Mineral Resources & Energy Business Unit	2001	252.1	30.1	△7.1
	2002	266.7	30.1	2.4
Consumer Goods & Service Business Unit	2001	269.3	77.9	3.0
	2002	277.4	81.9	5.1
Materials & Real Estate Business Unit	2001	524.8	37.0	△3.7
	2002	480.3	42.6	3.0
Financial & Logistics Business Unit	2001	114.5	13.4	1.3
	2002	152.5	14.5	1.3
Domestic Regional Business Units, Offices and Branch Offices	2001	706.0	55.7	2.6
	2002	590.7	53.1	4.1
Overseas Subsidiaries and Branches	2001	482.9	60.9	6.0
	2002	477.3	59.1	7.9

The Metal Products Business Unit has been engaged in domestic and international transactions of steel and non-ferrous metal products, processing and other related metals business leveraging our "integrated corporate strength" and adhering to our "customer-centered" strategy. We have been developing our business by closely responding to customer needs, including setting up a customer-oriented "Metal Products for Automotive Industries Division," in addition to the divisions by product.

OPERATING ENVIRONMENT

With continued stagnant domestic steel demand, the operating environment in fiscal year 2001 remained extremely tough with a historical high level of excess inventory until the calendar year end. Steel exports from Japan were sluggish in the first half of the fiscal year, affected by the IT recession in the U.S., especially for our main markets in Asia. Despite this, demand showed signs of recovery in the second half of the fiscal year. In contrast with steel exports, demand for steel pipes and plates for the energy industry has been relatively favorable throughout the fiscal year. Industry consolidation has further progressed against the backdrop of worldwide oversupply, characterized by business integration and alliances among domestic and international steel manufacturing companies, as well as the consolidation of steel divisions among Japanese trading companies.

STRATEGIES

Under the severe business environment, the Metal Products Business Unit is aiming to reinforce its earning power by enhancing its capabilities from a customer point of view.

We created the Metal Products for Automotive Industries Division to be more directly responsive to customer needs. This division is designed to have a function as a One Stop Shop of all metal products for the automotive manufacturers, beyond the conventional separation of steel and non-ferrous metal products. Responding to globalization of automobile production, its main role is to provide extensive supply systems on a local basis. We are prepared to meet this need with our "integrated corporate strength," ensured by a network of steel service centers developed in Asia and North America. In Asia, we further reinforced our competitive position by acquiring four steel service centers, as well as other facilities, from Nomura Trading Holdings.

In the oil and gas pipe business, we are supplying comprehensive support services to oil and natural gas companies worldwide through "TIMS"(Tubular Information Management System), our proprietary online Supply Chain Management (SCM) system for steel pipes. TIMS is an innovative system which not only supplies steel pipes, but also provides comprehensive support for inventory management, from the processing, inspection, transportation and repair at the resource development site. This TIMS management system is recognized as a most effective scheme among customers worldwide.

In our aluminum business, we are ranked at the top of the industry by handling 100,000 tons of aluminum sheet for cans per year. Our integrated processing system ranges from procurement of aluminum ingots manufactured in our overseas aluminum smelting facility to aluminum can stock. A subsidiary, Summit Aluminum Ltd. is engaged in the aluminum recycling business in Japan.

We are also focusing on developing new services. SC Grainger Co., Ltd. developed a web site, MonotaRO.com, which began operation in November 2001. It allows customers to search approximately 500,000 MRO (maintenance, repair and operating) materials used in plants, such as machinery tool items. During 2002, it plans to expand the number of items to 1 million, and offer online procurement of MROs. This one-stop service has a lot of potential, as it will take advantage of e-commerce to search for a wide range of specialized products and materials.

■ Organization

Planning & Administration Dept., Metal Products Business Unit

Metal Products IT Solution Dept.

Iron & Steel Division, No.1
- Steel Business Planning & Investment Dept., No.1
- Plate & Steel Structure Dept.
- Railway Products, Forging & Casting Dept.
- Construction Steel Products & Steel Scrap Dept., Tokyo

Iron & Steel Division, No.2
- Steel Business Planning & Investment Dept., No.2
- Steel Sheet & Strip International Trade Dept., No.1
- Steel Sheet & Strip International Trade Dept., No.2
- Steel Sheet & Strip International Trade Dept., No.3
- Steel Sheet & Strip Dept.
- Stainless Steel, Wire Rod & Speciality Steel Dept.

Tubular Products Division
- Tubular Products International Trade Dept.
- Specialty Tubular Products & Titanium Products Dept.
- Tubular Products Dept.

Metal Products for Automotive Industries Division
- Steel Sheet Products & Non-Ferrous Products for Automotive Industries Dept.
- Steel Tubulars for Automotive Industries Dept.
- Wire Rod & Speciality Steel for Automotive Industries Dept.

Non-Ferrous Products & Metals Division
- Non-Ferrous Products & Metals Development Dept.
- Light Metals & Products Dept.

BUSINESS TOPICS

Acquisition of steel business from Nomura Trading Holdings Co., Ltd.

It is indispensable to assure a solid business base to fully utilize our "integrated corporate strength." We acquired Nomura Trading's steel export division, which had been developing a wide range of steel business in Asia, as well as nine related subsidiaries. Three of these companies are located in Thailand, four in Vietnam, one in Malaysia and one in China. Before the acquisition, we had already established the No.1 position in the steel sheet and coil business in Asia with 12 steel service centers. This acquisition resulted in a total of 16 steel service centers. The aims of this acquisition include reinforcement of our business in Vietnam, an untapped market up until then, further expansion of our steel sheet business network, increased responsiveness to a wide range of customer needs of large global customers such as automobile manufacturers, and strengthening of our metal processing business, including zinc-coated steel sheets.


(Sales volume 1,000t / Year)
150~
50~149
0~49
The number of steel service centers
China
Vietnam
Taiwan
Philippines
Thailand
Malaysia
Singapore
Indonesia

Our steel service center business in Asia enjoys the No.1 position.

Malaysia: Oil pipe CORAL (Cost Reduction Alliance) Project



Steel pipe installation and inventory operation site in Malaysia.

We won the contract to deliver oil pipes, including comprehensive SCM support on a local basis, for two years extendable to a maximum of five years for the CORAL Project. In the project, PETRONAS - CARIGALI and three major petroleum companies in Malaysia will jointly purchase oil pipes. The successful contract award, from which we expect a demand of approximately 50,000 tons of oil pipes, is due to our comprehensive support system using "TIMS," our proprietary online SCM system for steel pipes.

In addition, our SCM system is highly recognized by oil and gas companies worldwide, as demonstrated by our track record of winning oil pipe contracts in Australia, Chad and North Sea. This is a typical example that illustrates how we expand business by offering comprehensive solutions.

Metal Products for Automotive Industries Division – Seeking for fully customer-oriented services

To best meet specific customer needs, we established the Metal Products for Automotive Industries Division. This division handles every type of metal products used in automobiles, including steel sheet, wire rod, specialized steel, steel pipe and aluminum products.

Its steel service center processes expanded materials in a customized manner and provides just-in-time (JIT) delivery with expanded facilities in the northern Kanto and Shiga Prefecture areas besides the facility in Hiroshima Prefecture. Also, the division demonstrates the Company's competitiveness in improving the efficiency of its customer procurement process on customer needs. We contribute to component downsizing with value-added proposals (VA proposals). In addition, we offer SCM services to facilitate the efficient procurement of various components purchased from suppliers worldwide. The division is pursuing new business opportunities to get ahead of the competition by capitalizing on our strength in providing a One Stop Shop for steel and aluminum.


Customer
Wire Rod & Speciality Steel for Automotive Industries Dept.

Metal Products for Automotive Industries Division that handles every type of metal products used in automobiles.

TRANSPORTATION & CONSTRUCTION SYSTEMS BUSINESS UNIT

We are engaged in domestic and international trade of ships, aircraft, railroad transportation systems, automobiles, construction equipment and related components and spare parts, as well as other related business. In each business, we are developing new structures for complex, high value-added transactions by making full use of our comprehensive coordinating capability and consulting capability, in addition to our traditional trading know-how.

OPERATING ENVIRONMENT

Demand for new ships was relatively strong despite the stagnant shipping market. During 2001, Japanese companies regained the lead from Korea in shipbuilding by receiving 14.55 million gross tons in ship orders, accounting for 40% of worldwide ship orders.

The commercial aviation market has hit the bottom and some gradual recovery is seen after experiencing a sharp reduction in air traffic, which resulted in pushing some airlines with financial weaknesses into liquidation or restructuring, after the September 11, 2001 terrorist attacks in the U.S.

Urban transportation systems have attracted attention worldwide for their environmental contribution and as one solution to traffic congestion. Demand for transportation systems has been growing in the U.S., Taiwan, the Philippines, India and Indonesia.

In addition, overseas railroad projects financed through Japanese government official development assistance (ODA) are conducted on an ongoing basis.

In the automobile business, each automobile manufacturer has been increasingly focusing on enhancing its profitability and brand name by concentrating on core businesses, as the first wave of international consolidation has occurred.

As for construction equipment business in Japan, growth in the rental market is accelerating, making up for the prolonged slump in new equipment sales.

STRATEGIES

We are developing a system to provide complex and high value-added services in each area, while maintaining our traditional trading capabilities.

In the commercial jetliner market, we were successful in achieving steady growth in our aircraft lease portfolio by carefully selecting high-value aircraft and reputable lessees. Recently, we were awarded multiple lease contracts for a total of 11 aircraft with European first-tier lessees, of which two aircraft have already been sold in the investors market. In the shipbuilding field, during fiscal year 2001, we won contracts with a total value of more than ¥100 billion for approximately 40 mainly mid-sized bulk carriers and product tankers.

In overseas railroad projects, we, as a member of a Japanese consortium, won the first-ever contract to export the Shinkansen, Japan's bullet train, to Taiwan. We also received a train control & signaling and telecommunication system order for a Delhi subway construction project in India, which is on yen-loan financed by the Japanese government (ODA).

In the automobile industry, in addition to our traditional trading business, we are supplying basic services to meet a wide range of industry requirements, such as development and delivery of production facilities and equipment, development and production of OEM parts, and investment in and management support for overseas automobile manufacturing plants. We also act as a distributor in overseas markets. We are striving to expand business by providing high value-added specialized financial, logistics and system services in addition to our basic services.

In the construction equipment industry, we will strengthen our rental business in the domestic market and used construction equipment business, which is an expanding market around the world. On the other hand, we are starting a project to support logistics for overseas plants of Komatsu Ltd. We will also work with Kobelco Construction Machinery Co., Ltd. to supply components for plants of a joint venture between a local partner and Kobelco in Italy, in which we also have an investment. In this way, we will continue to enhance our integrated services for our clients both in Japan and overseas.

■ Organization

Planning & Administration Dept., Transportation & Construction Systems Business Unit

Ship, Aerospace & Transportation Systems Division

- Ship & Marine Project Dept.
- Aerospace Dept., No.1
- Aerospace Dept., No.2
- Transportation Project Dept.

Motor Vehicles Business Division

- Motor Vehicles Business Planning & Coordination Dept.
- Motor Vehicles Dept., No.1
- Motor Vehicles Dept., No.2
- Motor Vehicles Dept., No.3
- Motor Vehicles Dept., No.4

Construction & Mining Systems Division

- Construction Equipment Dept., No.1
- Construction Equipment Dept., No.2
- Construction Equipment Dept., No.3

BUSINESS TOPICS

Award of lease contracts with European first-tier lessees

In December 2001, we were awarded a sales and lease back deal for Airbus A320 type aircraft (6 units) with Spanish national flag carrier Iberia, and Boeing B737 type aircraft (5 units) with Danish Maersk Air. Total equipment cost exceeded US$247 million. This contract was the first major aircraft lease transaction arranged by Japanese lessors in the stagnant market environment following the September 11, 2001 terrorist attacks in the U.S. Both Iberia and Maersk Air have solid reputations for their aircraft maintenance, operation, service and financial strength, exempt from any serious impact from the repercussions of the turmoil in the US aviation market following the terrorist attacks. Our selection of conservative lease deals concentrating on placing aircraft only with reliable lessees kept us away from the effects of the market slump post September 11. We will continue to vigorously step up our core aircraft operating lease business by seeking further high quality opportunities.


Our aircraft operating lease business is growing.

Developing our automobile business focusing on financial, logistics and system services


Summit Motors Hungary Rt develops the automobile sales business.

Sumisho Auto Leasing Co., Ltd., which is ranked second in the industry in Japan, has been steadily developing business. In addition, one of our subsidiaries, Real Business Incubator Co., Ltd. is developing an innovative financial product for the liquidation of outstanding used car debt and offering it to major used car franchises. We also set up subsidiaries providing automobile credit services worldwide. These companies have become industry leaders in many countries, including Indonesia and Slovenia.

We work with the logistics subsidiary of Nissan Motor Co., Ltd., which Nissan spun off in July 2001. Through an alliance with this leading automobile logistics company, we will focus on making automobile distribution more efficient, open and active.

Our in-house developed ordering system is used by automobile manufacturers such as BMW Japan. In our business overseas, we started sales of a financial support system for car dealers, which was originally developed by our subsidiary in Hungary for its own use.

Integrated logistics service for Komatsu to start

Komatsu Ltd., one of our major construction equipment business clients, decided to outsource component procurement function for construction equipment production in their overseas plants as a series of their business strategy to expand their global production and enhance their international competitiveness. In order to meet such needs, we set up a logistics business account for Komatsu to be launched toward autumn of 2002, jointly with our Logistics & Insurance Division. We are preparing a system to offer our integrated services, which will enable us to respond quickly and efficiently to a variety of situations by capitalizing on our logistics technology (LT), information technology (IT) and financial technology (FT).

Although Komatsu's current logistics outsourcing is targeted mainly for plants in North America and Europe, it is expected to expand it to plants in other regions, including Asia, where we will focus on new opportunities. We will also aim to obtain logistics outsourcing business for other domestic and overseas manufactures with the expertise to be gained from this project.


Komatsu Overseas Plant
One Stop Shop Provider
Logistics <LT>
IT Planning <IT>
Financial Service <FT>
Credit & Risk Control
Development of New Suppliers
Sumitomo Corporation
Affiliated Companies
Business Partners
Our function in the logistics business.

Fully utilizing domestic and international networks, the Machinery & Electric Business Unit is engaged in a wide range of infrastructure development business including power generation, telecommunications facilities, water and sewage, natural gas-related projects and pipelines by project participation, investment and finance. The unit is also strengthening its role and function as a leader and organizer in new and innovative area of business, such as biotechnology, clean energy and IT (information technology).

OPERATING ENVIRONMENT

The environment for domestic infrastructure facilities business continues to be very challenging due to sluggish domestic demand and declining domestic production by Japanese manufacturers, which are generally increasing production facilities overseas. On the other hand, our relatively new areas of business, such as biotechnology, clean energy and IT solutions are still expected to continually expand.

In our business overseas, the infrastructure development business in Asia and Middle East markets, mainly in power generation and natural gas-related areas, has shown signs of recovery, and private-sector projects, primarily financed by foreign investment funds started to become active along with conventional public-sector projects.

STRATEGIES

In our international business, which is mainly focused on infrastructure projects in developing countries, we are focusing on private-sector business and projects through project participation, investment and finance in addition to Japanese Government-supported projects, such as ODA (Official Development Assistance), Public Export Credit, and Government-guaranteed Projects.

A typical example of our project participation in business is a power plant project in Vietnam coordinated through a consortium we have formed with EDF (Electricite de France) and the Tokyo Electric Power Company, Incorporated. The project involves the construction and operation of a 715-megawatt power plant in Phu My region in south Vietnam. The consortium will construct and operate the plant and sell electricity generated there to EVN (Electricity of Vietnam) for 20 years, at which time the plant will be transferred to EVN, the government organization.

Another example of this business is a 25-year US$3 billion water supply and electric power BOT (Build, Operate, Transfer) project in Al Jubayl in the east of Saudi Arabia. The project involves the construction of a desalination plant, a 2,000-megawatt power generator designed to take advantage of the plant's wasted heat and steam and a 400-kilometer pipeline to transport the desalinated drinking water to Riyadh, the capital of Saudi Arabia. We have the experience and know-how to plan and organize this kind of large-scale BOT project, including provision of related finance structure arrangements and risk management. In Information & Telecommunication projects, we are actively seeking for an alliance with system integrators from around the world to strengthen capability to match new customer needs in addition to existing full turnkey business of information and telecommunication systems.

As for new area businesses, we are focusing on three specific areas: biotechnology to target "tailor-made medicine," clean energy, such as "solar energy," as well as "fuel cell" and "on-site power generation systems" and IT as "basic industry infrastructure for 21st century industries." We have been especially active in the biotechnology industry, in which we have been supporting drug discovery in pharmaceutical and biotechnology companies with hardware and software through SC BioSciences Corporation.

We will continue to focus on the joint development of cutting-edge technologies for analyzing genes and proteins through alliances with biotechnology venture companies in Japan, Europe and the U.S. In 2001, we founded the "Summit Biotechnology Fund" (¥10 billion) jointly with Summit Pharmaceuticals International.

■ Organization

Planning & Administration Dept., Machinery & Electric Business Unit

Machinery & Electric Systems Division
- Machinery & Systems Dept.
- Facilities & Systems Dept.
- Information & Electric Systems Dept.

Project Development Division
- Plant & Project Dept.
- Project Development Dept.
- Industrial and Infrastructural Project Dept.

Power Project Division
- Power Project Dept., No.1
- Power Project Dept., No.2
- Power Project Dept., No.3
- Power Project Dept., No.4

Information & Telecommunication Project Division
- Information & Telecommunication Project Dept., No.1
- Information & Telecommunication Project Dept., No.2

Won a contract for the power generator facility in Malaysia

Recently in Malaysia, where the economy has been growing substantially compared to other Southeast Asian countries, the role of IPPs (independent power producers) and IPP developers in the country's power generation business has increased due to liberalization and deregulation of the electric power market. Construction of large-scale power generation facilities in the country is becoming urgent as the electricity supply tightens over growing demand.

In October 2000, we won a ¥20 billion contract to supply a 350-megawatt power generator (to be manufactured by General Electric) to SKS Ventures Sdn. Bhd., a leading IPP developer in Malaysia. The project, which is recognized as the most promising project to deal with the anticipated shortage of electricity around 2003 to 2004, will be completed in March 2003.

We aim to expand the number of orders for large-scale projects overseas by appealing our track record and offering optimal solutions.



The PRAI combined-cycle power station under construction in Malaysia.

Blue Stream Project – Black Sea Gas Pipeline Project



Installation site of offshore gas pipelines that run across the Black Sea.

Together with other Japanese trading companies, we participated in the Black Sea Gas Pipeline Project of Blue Stream Pipeline Company, B.V., which is a gas pipeline joint venture between two major gas companies, Gazprom in Russia and ENI in Italy.

In November 1999, the consortium of the three Japanese trading companies, together with Italian and French companies, won a US$1.7 billion contract for a pipeline compressor station construction project from Blue Stream. The consortium has already delivered 310,000 tons of special pipes and its related materials worth US$390 million, by utilizing Japanese official export credit facilities. The project includes laying down two offshore pipelines across approximately 390 km of the Black Sea from Dzhubga in the Russian Federation to Samsun in the Republic of Turkey, and constructing the related compressor station on the Russian coast of the Black Sea. The first pipeline is scheduled for operation in August 2002, and the second one in May 2003.

Mobile telephone business in Mongolia – The first full-scale private investment by a Japanese company

In 1995, we established a joint venture, MobiCom Corporation, with KDDI and NEWCOM Co., a Mongolian communication consulting company. We hold a 44.44% stake in MobiCom. MobiCom began operation in 1996. KDDI is in charge of technical support, and we are in charge of procurement of system equipment for mobile telephone communication and operation of MobiCom. Since MobiCom adopted the GSM system which is a de facto of mobile telephone standard and also introduced pre-paid cards for payment, MobiCom's subscribers increased beyond expectations to 160,000 subscribers which represents 80% of the current market in Mongolia. In addition to mobile telephone, MobiCom provides a wide range of services, including mobile Internet, fixed wireless telephone and satellite telephone. MobiCom aims to become a comprehensive telecommunication company leading the information and communication field in Mongolia.



MobiCom Corporation, with 80% of the mobile phone market share in Mongolia.

MEDIA, ELECTRONICS & NETWORK BUSINESS UNIT

Our business covers a broad range of media and communications areas, from cable TV and satellite broadcasting to supplying content, as well as sales and development of telecommunications and electronics equipment and related components, systems and devices. We are strengthening our infrastructure and content business to maximize the synergy of our hardware and software products and to take advantage of the current growth in broadband communications services and the rapid convergence of broadcasting and communications.

OPERATING ENVIRONMENT

During 2001, the information field was very challenging, characterized by the difficulties major telecommunications carriers experienced in their international business and excess inventory resulted from stagnant sales of mobile hand-sets. On the other hand, a growing number of ADSL and cable TV subscribers suggests the beginning of full-scale broadband penetration. Another example of continued progress in communication integration is the initiation of CS Digital broadcasting via the 110° east longitude communications satellite, which began operation in the spring of 2002 to take advantage of the digital broadcasting market.

The market for infrastructure and content to support high-speed, high-capacity, and interactive content delivery services has been vibrant due to growing demand. Corporate IT investments have been robust seen in server sales growth of 15% compared with the same period in the previous year, and investment in core corporate IT systems were also very positive.

In the electronics field, demand recovered as shipping of core components such as semi-conductors and LCDs (liquid crystal displays) increased. Despite this, manufacturers in Japan, the U.S. and Europe have accelerated transferring production to China to cope with intensified global competition.

STRATEGIES

With Jupiter Telecommunications Co., Ltd., Japan's largest cable TV multiple system operator (MSO), we have expanded our business area from cable TV to cable telephony and to high-speed Internet access services utilizing Jupiter's cable TV network as a powerful infrastructure for broadband technology. We have formed a competitive media group focused around Jupiter Telecommunications, composed of Jupiter Programming Co., Ltd., an MCO, or multi-channel programming satellite broadcasting operator; @NetHome Co., Ltd., a provider of high-speed Internet access service and content via broadband; and SkyPerfecTV!, a satellite broadcasting company. We will continue to develop our content business to match growing broadband service needs.

On the other hand, we will enhance our broadband support network-related business mainly through three core companies, Sumisho Computer Systems Corporation, Sumisho Electronics Co., Ltd. and SC ComTex Inc. In our Internet business, we expanded the focus of Lycos Japan to broadband and mobile portals. We also set up AlphaBridge Corporation, an automatic digital content delivery and storage company. We aim to build a successful integrated content delivery platform based on these two companies. In e-commerce, we are elaborating profitable business models in collaboration with other business units, mainly in BtoB areas, and assuring profitability by partnering with major companies in Japan.

In electronics, we are focusing on expansion of fabless EMS (Electronics Manufacturing Service) operation, expansion of business in China and entrance into new high-growth opportunities. In EMS, we are expanding our international procurement organization (IPO) services for electronic components, and aiming at assembly of large scaled printed circuit boards for printers, cameras and mobile telephones. In China, we established Sumitronics (Shanghai) Co., Ltd. and are promoting post-processing of LCDs with local partners. We are also developing business of next-generation displays such as LCDs and plasma modules and their related products.

■ Organization

Planning & Administration Dept., Media, Electronics & Network Business Unit

e-Business Dept.

Media Division
- Visual Media Dept.
- CATV & Satellite Dept.

Network Division
- Information & Telecommunications Dept.
- Internet Dept.
- Network Systems Dept.

Electronics Division
- Electronics Dept.
- Electronic Materials & Equipment Dept.

BUSINESS TOPICS

Jupiter Telecommunications and Jupiter Programming – Synergy of infrastructure and content



Meguro Broadcast Center of Jupiter Programming Co., Ltd.

Jupiter Telecommunications Co., Ltd. is offering high-speed Internet access and cable telephone communication services in addition to its basic multi-channel broadcasting service via cable TV. The number of subscribers to either of these services approximately totals 1,360,000 as of the end of March 2002 and is growing. Jupiter Telecommunications was awarded "Operator of the Year" from "Multichannel News International," an international broadcasting industry magazine, for its contribution as a leader of the cable TV industry in Japan.

Jupiter Programming Co., Ltd. manages 11 broadcasting stations, a total of 14 channels. It enjoys a high market share with efficient management using an integrated MCO (multi-channel operator) system. It also boasts superior content through alliances with leading media companies in Japan and overseas, and a successful 24-hour TV shopping company.

Jupiter Programming posted its first profit in fiscal year 2001 and is further strengthening its earning base.

AlphaBridge Corporation – Automatic digital content delivery and storage service



Partners' content which was downloaded into PC
Copyright © Shogakukan Inc. 2002
Doraemon © FUJIKO PRO

AlphaBridge Corporation, jointly created by the Company, NEC Corporation and Microsoft Corporation, as well as other companies, has launched Japan's first integrated digital content delivery and storage service which combines company-developed patent pending automatic delivery and storage management technologies via ADSL, cable TV and fiber optic infrastructure. AlphaBridge will provide a wide range of content, including newspapers and magazines, catalogs, educational programs and securities transactions through alliances with major Japanese content producers, such as newspapers, publishers, catalog retailers and securities companies. With AlphaBridge's free software, users can download movie content from suppliers. When a supplier updates its content, AlphaBridge will automatically deliver the new information to the users to be stored in their computer hard disks. The service is scheduled to be launched in October 2002, and is expected to have 50,000 users by the end of 2002.

Sumitronics – A group of specialized trading companies providing an effective SCM of electronic devices



The mounting line of electronics devices for Sumitronics, which offers electronics manufacturing services.

Sumitronics Corporation is providing Supply Chain Management (SCM), which consolidates and manages a series of processes, ranging from ordering components to services for delivery of those components as well as inventory, by integrating various functions such as logistics technology (LT), information technology (IT) and financial technology (FT). Also, the group is developing fabless electronics manufacturing services (EMS) from designing, testing of prototype, components procurement to production of electronics modules.

The group, first incorporated in 1988 in Singapore, expanded its business in China, Hong Kong, Taiwan, Southeast Asia and the U.S. It established a presence back here in Japan in 1999. Through international procurement alliances with more than 500 Japanese and local suppliers and assemblers of printed circuit boards, the group companies offer just-in-time (JIT) delivery of assembled printed circuit boards. In July 2002, Sumitronics (Shanghai) Co., Ltd. was established and is now developing its sales network in China.

Sumitronics' success is based on our "integrated corporate strength."

CHEMICAL BUSINESS UNIT

We handle raw materials and products for inorganic and specialty chemicals, pharmaceuticals, agricultural chemicals, biotechnology-related materials and services, and plastics, plastic products and organic chemicals, as well as their related businesses. We created the Life Science Division in fiscal year 2001, which enables us to become more specialized in the life science field while making use of our "integrated corporate strength."

OPERATING ENVIRONMENT

In the inorganic and specialty chemicals business, there has been a growing need for a total delivery system using Supply Chain Management (SCM) for various new materials and basic ingredients for the semi-conductor and electronic industries. Also, the importance of comprehensive logistics for inorganic bulk goods, including construction of storage depots, has been increasing.

In the life science-related field, as the competition for genomic drug discovery efforts for personalized medication has been intensifying, pharmaceutical companies began actively outsourcing research, development and production to enhance their efficiency. Concurrently, a number of promising biotechnology ventures have been growing in Japan, the U.S. and Europe. In the medical field, computerization of medical systems, such as the introduction of electronic medical charts and electronic billing has rapidly progressed. In the agricultural chemicals field, under continued regrouping of global manufacturers, we have seen increased opportunities to leverage our global marketing expertise to develop new business such as development of new products.

In plastics and organic chemicals field, we have found new opportunities to expand our trade mainly with China, despite weakened domestic demand due to an economic slowdown and a trend in production sites being relocated to Asia.

STRATEGIES

In the Inorganic & Specialty Chemicals Division, we aim to further expand our sulfuric acid and sulfur business as a core business, through Interacid Trading S.A., our Swiss-based subsidiary.

For business related to hydrogen gas, which is considered as a next-generation energy, we, in cooperation with Sumisho Air Water Co., Ltd., are negotiating with the related government agencies to expand the business. We are also promoting new businesses, including materials for electronic components and other IT-related areas jointly with Sumitomo Shoji Chemicals Co., Ltd., our wholly owned subsidiary.

In the Life Science Division, our biotechnology-related drug discovery support business through Summit Pharmaceuticals International Corporation, our major owned subsidiary, has remained robust. In addition, we are expanding our activity for arranging research and development collaborations and new drug licenses for Japanese pharmaceutical companies, mainly in the genomic drug discovery area. We are also searching for promising venture firms worldwide through Summit Biotechnology Fund. Furthermore, we are actively looking at new business opportunities, including an investment in APIUS, which handles electronic medical charts. In the agricultural chemicals field, we will expand our profitability base by setting up distribution companies for agricultural chemicals in China, Argentina and the Czech Republic, as well as focusing on development of new products.

In the Plastics and Organic Chemicals Division, two of our subsidiaries, Sumitomo Shoji Plastics Co., Ltd. and Sumisho Plaschem Co., Ltd. have merged in July 2002, to enhance profitability through the synergy of their operations and cost reductions.

In our overseas business, while consolidating or withdrawing from joint ventures showing poor results, we will expand production capacity of a packaging film manufacturer in Wuxi in China, which has been reporting favorable results. We will also focus on development of new business mainly in China's Huadong region, where the joint venture company has a strong sales network. In the organic chemicals field, we intend to enhance profitability by strengthening our abilities in raw material procurement, sales and logistics for our aromatic series, through an alliance with Sumitomo Shoji Chemicals Co., Ltd.

■ Organization

Planning & Administration Dept., Chemical Business Unit

Inorganic & Specialty Chemicals Division
- Inorganic Chemicals Dept., No.1
- Inorganic Chemicals Dept., No.2
- Specialty Chemicals Dept.

Life Science Division
- Medical Science Dept.
- AgriScience Dept.

Plastics & Organic Chemicals Division
- Plastics Dept.
- Organic Chemicals Dept.

BUSINESS TOPICS

APIUS – Aiming to provide high quality and efficient medical services by introducing EMR systems

Medical services in the 21st century need to be reliable and convenient, under a high quality and efficient system that respects patient needs, choices and satisfaction. In response to these needs, to promote the use of information technology (IT) in the medical field is crucial. We recently started an electronic medical record (EMR) business through APIUS, as a 27.7 % shareholder as of the end of March 2002, in which we invested in November 2000. An introduction of EMR system brings a wide range of merits to the medical field. For example,

1) patients can easily understand medical explanations by physicians,
2) hospitals can manage patient records in an integrated system and can easily share such data among medical specialists,
3) consumption of medical supplies, such as X-ray film, can be reduced.

First, we developed a web-based EMR system that supports intra-hospital networks, and are promoting the system mainly to small and medium size hospitals and clinics. The EMR system developed by APIUS has already been introduced to 30 medical institutions, as of the end of April 2002. Remarkably, its introduction to 17 clinics in Bousou area, Chiba Prefecture, was supported by the Ministry of Economy, Trade and Industry through a national project called "Initiative to develop a network focused on medical services, capitalizing on advanced information technology." The introduction was budgeted in 2001.

In addition, the Ministry of Health, Labour and Welfare, is also supporting the promotion of IT in the medical field and announced its basic strategy at the end of 2001 in "Health Information Strategy 21" with its goal to realize 60% of all medical institutions to introduce the EMR system by fiscal year 2006. APIUS raised ¥315 million in new funds, in March 2002, by allocating new shares to seven companies, including venture capital companies, to start a full-scale EMR business.

In the near future, in parallel to the penetration of broadband communication networks, we will grow our application service provider (ASP) business and develop a medical information network among hospitals, clinics, drugstores, testing laboratories and pharmaceutical companies. Based on this system, we aim to make hospital management more efficient with precise medical treatment. We also aim to make it more convenient for patients by enhancing the quality of medical services from the perspective of a patient.



Electronic medical records are expected to become popular in medical treatment.



An electronic medical record which can save various patient data.

Wuxi KuanYu Packing Material Co., Ltd. – Expansion of BOPP packaging film production in China



Wuxi KuanYu Packing Material Co., Ltd., a BOPP packaging film manufacturer, shows a good performance in China.

Wuxi KuanYu Packing Material Co., Ltd., incorporated in Wuxi Jiangsu Province in China in 1993, is a joint venture with a local partner, in which Sumitomo Corporation Group invested 25%. The company specializes in manufacturing BOPP film (biaxially oriented polypropylene film) used mainly for packaging food and tobacco.

As there is a strong demand for packaging film in China, where there is a shortage of paper materials, the company made a profit in the first year of production. Sales have been growing since then due to product quality and a sales network developed across the Huadong region. For fiscal year 2001, the company reported sales of 162 million yuan (approximately ¥2,534 million) and net income of 42 million yuan (approximately ¥644 million), recording the highest profit since its establishment. Anticipating further growth, we built an additional facility and started to expand production in August 2002. Production capacity after the completion of the new facility jumped up to 40,000 tons/year from 15,000 tons/year. The company's capital was increased to US$20.70 million and our net investment to US$46.00 million following the capital increase for the new facility.

We are engaged in the development, export/import and domestic sales of coal, iron ore, ferrous and non-ferrous raw materials, petroleum, natural gas, liquefied natural gas (LNG) and liquefied petroleum gas (LPG). We also handle raw materials, semi-manufactured goods and finished products related to petroleum, LPG, batteries and carbon electrodes. In addition, we promote domestic electricity and energy-related business. In 2001, LNG Japan Corporation, which is expected to lead our future LNG business, started operation.

OPERATING ENVIRONMENT

During 2001, coking coal and iron ore imports have decreased due to reduced production of domestic crude steel, while imports of steam coal have increased due to the growing number of coal-fired power plants. Coal prices surged worldwide due to a shortage of electricity in the U.S. Consequently, earnings in the coal businesses, in which we invest, were significantly improved. The non-ferrous metal market was stagnant due to the worldwide economic slowdown, including the IT slump. In the energy business, prices of petroleum and LPG were very volatile due to the sluggish economy, social uncertainties caused by the terrorist attacks in the U.S. and an unusually warm winter. In the domestic LPG industry, there is an accelerating trend to regroup to survive. In the electricity field, new power suppliers are entering into the market following the deregulation of domestic electricity retailing. In the battery field, environmental consideration highlighted the future potential of electric vehicle (hybrid cars) batteries and solar battery, in addition to the batteries for traditional consumer use.

STRATEGIES

LNG is expected to become a next-generation energy source because it produces no SOx and less CO_2 when compared with petroleum and coal. LNG Japan Corporation, established in October 2001 and equally owned by Sumitomo Corporation and Nissho Iwai Corporation has been steadily expanding its business, aiming to leap to the top position in the industry. Making full use of our "integrated corporate strength" in cooperation with our several Business Units such as Metal Products, Machinery & Electric, Transportation & Construction Systems and Financial & Logistics, LNG Japan Corporation is further upgrading its entire business. Its business ranges from investment in natural gas field development, LNG transportation and import agency services.

In the LPG business, in April 2002, we reestablished Sumisho Ekika Gas Kaisha, Ltd. as a new nationwide LPG wholesaler by merging the former Sumisho Ekika Gas Kaisha, Ltd. and Sumisho Kyueki Gas Co., Ltd. In the future, we will further integrate both Sumisho Daiichi Sekiyu Gas Kaisha, Ltd. and new Sumisho Ekika Gas to make our LPG business realize more efficiencies and economies of scale. We intend to expand and upgrade the LPG business and list the company in the future.

In the coal business, we decided to invest in the Hail Creek Project, a new coking coal development project in Australia, which is scheduled to begin operation at the end of 2003. Also, we established Bussan Sumisho Carbon Energy Co., Ltd., an alliance with Mitsui & Co., Ltd., to increase the volume of steam coal we handle for industrial use.

For the Batu Hijau copper and gold mine development project in Indonesia, we are reinforcing its financial strength and expanding its mill capacity as well as undertaking further cost reductions to cope with the severe environment due to sluggish copper prices.

In the nuclear power business, we concluded an agency agreement with Heathgate Resources Pty. Ltd., a uranium concentrate supplier in Australia. We are currently promoting sales activities for electric power companies.

In energy retailing, Summit Energy Corporation, a licensed Power Producer and Supplier (PPS), jointly established with Sumitomo Joint Electric Power Co., Ltd. started electricity retailing in western Japan. We will strengthen our electricity retailing business by securing our own power generating source and increasing purchases of surplus power and will expand the business to all area of Japan.

The Rare-Metals and Battery Department, newly established to focus on the growing and diverse demands for rechargeable battery, aims to provide comprehensive services covering from raw materials to finished products by investing in raw materials (nickel, cobalt, silicon and others) and securing a stable supply of these raw materials to produce semi-manufactured goods.

■ Organization

Planning & Administration Dept., Mineral Resources & Energy Business Unit

Mineral Resources Division
- Coal Dept.
- Iron Ore & Ferroalloys Dept.
- Batu Hijau Project Dept.
- Non-Ferrous Metals & Raw Materials Dept.
- Rare-Metals & Battery Dept.

Energy Division, No.1
- Oil & Gas Planning and Development Dept.
- Petroleum Refining & Supply Dept.
- Petroleum Marketing Dept.
- Liquefied Petroleum Gas Dept.

Energy Division, No.2
- Energy Business & Project Development Dept.
- Nuclear Energy Dept.
- Carbon Dept.

BUSINESS TOPICS

LNG Japan – Aiming to leap to the top position in the LNG business

LNG Japan Corporation, a specialized LNG company established in October 2001 by Sumitomo Corporation and Nissho Iwai Corporation, has made a significant contribution to our consolidated earnings beginning its first year. The annual handling volume of the company's LNG import agency service was 15 million tons, which represented 27% share of the market. In order to secure sustainable resources for the long-term, the company is working on the acquisitions upstream in gas fields, as a development investment business. Also, in the ship holding and operation business, in cooperation with other companies including Mitsui O.S.K. Lines, Ltd., the company holds and operates 14 LNG ships for transportation between Indonesia and Japan by utilizing Sumitomo Corporation's "integrated corporate strength."

LNG Japan Corporation will expand our business scope through investments in new gas fields, LNG spot trading, and enter into new markets such as China and India, as well as expanding our client base such as electric power companies and utility gas companies. Further, we are actively involved in projects for GTL (Gas to Liquids) and DME (Di-Methyl Ether), a new eco-friendly energy.



The LNG carrier "Senshu Maru."

The Oaky Creek coal mine project, one of the most productive coal mines in Australia



A plant on Oaky Creek coal mine.

MIM Holdings Limited, a major mining company in Australia has a 75% interest in Oaky Creek coal mine and is responsible for its operation. We have held a 15% interest in this joint venture since we offered capital in 1997, when MIM decided to increase production.

As supply of good quality coking coal, including the one from Oaky Creek is limited worldwide, we can expect coal prices of that kind to be stable long-term. We intend to maintain stable earnings by securing high quality coking coal with a competitive advantage added through MIM's competent management and excellent cost control.

We are also searching for another high quality project, besides Oaky Creek and Hail Creek, to stabilize our supply capacity.

Wind Power Generation

We are aggressively promoting the wind power generation business to respond to clean/new energy needs.

Our new wind firm in Sakata City, Yamagata Prefecture, which is Japan's first wind power generating system on the ocean, was selected as one of the final candidates for Tohoku Electric Power's electricity purchase plan in the year 2002.

This project will start construction following expected government approval at the end of September 2002 for subsidies to support companies promoting new energy.

We will install eight 2,000 kW wind power generators, largest unit size in Japan, resulting in a 16,000 kW wind firm producing 40 million kWh of electricity per year.

Total cost for the system is around ¥3 billion. The full-scale operation will start in January 2004.

We are currently monitoring wind conditions at about 30 places throughout Japan with plans to commercialize them as they become feasible.



Image of our new wind power plant in Sakata City.

Of all of our Business Units, we are positioned closest to consumers, whose spending accounts for approximately 60% of Japan's GDP. Our Unit comprises the Foodstuff & Fertilizer Division and the Textile Division, which handle raw materials and products including foodstuff and textiles on a global basis, and the Retail & Consumer Service Division, involved in many retail businesses directly connected to consumers. Covering from upstream to downstream, we are active in international trade and in businesses in which we take on a principle role.

OPERATING ENVIRONMENT

In the current deflationary environment, we cannot expect an expansion in domestic consumption. Instead, we have seen various opportunities in structural changes in consumer needs and behavior, such as: "polarization of consumption," in which preferences for lower-priced goods and high grade goods exist at the same time; aging society with a declining birthrate; diversified methods of purchase driven by prevailing e-commerce and; increased emphasis on safety caused by malpractice in the food industry, such as BSE scares and false representation of meat products. The distribution industry has seen increasing consolidation and restructuring, triggered by bankruptcies of large retailers amidst ongoing deregulation, such as the Large-Scale Retail Stores Location Law. In addition, this trend was further accelerated as more foreign companies have entered into the market on a full scale. We intend to create various businesses arising from these significant structural changes.

STRATEGIES

Our primary basic strategy is "enhancing our presence in each industry by expanding our business base." In March 2002, we agreed to enter into strategic alliance involving capital relationship with The Seiyu, Ltd. and Wal-Mart Stores, Inc., which helps us to further expand our supermarket business mainly in the Tokyo Metropolitan area. We also merged the drugstore business of Asahi Medix Co., Ltd., acquired in 2000, and the drugstore business of Sumisho Retail Stores Inc., into one company, Sumisho Drugstores, Inc. This resulted in an expansion of the drugstore chain that provides prescription drug services. On the other hand, we sold the DPE business of Asahi Medix, which was not adding value to our existing business.

In our food business, Yoshihara Oil Mill, Ltd., in which we are the largest shareholder, became a member of the top group in the edible oil industry through an alliance agreement with Honen Ajinomoto Oil Mills, Inc. This alliance covers production, logistics and materials procurement for those companies preparing for the scheduled management integration in 2003. We expect increased transactions arising from this development.

The second basic strategy is "flexible and speedy response to the changes, such as consumer trends." In our Retail & Consumer Service Division, we are enhancing the efficiency of the business by proactively leveraging our intelligence, expertise and human resources accumulated through our consumer business. With the expansion of the base of our operating companies, we can expect synergy in the existing businesses in other business divisions. Furthermore, we established Coach Japan, Inc. as a new business model embodying various opportunities generated from the change in consumer trends, aiming at full-fledged entry in the fashion brand business. Also, we established Sumisho Hermes General Service Inc., which provides comprehensive support services to direct marketing companies by capitalizing on the infrastructure of Otto-Sumisho Inc.

In the food-related business, we are distributing SMITHFIELD PORK produced in the U.S. through an integrated logistics system that enables us to follow pork from the plants in North Carolina, U.S. to the shelves of supermarkets in Japan.

In the textile-related area, we are upgrading our planning and proposal capabilities to our clients and building a vertically integrated value chain covering from materials to finished products. In addition to clothing, we are also strengthening other areas, including bed linen, nightwear and industrial materials.

We are consistently promoting the business by leveraging the "integrated corporate strength," our core competence.

■ Organization

Planning & Administration Dept., Consumer Goods & Service Business Unit

Foodstuff & Fertilizer Division
- Planning & Development Dept. (Foodstuff & Fertilizer)
- Fertilizer Dept.
- Meat & Meat Products Dept.
- Grain Dept.
- Feedstuff Dept.
- Oils & Fats Dept.
- Food Dept., No.1
- Food Dept., No.2
- Sweeteners & Starch Dept.
- Fruits & Vegetables Dept.

Textile Division
- Apparel Dept., No1, Tokyo
- Apparel Dept., No2, Tokyo

Retail & Consumer Service Division
- Retail & Consumer Service Dept.
- Direct Marketing Dept.
- Jewelry Dept.

BUSINESS TOPICS

Strategic alliance with Seiyu and Wal-Mart – Expanding our supermarket business base

In March 2002, Sumitomo Corporation, Seiyu and Wal-Mart Stores created strategic alliance involving capital relationship. This is the first step in developing a long-term partnership, capitalizing on the expertise, experience and human resource strengths of the three companies. The management team intends to create opportunities and develop new businesses in the Japanese retail market.

The alliance will allow Wal-Mart to take advantage of the human resources and market knowledge of the Seiyu group, which operates approximately 400 stores in Japan, and will allow Seiyu to introduce Wal-Mart's sophisticated merchandise procurement system and management expertise on low cost operation backed by IT. This alliance expanded our business opportunities with Seiyu and Wal-Mart, and gave further momentum to our overall supermarket business expansion plan.

SEIYU WAL★MART



In March 2002, the Company, Seiyu and Wal-Mart Stores announced strategic alliance involving capital relationship.

Establishment of Coach Japan, Inc. – Launch of full-fledged brand business



A flagship store of Coach Japan, Inc. in Ginza, Tokyo opened in May 2002.

In August 2001, we established Coach Japan, Inc., equally owned by the Company and Coach, Inc., to develop our first full-fledged brand business. With the help of Coach's strong brand power from 60 years of its history, we intend to significantly expand the world-renowned brand business in Japan, where the brand is supported by our fine-meshed distribution strategy and competent marketing system. We will make full use of our existing infrastructure, such as our various networks, financing and credit capability, and sales expertise accumulated from store and direct marketing operations. The new company took over the existing stores from Mitsukoshi's subsidiary, which had been distributing the Coach brand products in Japan. The total number of stores is expected to expand to around 100 in a year or so, including the first flagship store opened in May 2002 in Ginza. The Coach brand is serving the needs of a wide range of people with products that optimize the beauty of the materials used through excellent craftsmanship focused to give them durability and functionality as well. In Japan, it has already established a firm footing among imported handbag and accessory brands.

Sumitex Hong Kong Limited – Solid reputation in supplying clothing to the U.S.

Sumitex Hong Kong Limited, our subsidiary, engaged in sales of textile products, received the "Vendor of the Year" for years 2000 and 2001, from Target, a major discount store chain in the U.S.

Sumitex Hong Kong has sold casual clothing to Target for many years and earned a reputation for the quality of the goods they have supplied. In addition, they created a flexible and timely supply system for the goods, making full use of electronic data interchange (EDI) transactions provided by Atlanta office of Sumitomo Corporation of America. Sumitex Hong Kong also demonstrated its cost competitiveness by winning Target's international bid for denim jeans for the year 2002. The comprehensive support of Sumitex Hong Kong contributed significantly to the improvement of sales, profit and inventory turnover rate at Target, which resulted in the award. Currently, the supply base of Sumitex Hong Kong ranges from Asia, Jordan and Gulf countries in Middle East, and Africa to Central America.



Sumitex Hong Kong was awarded the "Vendor of the Year" for the years 2000 and 2001 from Target, a major US discount store.

In the materials business, we are handling various materials related to daily life and our surroundings, including timber, paper pulp, used paper and tires, as well as cement, in which we have the largest trading share among Japanese trading companies. In the construction and real estate business, we are focusing on three areas for our core revenue base: rental, sales and fee-based operations. Recently, we have been strengthening our "management service for commercial facilities," which focuses on creating maximum value of locations.

OPERATING ENVIRONMENT

In the materials business, demand for cement and building materials remained weak due to sluggish construction demand, including housing starts. In contrast to overall weak construction demand, in the Tokyo Metropolitan area, demand for ready-mixed concrete and cement was vibrant, bolstered by large-scale redevelopment projects. Demand for pulp also declined. Leading manufacturers have not seen satisfactory results yet, with reduced production for paper and cardboard production. Despite this, demand for used paper was favorable with exports growing mainly to China, which is increasing used paper imports. Strong tire exports, mainly to the U.S. market, were supported by firm demand.

In the construction and real estate business, the sales of condominiums in the Tokyo Metropolitan area during 2001 were robust, exceeding 80,000 units for three consecutive years, due to continued low interest rates and housing tax breaks. However, now there is a substantial difference in the types of property sales with the market between favorable sales in competitive properties and stagnant sales in less competitive properties. In the office rental business in Tokyo Metropolitan area, there is a prevailing trend toward smaller space and lower rent partly influenced by sluggish business in IT-related companies and foreign companies leaving the area. Future expectations are less than optimistic as the market will experience large-scale tenant relocation expected in 2003 due to the completion of many large-scale projects.

STRATEGIES

In the cement trading business, in which we have the No.1 position among Japanese trading companies, we aim to further upgrade our integrated sales system by reinforcing sales of ready-mixed concrete with a distribution and logistics system, as well as strengthening cement sales to ready-mixed concrete manufacturers. In our timber business, we have secured a stable supply source of Russian timber through firm relationships with local partners in Russia. We intend to expand sales of timber products as well as raw wood using timber processing plants in Russia. We are implementing reforestation projects in Chile, Ecuador, and South Africa to maintain resources for pulp.

For used paper, we formed Green Group, by forming partnerships with medium and small size paper recycling firms, to expand and stabilize our used paper business network beyond our yard operation subsidiaries. In the tire business, we became the second largest distributor of private-brand tires in the U.S. We intend to further expand our share through our newly established comprehensive logistics center in Memphis, Tennessee.

The main areas of our operation in construction and real estate business are rental (office buildings and others), sales (condominiums, housing plots and housing), and fee-based services (consulting and management). Based on these three core areas, we are working to expand our business by adjusting the balance between these asset-, turnover-, and know-how-based operations in response to changes in the economic environment. In the office space rental business, we are focusing on making management more efficient by introducing area management—managing a group of buildings. In the housing sales business, we are focusing on super-high-rise condominiums and large-scale condominiums development projects which are still showing favorable demand. We are also offering viable consulting on usage of vacant land after a plant has been closed, such as creating proposals for optimal site use and inviting prospective operators of residential or commercial properties. In complex commercial facility management, we manage 13 facilities throughout Japan, representing 410,000 m^2 of floor space and 645 tenants as of March 2002. We also opened "Harumi Island Triton Square" in Harumi in Tokyo's Chuo Ward in April 2001 and "mewe Hashimoto" located in front of Hashimoto station in Sagamihara City of Kanagawa Prefecture in September 2001.

■ Organization

Planning & Administration Dept., Materials & Real Estate Business Unit

Materials & Supplies Division
- Materials & Supplies Development Dept.
- Cement Dept.
- Lumber & Building Materials Dept.
- Woodchip Dept.
- Pulp & Paper Dept.
- Tire Dept.

Construction & Real Estate Division
- Construction & Real Estate Planning Dept.
- Building & Overseas Real Estate Business Dept.
- Housing Development Dept.
- Real Estate Business Dept., Sendai
- Urban Development & Construction Dept.

General Construction Development & Coordination Dept.

BUSINESS TOPICS

Established Sumisho & Mitsuibussan Kenzai Co., Ltd. and secured the No.1 position in the industry

In February 2002, Sumisho Building Materials Co., Ltd. and the Building Materials Group Division of Mitsui & Co., Ltd. were integrated to create Sumisho & Mitsuibussan Kenzai Co., Ltd., in which our building materials business secured the No.1 position in the industry with approximately ¥300 billion sales. This merger will benefit each party because of the expected economies of scale and cost reduction.

Taking advantage of this momentum, we will promote alliances with leading building materials wholesalers and will strengthen relationships with housing-related product manufacturers. We aim to expand our business base and play a leading role in the industry in alliance with these companies. We will integrate our strength in research, financing, planning, development and logistics to become a comprehensive building materials trading company and better serve our customers by making full use of our "integrated corporate strength" throughout the whole value chain.



Sumisho & Mitsuibussan Kenzai Co., Ltd. constructed the structural frame of a wooden school building (multipurpose hall).

Strengthening management services for complex commercial facilities



"Daiba little Hong Kong" in the Island Mall, the DECKS Tokyo Beach.



"Flower Terrace" in the center of Harumi Island Triton Square.

In recent years, various commercial facilities have been developed, mainly in the Tokyo Metropolitan and Kinki areas. A typical example, is the new business and shopping district, the Tokyo Waterfront City, which has been transformed into a popular leisure area boasting 37.5 million visitors annually. The first of such projects was DECKS Tokyo Beach, which we, as a member of the project, developed in Daiba, Tokyo, in July 1996. We also opened an additional annex Island Mall in December 2000. The facility has been experiencing stable growth. We also opened "Harumi Island Triton Square," a redevelopment project in Tokyo's Harumi area in April 2001 and opened "mewe Hashimoto" in front of Hashimoto station in Sagamihara City in September 2001. In Osaka, we opened Universal City Walk Osaka at the entrance of Universal Studios Japan in March 2001, where the number of first-year visitors reached 6.5 million, exceeding the original 5 million estimate.

We are promoting business by developing suitable commercial facilities for certain locations and their environment by following a basic strategy of "maximizing location value." This includes our management service, which continues even after the site opens. From the planning stage, we are providing management know-how, ranging from recruitment of shops with strong sales potential and promotion activities for a whole facility to providing business guidance to the tenants.

Experience with retail tenants is an important factor in creating an attractive facility. We are inviting competent retailers to the facility by capitalizing on our "integrated corporate strength," our core competence, in cooperation with our Consumer Goods and Service Business Unit, which has access to many retailers in Japan and overseas.

We are also considering playing a role as an incubator to foster retailers with growth potential, eventually incorporating them into our consumer business. We intend to expand our business range by identifying various business opportunities obtained through these management services.

In our Financial & Logistics Business Unit, we have financial-related businesses, logistics, insurance and overseas industrial park-related businesses. We are aiming at unique business development, utilizing "integrated corporate strength," our core competence, by identifying opportunities to initiate new businesses resulting from the progress of information technology (IT), financial technology (FT), and logistics technology (LT).

OPERATING ENVIRONMENT

Deregulation in the financial industry and progress in financial and information technology have accelerated diversification of investment products and generated new business opportunities. In this trend, the new financial products, such as emissions allowances and weather derivatives are traded just like other commodities.

In the logistics field, the concept of logistics has changed from traditional logistics as operation to logistics as a strategy to enhance efficiency of business by making use of LT. At the same time, the superiority of Supply Chain Management (SCM) utilizing IT has become an important factor in successful logistics business.

As Japanese companies are aggressively transferring production to overseas countries, particularly in Asia, infrastructure to support this in those countries, has become an important issue. Overseas industrial parks are now recognized as an optimal solution for foreign companies setting up production facilities.

STRATEGIES

Our Unit focuses on finance and logistics and contributes to our "integrated corporate strength" by developing its own profitable financial and logistics business, as well as supporting development of new business models for other Business Units.

In our financial business, we are engaged in trading of commodity derivatives, one of our core sources of profit, and are expanding the range of products we trade, from precious metals such as gold, silver and platinum; to energy products including crude oil and gasoline; and agricultural products such as corns and soy beans. Furthermore, we have initiated trading in various OTC (Over The Counter) derivatives, including carbon credit and weather derivatives, by leveraging our experience in commodity trading and risk management. Our know-how is also utilized in alternative investments through Sumisho Capital Management Co., an investment advisory company. As a new business initiative, following the formation of an approximately ¥10 billion biotechnology venture fund in July 2001, we established Summit Biotech Inc. in the U.S. west coast in March 2002, as a base to search for new investment opportunities in biotechnology ventures and to expand biotechnology business.

In logistics business, we intend to upgrade our logistics services by organically integrating our domestic and overseas distribution center business, our internationally integrated complex transportation business and overseas industrial park business. In the domestic logistics business, we have a good track record for obtaining complex logistics contracts for various consumer goods. Recently, we won a contract to conduct a full logistics service in the food business, in which the most advanced logistics technology is required. In our overseas regional logistics strategy, we regard China as an important region and will develop logistics network covering all of China, with a focus on Huapei, Huadong and Huanan. In response to the rapidly growing demand for small cargo delivery in China, we set up a joint venture with Dazhong Transportation (Group) Co., Ltd. and Sagawa Express Co., Ltd., which will become the first company providing door-to-door delivery service in China. In our overseas industrial park business, we are taking a comprehensive approach in Indonesia, the Philippines, Vietnam and China. In these countries, we are involved in development and marketing of industrial parks, as well as in various support services such as logistics for tenant companies.

■ Organization

Planning & Administration Dept., Financial & Logistics Business Unit

Financial Service Division
- Financial Business Dept.
- Investment Development Dept.
- Commodity Business Dept.

Logistics & Insurance Division
- Logistics Business Development Dept.
- Logistics Dept., Tokyo
- International Traffic Dept.
- Logistics Business Dept.
- Insurance Business Dept.
- Overseas Industrial Park Dept.

BUSINESS TOPICS

Sumisho Capital Management Co. – Providing alternative investment products

In Japan, like in the U.S., institutional investor needs for alternative investment products, besides traditional investment products such as stocks and bonds, has been increasing. Alternative investment products are well suited to complement traditional products, because of appealing features such as low correlation with stock and bond prices, and relatively high return against risk. We established Sumisho Capital Management Co., an investment advisor in May 2000 and have been actively involved in this field. A combination of managed futures and hedge funds is highly respected by institutional investors for its high return with relatively low risk. This has contributed to the steady increase of entrusted assets from pension funds. Our strength lies in our expertise accumulated over many years in trading interest rate, foreign exchange and commodities. This is complemented by our worldwide information network and risk management capability capitalizing on our own position as an integrated trading company.



Sumisho Capital Management Co. staff is talking about the FOREX market forecast in a major radio economic program on air.

Won a contract for full logistics services in the food industry



The logistics center in Urayasu boasts a complete temperature control system with freezing, chilled and room temperature settings.

In October 2001, we obtained a full contract to provide logistics services in Chiba Prefecture and the surrounding areas for the only nationwide delicatessen chain in Japan, Wakana Co., Ltd., a subsidiary of The Seiyu, Ltd. This is our first third-party logistics (3PL) agreement in the food industry. Since February 2002, we have provided logistics services to 95 shops, all of which are Wakana's clients, through All Trans Co., Ltd., our wholly owned 3PL subsidiary.

In the logistics service for the food industry, which is known to demand advanced and prompt logistics technology, All Trans Co., Ltd. has a competitive advantage by having its own food distribution center (approximately 3,000 m^2) in Urayasu City in Chiba Prefecture. This center is equipped with temperature control system with freezing, chilled and room temperature settings, operating 24 hours, 365 days a year.

We have experience in 3PL business in a variety of fields, including apparel, jewelry, cosmetics and sundry goods. Based on this development with Wakana, we will concentrate our efforts on the food industry, which is the largest market for the 3PL business.

The second phase development of Thang Long Industrial Park in Vietnam

We provide "industrial parks fully equipped with hard and soft infrastructure" to companies expanding overseas operation, through a specialized department created in this Unit. Thang Long Industrial Park, located in the northern area of Hanoi (our investment ratio is 58%, total development area is 121 ha, construction completed in June 2000) is on sale and has been well received. Major Japanese companies, including Canon Inc., Denso Corporation and Sumitomo Bakelite Co., Ltd. are already renting space in the Park. Also, construction of a logistics center located in the Park completed in the middle of 2002. This center enables us to offer a comprehensive logistics services covering transportation of production facilities, procurement of raw materials and transportation of finished products.

We launched the second phase of development (total development area: 78 ha, scheduled to be completed in 2004) to expand the existing area. This project is also a typical example that demonstrates our "integrated corporate strength" to provide total support to clients.



Thang Long Industrial Park in Vietnam, in which many Japanese companies already became tenants.

Domestic Offices and Subsidiaries
Overseas Offices and Subsidiaries

Our aim is to integrate the global product strategy of our Business Units and the regional strategy of our overseas and domestic offices and subsidiaries, and thus employ our "integrated corporate strength" to its fullest potential.

We are striving to build stronger and more efficient business of our overseas and domestic offices and subsidiaries through regionally based operations, and are promoting wide-scale operations.

Domestic Offices and Subsidiaries

Kansai Regional Business Unit

Sumisho Montblanc Co., Ltd., is one of the unique subsidiaries of our Unit covering Kansai and Shikoku regions.

It is engaged in planning, production and sales of various types of uniforms, including montblanc brand sanitary gowns for the medical and food industries and Careermate brand uniforms for the service industry. Our "integrated corporate strength" starts with procurement of raw materials and extends to product sales. Sumisho Montblanc capitalized on this strength as the main manufacturer, including planning and logistics, for the various uniforms worn by the staff of Universal Studios Japan™.

Sumisho Montblanc, with ISO14001 certification, is aiming to become an environment conscious manufacturer through developing uniforms made from recycled textile of plastic bottles (certified for eco-labeling).

We also set up a China Committee within our Kansai Regional Business Unit to strengthen our China business, particularly textiles, metals, machinery and electric and logistics. In our Machinery & Electric Systems Department, Osaka, we delivered the facilities for the "initial assembly production line of cdma one mobile phones" to Hisense Co., Ltd. (Qingdao), a major Chinese home electronics companies. It has a production capacity of 500,000 units per year.

China's mobile phone market is a growing area with more than 2 million new users every month. We deliver products to Hisense Co., Ltd., authorized by the Chinese government to produce cdma-type mobile phone terminals.

Chubu Regional Business Unit

Central Japan (Chubu) International Airport (CJIA), located 35 km south of Nagoya in the waters offshore of Tokoname will open in March 2005 as the third international hub airport in Japan. This project includes the development of access roads and the surrounding area. The total budget of this airport is ¥768 billion, or ¥1,200 billion including related business. Our Unit has already concluded contracts for construction materials, such as steel, ready-mixed concrete, sand and gravel. A consortium of Sumitomo Corporation, Sumitomo Osaka Cement Co., Ltd. and related organizations has been supplying ready-mixed concrete for the airport island since May 2002.

Following the opening of the airport, the "Aichi World Exhibition" will be held in Seto City, Aichi Prefecture, from March to September 2005. Road improvement work in the surrounding area has started. Our Unit is proactively developing businesses in the Chubu region to



The staff in Universal Studios Japan wearing uniforms manufactured by Sumisho Montblanc, the USJ's main uniform supplier.
Universal elements and Universal Studios Japan™ & ©Universal Studios. All rights reserved. CR02-1167



Image of Chubu International Airport set to open in March 2005. Total investment is expected to be ¥768 billion. It is a large government project along with Aichi World Exhibition that will be held from March to September 2005.

take advantage of these two major 21st century projects and to fulfill the growing needs of important industries with a base in the area, such as the automobile industry.

Kyushu-Okinawa Regional Business Unit

The Kyushu region economy suffered from an even worse recession than the national average due to reduced public works spending combined with a slump in the semiconductor industry. General demand in our traditional businesses has been weak. Despite this, our Kyushu-Okinawa Regional Business Unit actively invested in venture businesses to develop new business for the future. To obtain contracts for related businesses and future IPOs, we have invested in venture companies, including Okinawa Digital Center Inc. (an archive business), Coara Inc. (business providing ADSL service), Marine Giken Co., Ltd. (lake purifying system) and i-Business Center Corporation (promoting an electric market place, called "Nextr@de" jointly with Fukuoka Prefecture).

We won a contract for comprehensive logistics to the construction site, including cargo booking in Europe and transportation of nearly 100,000 materials and equipment items for the construction of two luxury cruise ships ordered by P&O Princess Cruises (UK), and constructed by Mitsubishi Heavy Industries, Ltd./Nagasaki Shipyard and Machinery Works. The project, jointly with our Logistics Department in Osaka and Sumitrans (Europe) Corporation, has been steadily progressing. This is a new type of business capitalizing on trading company strengths, including overseas networks, advanced total logistics (LT), IT and total planning and coordination.



The launching ceremony of Diamond Princess under construction at Mitsubishi Heavy Industries.

"Smithfield Pork" and "All Natural Pork" brands are popular in Japan.

Overseas Offices and Subsidiaries

America

The recovery of the U.S. economy from the September 11 terrorist attacks, following the collapse of IT bubble, came earlier than expected. The U.S. economy seems to have modestly emerged from its slowdown.

To enhance profitability with turnaround, Sumitomo Corporation of America (SCOA) will reorganize and reinforce its sales divisions and affiliated companies, expand its business lines and improve the efficiency of our administrative departments with a new ERP system. In the Tubular Products Division, our proposals for comprehensive management of a total supply chain utilizing the Company-developed inventory and delivery management IT software "TIMS" (Tubular Information Management System) for Oil Country Tubular Goods (OCTG) used for oil and gas wells were successfully received by major oil companies such as Exxon-Mobil and BP. This resulted in OCTG Supply Chain Management contracts for major oil development projects in western Africa as well as the North Sea. Our IT, logistics and procurement expertise and teamwork among our business units in North America, Africa, Europe and Japan brought us business.

It is the seventh year since our Foodstuff & Fertilizer Division entered into an agreement with Smithfield, the world's largest pork processing company, for an exclusive sales right in Japan. We built an integrated supply system for pork that meets Japanese consumer tastes and safety requirements. This supply system is bolstered by our various capabilities, including marketing, logistics and data analysis, under the policy of "Farm to Fork." We also started supplying products of Creekstone Farms Inc. utilizing this system. Creekstone beef is renowned for its high quality.


INVESTOR ROKU
2001
ABB

SCEU became the first Japanese company to be a Main Partner of the Association for Foreign Investment (AFI) in the Czech Republic. SCEU works with the Association in attracting foreign capital to the country. This was a photo taken in the award ceremony "INVESTOR OF THE YEAR 2001."


INTERNATIONAL TERMINAL

Sumitomo Corporation supplied the security check system made by Heimann Systems in Germany, and the boarding bridge made by Shenzen Cimc - Tianda Airport Support Ltd. in China, in the Xi'an Xianyang International Airport Terminal Expansion Project. This project was conducted with the first application of *Special Yen Loan.*

Europe

As the single currency (Euro) began to circulate from January 2002 in 12 countries, formation of the world's largest single market is nearing completion with accelerated deregulation of tax systems and other measures, following the formation of monetary union. Responding to this economic backdrop, Sumitomo Corporation Europe (SCEU) is implementing the strategies of each Business Unit of the Tokyo Headquarters. In addition to increasing profitability through expanding and upgrading existing businesses, we are energetically starting new businesses through our comprehensive integrated management system. This system goes beyond individual regions and national borders and fully utilizes our offices in 16 cities in 13 countries in Europe.

We are focusing on companies entering into Central European markets (Poland, the Czech Republic, and Hungary), growing in recent years as a new manufacturing region. We will actively respond to their needs by dynamically arranging task forces, including specialists from relevant areas, as well as actively investing in businesses in the region.

We are also aggressively developing and providing Supply Chain Management (SCM) utilizing logistics technology (LT), financial technology (FT) and information technology (IT) to contribute to cost reduction of corporate clients which are manufacturing in Europe. Our efforts have already achieved results for several clients, including Toshiba Carrier UK. We will further expand our business lines by selectively allocating management resources in the European market, where further expansion and revitalization is expected.

China

The year 2001 was full of events enhancing the global presence of China. In July, China was selected as the host country of the Olympic games to be held in 2008, the APEC Summit Conference was held in Shanghai in October, and a resolution passed allowing China to join the WTO in December. All of these events significantly accelerated a worldwide interest in China.

Each of our offices in China is striving to build an efficient operation that utilizes our "integrated corporate strength" through integrating business management in the north, east and south of China, three major regions of economic activity in the country. In addition, we started strengthening our own logistics capabilities to prepare for future expansion in trading. We aim to significantly expand our business lines with the slogan of "Expand China Business more and more," by increasing transactions with emerging private companies, as well as with existing clients, through making full use of Supply Chain Management (SCM) system.

In our project-related business, we won major contracts, including delivery of large steel pipes for a gas pipeline project to "transport gas in west to east," equipment related to the Beijing subway system and facilities for Xi'an Airport.

We will also continue active investments in various businesses focused on local markets and that contribute to the business of our offices in China.

Reorganization of the Corporate Group

We changed our Business Units in April 2001 to reorganize into nine units. Following this change, we reorganized the Corporate Group, which is in charge of administration, from "six groups" to "two groups, together with one office and one department" effective on July 1, 2002.

In the "Step Up Plan," which is our current two-year management plan, we are enhancing the functions with higher productivity of the Corporate Group under a policy of "further promotion of efficient management." The reorganization was conducted as a part of this effort in which we integrated administrative functions to streamline the organization's structure.

This new Corporate Group consists of three types of organizations in charge of managing the Company's resources, promoting and coordinating general matters across the Company and conducting internal audits.

We created two groups to manage the Company's management resources: the Human Resources Development & Information Management Group, which manages intangible assets such as human resources and information, and the Financial Resources Management Group, which manages cash and other tangible assets.

We aim to further upgrade our human and information resources by allocating the following functions to the Human Resources Development & Information Management Group: human resource management, legal management, survey of economic trends and regional markets and promotion of global environmental conservation. This group also manages the general operation of the Company, including general affairs, compliance and development of IT infrastructure.

Our Financial Resources Management Group handles management of our business portfolio, its operating results and comprehensive risk management to upgrade integrated risk asset management. We created a department in this group to formulate and promote capital policies to achieve optimum capital structure and financing.

We established the Corporate Planning & Coordination Office, which "operates across all departments" to promote and coordinate matters across the Company. In addition to formulation and promotion of the Company's policy and business plan, we intend to develop a system to actively promote disclosure and transparency externally, using investor relations and public relations to capitalize on our "integrated corporate strength."

The new Corporate Group consists of two groups, one office and one department which is the Internal Auditing Department.

Although a major reorganization was completed, we are committed to continue improving our Corporate Group to be streamlined and focused on core functions, with further promoting efficient management.

■ Key Role of the Corporate

To manage the company resources including Risk Assets, Human Resources and Information
To promote and coordinate cross functional matters of the Company
To conduct Internal Audits

■ Organization

Internal Auditing Department

Corporate Planning & Coordination Office
Corporate Planning & Coordination Dept. Secretarial Dept. Investor Relations Dept. Corporate Communications Dept.

Human Resources Development & Information Management Group
Human Resources Dept. General Affairs Dept. Corporate Legal Dept. Legal Dept. Regional Strategy & Coordination Dept. Information Analysis & Research Dept. Global Environmental Dept. Information Technologies Planning & Promotion Dept. Information Systems Planning & Development (SIGMA21) Dept.

Financial Resources Management Group
Corporate Finance Dept. Project & Structured Finance Dept. Accounting Controlling Dept. Risk Management & Planning Dept. Risk Analysis & Assessment Dept. Treasury Service Dept. Treasury Administrative Dept. General Accounting Dept. Accounting Dept., Metal Products Business Unit, Mineral Resources & Energy Business Unit Accounting Dept., Transportation & Construction Systems Business Unit, Machinery & Electric Business Unit, Media, Electronics & Network Business Unit Accounting Dept., Chemical Business Unit, Consumer Goods & Service Business Unit, Materials & Real Estate Business Unit

Environmental Issues

Sumitomo Corporation Group has opportunities to face many environmental issues through our diversified global business operations. Accordingly, it is one of the Company's Activity Guidelines "to attach great importance to protecting the global environment." We have been expressing our profound understanding and serious concerns for environmental issues and responding to them properly.

More specifically, we will promote environmental preservation activities with the ISO14001 Environmental Management System to achieve "sustainable development" based on social and economic development and environmental preservation.

Environmental Management System

Expanding the coverage of ISO14001 certification

In 1999, we adopted the ISO14001 Environmental Management System at Tokyo and Osaka offices. After obtaining the certification, we expanded the coverage of the registration in June 2000 and June 2001, and as of September 2001 one domestic subsidiary in Hokkaido and 12 Group companies were jointly certified. In June 2002, an additional 18 Group companies participated in this System and a total of 31 companies were certified. We will continue our Group-wide efforts to enhance our environmental management.

Environmental Preservation Activities

We are promoting environmental preservation by utilizing our core competence, "integrated corporate strength" and diversified functions. We are searching for and promoting various approaches to power generation, including hydrogen, wind, and biomass fuels.

Green House Gas Mitigation Project

As a rational and efficient system to reduce green house gas (GHG), while complementing the efforts set forth in the Kyoto Protocol and utilizing market mechanisms, the Kyoto Mechanism has been introduced such as: "trading of emissions quotas" of carbon dioxide among advanced countries; "Joint Implementation (JI)" in which advanced countries jointly implement global warming counter-measures; and "Clean Development Mechanism (CDM)" to secure emissions quotas with projects for GHG mitigation in developing countries.

Japan needs to effectively use the Kyoto Mechanism since its GHG reduction cost would be high.

We are seeking and developing the businesses related to this mechanism. Some examples of our projects for CDM include power generation utilizing rice husks in Thailand, various energy saving measures in Egypt, and solar power generation in the Philippines. Also, we have invested in Natsource Japan Co., Ltd., which intends to initiate the first emissions quota trading in Japan. Moreover, we are aligned with a consulting company, Trexler & Associates, Inc. in the U.S. to support counter-measures to combat global warming carried out by domestic and Asian companies.

Reforestation Project

Progressing forest destruction all over the world has caused large amount of carbon dioxide, which is accelerating global warming. In response, we started a reforestation project that utilizes carbon dioxide absorption and fixation by forests. This type of project is attracting a great deal of interest as effective measure against global warming. We have launched a eucalyptus planting project in Ecuador in 2001, based on our experience in reforestation projects in Chile and South Africa. We will plant eucalyptus on 10,500 ha of abandoned agricultural land and wild meadows over a period of 7 years. This reforestation project will enable us to secure, in sustainable form, wood chips and raw materials for paper manufacturing. This project will also vitalize the regional economy with new jobs.

The seawater desalination project in Saudi Arabia

We are promoting a desalination project in Saudi Arabia, where water supply has been a serious issue due to increased population and overuse of ground water. Further, creating a conventional, large-scale reservoir is not practical due to the area's annual rainfall of less than 100 mm. To resolve this problem, we are planning to desalinate sea water and transport it to Riyadh, the capital city.

In the plan, natural gas is to be used for desalination. Natural gas is a low-emission clean energy, expected to be a major energy source in the 21st century. The plan will include power generation from wasted heat.



Rice husk power plant in Thailand
(Roy-Et Green Power Project)



Seedling field for Ecuador reforestation


SUMITOMO CORPORATION

Environmental Report 2001

Social Contributions and Cultural Support

One of Sumitomo Corporation's Activity Guidelines is "contributing to society as a good corporate citizen."

In the course of promoting social contribution activities, we set up The Committee for Promoting Social Contributions, an internal, laterally structured organization, to deliberate on what our social contribution activities should be and how to best proceed with them.

Social Contribution Activities

Sumitomo Corporation Scholarship

As one of our commemorative projects, we began extending scholarships to students from 35 universities and graduate schools in 17 Asian countries since 1996 which was the 50th anniversary of Sumitomo Corporation's commencement of trading. The Sumitomo Corporation Scholarship, offered in cooperation with our overseas offices, aims to nurture next-generation leaders in these countries, and at the same time, to promote better relations with Japan. We are currently providing scholarships to about 900 students a year.

Sumitomo Corporation Fellowship

Since 1991, Sumitomo Corporation has made annual donations to the New York University School of Law to assist foreign students there from Asian and East European countries (two students annually).

Programs for Children

Two programs for children have been organized, one dealing with personal computers and the other with sports.

1) Kids Pasocco Club
Personal computers and communication equipment were donated to five children's nursing homes in the Kanto area, and children are taught how to use the computers by volunteers from sponsoring companies including us.

2) Support to the J-League Players Association (JPA) Soccer School
The school has a curriculum in which J-League players teach soccer to children from nursing homes in the Kanto and Kansai areas. This program teaches children social skills and the importance of teamwork, as well as how to enjoy sports. (Hosted by J-League, J-League Players Association, and social welfare councils in those areas.)

Donation of Goods/Utilization of Surplus Materials

Sumitomo Corporation donates its merchandise and various articles provided by executive members and employees to stricken areas, to single mothers and their children, and to nursing homes.

We also send various merchandise to charity bazaars, and the proceeds from their sale go to social welfare and non-profit organizations.

Volunteer Leave

In order to promote volunteer activities of our employees, we introduced a volunteer leave system in 1998, and every year dozens of personnel use this system to participate in volunteer activities.

Cultural Support Activities

Junior Philharmonic Orchestra

Based on the idea of "fostering buds for the future," Sumitomo Corporation has been supporting the activities of the Junior Philharmonic Orchestra (JPO), and has done so annually since 1992.

It was long under the baton of the late Naozumi Yamamoto, a famous Japanese conductor and composer who had worked to spread the appeal of classical music.

The JPO is highly recognized internationally and has given many concerts in and outside Japan. Many of its members have gone on to become professional musicians.



Attendees of the Scholarship awards ceremony in Hanoi



Junior Philharmonic Orchestra Concert

Financial Section

Contents

Management's Discussion and Analysis of Operations 44
Consolidated Balance Sheets 50
Statements of Consolidated Income 52
Statements of Consolidated Shareholders' Equity
and Comprehensive Income 53
Statements of Consolidated Cash Flows 54
Notes to Consolidated Financial Statements 55
Independent Auditors' Report 79



Management's Discussion and Analysis of Operations

1. Operating Environment (For the year ended March 31, 2002, compared with the previous fiscal year)

During the period under review, the global economy experienced a sharp downturn in growth due to moves to trim inventories and reduce investment in plant and equipment following the end of the information technology (IT) boom. The terrorist attacks in the U.S. further clouded the economic prospects in the second half of the fiscal year.

Within Japan, businesses cut back on their plant and equipment investment against a backdrop of falling production levels, and the deteriorating employment situation caused consumer spending to contract further; these developments caused the recession to deepen. As the decline in demand intensified the downward trend in prices, the Bank of Japan responded with further quantitative monetary policy relaxation, and the government adopted a package of antideflationary measures.

In the U.S. the sharp drop in business investment caused the economy to weaken considerably, but continued firmness in consumer spending and residential investment kept the downturn relatively mild.

The economies of the European Union (EU), which had originally seemed to be enjoying sustained growth, also lost speed during the course of the fiscal year as decreased exports caused production to decline, leading in turn to reduced investment in plant and equipment.

Slower growth in the U.S. had a major impact on Asian economies. The downturn was especially pronounced in Taiwan and Singapore, which depend heavily on IT-related exports. Toward the end of the fiscal year, however, some signs of improvement came into view, such as a pickup in semiconductor price levels. The downturn in other economies also had an effect on China, but expansionary policies by the government kept the Chinese economy growing at a relatively rapid clip.

2. Income Analysis (For the year ended March 31, 2002, compared with the previous fiscal year)

Overview

Although there were some factors that affected the Company's performance negatively such as the slowdown in electronic devices market, the weak performance in the PVC conduit business in the U.S. and recognition of the valuation losses of marketable equity securities, several factors contributed to the growth such as the strong performance of the automobile related businesses and overseas plant exporting businesses, net reversal of the provision for doubtful receivables and the improvement of the equity earnings of associated companies. As a result, net income increased by ¥4.9 billion from the previous fiscal year to ¥45.2 billion this year.

Total Trading Transactions

Total trading transactions for fiscal 2001 amounted to ¥9,645 billion, a 4.3% decrease from the previous fiscal year. This was due to both, domestic and foreign economic slowdown and the continued withdrawal from less profitable businesses.

Gross Trading Profit

Although total trading transactions decreased by 4.3%, gross trading profit of ¥487.3 billion was almost the same level as the previous year. The continuous strong performance of automobile related businesses and overseas plant project businesses contributed to the gross profit offsetting the decrease of the gross profit by the slowdown in electric devices market and the weak performance in the PVC conduit business in the U.S.

Other Income (Expenses)

Selling, General and Administrative Expenses

Due to the expansion of subsidiaries' businesses, selling, general and administrative expenses increased by ¥10.2 billion from the previous fiscal year to ¥400.8 billion.

Provision for Doubtful Receivables

Total provision for doubtful receivables decreased by ¥10.8 billion from the previous fiscal year to net reversal of ¥1.9 billion due to the collection of certain doubtful receivables.

Interest Expense (Net of Interest Income)

Net interest expense decreased by ¥4.2 billion from the previous fiscal year to ¥13.8 billion as a result of the decline of interest rates.

Dividends

Total dividends received remained almost the same level as the previous fiscal year at ¥6.7 billion.

Gain on Marketable Securities and Investments

The Company continued to realize gains on investments sold in media and electronics-associated businesses, net gains on sales of marketable securities and investments amounted to ¥27.8 billion. On the other hand, valuation losses of marketable securities and investments amounted to ¥50.4 billion due to other than temporary valuation losses in certain investments caused by the downturn in the stock markets. As a result, gain on marketable securities and investments decreased by ¥59.9 billion from the previous fiscal year, to ¥22.6 billion of net losses.

Gain on Securities Transferred to Pension Fund

The Company contributed a certain of its marketable security to the pension fund at market value. The Company recognized a gain of ¥15 billion.

Gain on Sale of Property and Equipment
Gain on sale of property and equipment increased by ¥1.8 billion from the previous fiscal year to ¥2.8 billion.

Settlement Received/(Paid) on Copper Trading Litigation
The Company received ¥17.7 billion from a U.S. financial institution in a settlement of issues concerning the copper trading litigation and paid ¥6.2 billion to settle civil lawsuits brought against the Company in the U.S. The Company has been doing its best to achieve prompt resolution of the several civil lawsuits against the Company in the U.S.

The Company has also been making maximum efforts to recover our own losses, bringing suits for damages against foreign financial institutions and others that abetted the unauthorized copper trading.

Loss on Termination and Restructuring of Projects
Loss on termination and restructuring of projects decreased by ¥36.6 billion from the previous fiscal year to ¥7.7 billion. This decrease was due to an aggressive restructuring of unprofitable projects conducted in the previous fiscal year.

Provision for Doubtful Receivables and Others in Specific Countries
Provision for doubtful receivables and others in specific countries decreased by ¥35.3 billion from the previous fiscal year to the net reversal of ¥12.3 billion. The reason for this reversal is that the Company no longer expects any related losses from the project in Asia, due to the recovery of the Asian economy.

Impairment Losses of Long-Lived Assets
In the previous fiscal year, a loss of ¥7.8 billion was caused by declines in value of real estate property.

Other Income (Loss)
A loss of ¥9.6 billion was reported due mainly to legal fees in lawsuits concerning the copper trading litigation and expenses related to the relocation of the head office.

Minority Interests in Earnings (Losses) of Subsidiaries, net (after income tax effect)
Minority interests in earnings (losses) of subsidiaries, net (after income tax effect) remained on a par with the previous fiscal year at ¥5.2 billion.

Equity in Earnings (Losses) of Associated Companies
The Company reported a gain of ¥0.2 billion in this category, an increase of ¥6.7 billion from the previous fiscal year. This was due mainly to the strong performance of the business related to Media, Electronics & Network and Mineral Resources & Energy.

Net Income
As a result of the above, the net income for this fiscal year was ¥45.2 billion, an increase of ¥4.9 billion from the previous fiscal year.

■ **Gross Trading Profit & Gross Trading Profit Ratio**


(Billions of Yen)
(%)
600
500
400
300
200
100
0
6
5
4
3
2
1
0
4.45
475
4.85
488
5.05
487
2000
2001
2002
Gross Trading Profit
Gross Trading Profit Ratio

■ **Net Income & Return on Equity**


(Billions of Yen)
(%)
50
40
30
20
10
0
10
8
6
4
2
0
35
5.8
40
6.4
45
7.1
2000
2001
2002
Net Income
Return on Equity

Breakdown of Gross Trading Profit by Operating Segment:

For the years ended March 31, 2002 and 2001	2002 (Billions of Yen)	2001 (Billions of Yen)	increase/ decrease (Billions of Yen)	increase/ decrease (%)	2002 (Millions of U.S. Dollars)
Metal Products	¥ 36.6	¥ 35.7	¥ 0.9	2.5%	$ 275
Transportation & Construction Systems	78.5	73.0	5.5	7.5	590
Machinery & Electric	30.6	26.5	4.1	15.5	231
Media, Electronics & Network	42.0	49.5	(7.5)	(15.2)	315
Chemical	25.5	28.9	(3.4)	(11.8)	192
Mineral Resources & Energy	30.1	30.1	0.0	0.0	226
Consumer Goods & Service	81.9	77.9	4.0	5.1	616
Materials & Real Estate	42.6	37.0	5.6	15.1	321
Financial & Logistics	14.5	13.4	1.1	8.2	109
Domestic Regional Business Units, Offices and Branch Offices	53.1	55.7	(2.6)	(4.7)	399
Overseas Subsidiaries and Branches	59.1	60.9	(1.8)	(3.0)	444
Segment Total	494.5	488.6	5.9	1.2	3,718
Corporate & Eliminations + U.S. GAAP Adjustments	(7.2)	(0.2)	(7.0)	—	(54)
Consolidated	¥487.3	¥488.4	¥(1.1)	(0.2)	$3,664

Breakdown of Net Income (Loss) by Operating Segment:

For the years ended March 31, 2002 and 2001	2002 (Billions of Yen)	2001 (Billions of Yen)	increase/ decrease (Billions of Yen)	increase/ decrease (%)	2002 (Millions of U.S. Dollars)
Metal Products	¥ 4.5	¥ 3.3	¥ 1.2	36.4%	$ 34
Transportation & Construction Systems	4.3	2.6	1.7	65.4	33
Machinery & Electric	4.1	(6.0)	10.1	—	31
Media, Electronics & Network	6.3	15.4	(9.1)	(59.1)	47
Chemical	1.9	2.9	(1.0)	(34.5)	14
Mineral Resources & Energy	2.4	(7.1)	9.5	—	19
Consumer Goods & Service	5.1	3.0	2.1	70.0	38
Materials & Real Estate	3.0	(3.7)	6.7	—	22
Financial & Logistics	1.3	1.3	0.0	0.0	10
Domestic Regional Business Units, Offices and Branch Offices	4.1	2.6	1.5	57.7	31
Overseas Subsidiaries and Branches	7.9	6.0	1.9	31.7	59
Segment Total	44.9	20.3	24.6	121.2	338
Corporate & Eliminations + U.S. GAAP Adjustments	0.3	20.0	(19.7)	(98.5)	2
Consolidated	¥45.2	¥40.3	¥ 4.9	12.2	$340

Metal Products
Gross trading profit increased by 2.5% and net income increased by 36.4% from the previous fiscal year due mainly to steady performance of metal products business related to energy for North America and Asia.

Transportation & Construction Systems
Gross trading profit increased by 7.5% from the previous fiscal year due mainly to steady performance of automobile dealership businesses in Europe and increase of sales for Middle East. As a result, net income increased by 65.4% from the previous fiscal year with the steady performance of subsidiary companies which specialized in Ship-Owing/Financing.

Machinery & Electric
Gross trading profit increased by 15.5% from the previous fiscal year due mainly to steady growth of plant projects in Asia such as electricity equipment for Taiwan. As a result, net income increased from the previous fiscal year with the decrease of bad debt losses in the previous fiscal year.

Media, Electronics & Network
Gross trading profit decreased by 15.2% from the previous fiscal year due mainly to weak performance of electric parts and electronics related materials business and MS Communication's change from subsidiary to associated company.

As a result, net income decreased by 59.1% from the previous fiscal year with the decrease of gain on sale of marketable securities and investments in the previous fiscal year.

Chemical
Gross trading profit decreased by 11.8% and net income decreased by 34.5% from the previous fiscal year due mainly to weak performance of PVC conduit business in the U.S. and the decrease of sales of domestic companies.

Mineral Resources & Energy
Gross trading profit was the same level as the previous fiscal year. Although profit rose in coal business in Australia, this was offset by the slowdown in the market of LPG and the decrease of naphtha sales.

Net income increased from the previous fiscal year due to improvement of equity in losses of associated companies and the decrease of loss on termination and restructuring of projects.

Consumer Goods & Service

Gross trading profit increased by 5.1% from the previous fiscal year due mainly to steady performance of food and retail and consumer services.

Net income increased by 70.0% from the previous fiscal year due to the increase of gain on sale of marketable securities and investments.

Materials & Real Estate

Gross trading profit increased by 15.1% from the previous fiscal year due mainly to steady performance of condominiums in Tokyo metropolitan area. As a result, net income increased from the previous fiscal year with the decrease of loss on termination and restructuring of projects.

Financial & Logistics

Gross trading profit increased by 8.2% and net income was the same level as the previous fiscal year due mainly to sale of overseas industrial parks and expansion of financial business.

Domestic Regional Business Units, Offices and Branch Offices

Gross trading profit decreased by 4.7% from the previous fiscal year due mainly to weak performances of domestic markets and consumption. Net income increased by 57.7% from the previous fiscal year due to the change of gain and loss on sale of property and equipment.

Overseas Subsidiaries and Branches

Gross trading profit decreased by 3.0% from the previous fiscal year. Although profit decreased in North America, this was offset by the increase in Europe and Chinese. As a result, net income increased by 31.7% from the previous fiscal year with the decrease of bad debt losses in the previous fiscal year.

3. Liquidity and Capital Resources (For the year ended March 31, 2002, compared with the previous fiscal year)

Financial Position

As of March 31, 2002, total assets decreased to ¥4,852.6 billion, by ¥97.5 billion from the previous fiscal year. This was due to the reduction of operating assets in domestic business and the impact from deconsolidation and becoming associated companies by forming alliances with other companies, other than temporary valuation losses in certain investments caused by the downturn in the stock markets.

Net interest-bearing liabilities increased by ¥80 billion. This was caused by an increase of ¥60 billion due to depreciation of the yen relating to US$ liabilities and a ¥40 billion increase relating to the impact of FAS133 requiring debt be valued at fair value when hedge accounting is obtained. This is partially offset by a ¥20 billion actual decrease in debt at face value. While net unrealized holding gains on securities available for sale decreased by the downturn in the stock markets, shareholders' equity amounted to ¥650.4 billion, increased by ¥27.4 billion from the previous fiscal year due to an increase of retained earnings and foreign currency translation adjustments by the depreciation of yen.

Although net interest-bearing liabilities increased, shareholders' equity increased and debt-equity ratio (net interest-bearing liabilities/shareholders' equity) remained the same level as the previous fiscal year at 3.9 points.

Liquidity and Capital Resources

			Billions of Yen	Millions of U.S. Dollars
For the years ended March 31, 2002, 2001 and 2000	2002	2001	2000	2002
Short-term				
Loans, principally from banks	¥ 385	¥ 405	¥ 273	$ 2,894
Commercial paper	389	416	286	2,924
	774	821	559	5,818
Long-term				
Secured long-term debt	75	75	81	566
Unsecured long-term debt				
Loans	1,615	1,504	1,677	12,146
Bonds and Notes	349	304	404	2,623
	2,039	1,883	2,162	15,335
Interest-bearing liabilities (gross)	2,813	2,704	2,721	21,153
Cash and cash equivalents & Time deposits	285	256	217	2,140
Interest-bearing liabilities (net)	2,528	2,448	2,504	19,013
Total assets	4,853	4,950	4,905	36,485
Shareholders' equity	650	623	634	4,890
Shareholders' equity ratio	13.4%	12.6%	12.9%	
Debt-equity ratio (gross)	4.3	4.3	4.3	
Debt-equity ratio (net)	3.9	3.9	3.9	

■ Shareholders' Equity & Shareholders' Equity Ratio


(Billions of Yen)
(%)
800
600
400
200
0
20
15
10
5
0
634
623
650
12.9
12.6
13.4
2000
2001
2002
Shareholders' Equity
Shareholders' Equity Ratio

■ Interest-Bearing Liabilities (net) & Debt-Equity Ratio (net)


(Billions of Yen)
(Times)
3,000
2,500
2,000
1,500
1,000
500
0
6
5
4
3
2
1
0
2,504
2,448
2,528
3.9
3.9
3.9
2000
2001
2002
Interest-Bearing Liabilities (net)
Debt-Equity Ratio (net)

Committed Revolving Credit Facility

The Company entered into committed credit facility agreements with three syndicates in order to ensure an adequate level of liquidity. The first syndicate consists of first class European and American banks headed by Citibank and provides a multi-borrower-and-multi-currency credit facility of US$950 million which covers the parent in Tokyo and its subsidiaries in the UK, Netherlands, and the U.S. The second consists of major Japanese banks headed by Sumitomo Mitsui Banking Corporation and provides a ¥250 billion credit facility. The last consists of Japanese regional banks also headed by Sumitomo Mitsui Banking Corporation and provides a ¥100 billion credit facility. As of March 31, 2002, the Company has not drawn down any loans using these credit facilities.

Cash Flow Analysis

In fiscal 2001, net cash provided by operating activities was ¥72.7 billion, net cash of ¥78.8 billion was used in investing activities by extending the core-businesses and replacing assets. Free cash flow for fiscal year 2001 amounted to negative ¥6.1 billion. On the other hand, net cash provided by financing activities amounted to ¥26.7 billion by raising funds for new businesses, increasing working capital and keeping the liquidity in hand by long-term financing. As a result, cash and cash equivalents increased by ¥25.2 billion from the previous year to ¥276.7 billion.

Summary Statements of Consolidated Cash Flows

	Billions of Yen			Millions of U.S. Dollars
For the years ended March 31, 2002, 2001 and 2000	2002	2001	2000	2002
Net cash provided by operating activities	¥73	¥86	¥110	$547
Net cash provided by (used in) investing activities	(79)	(63)	160	(593)
Free cash flow	(6)	23	270	(46)
Net cash provided by (used in) financing activities	27	14	(350)	200
Effect of exchange rate changes on cash and cash equivalents	5	3	(9)	35
Net increase (decrease) in cash and cash equivalents	¥25	¥40	¥ (89)	$189

■ Working Capital & Current Ratio (Current Assets/Current Liability)

(Billions of Yen)


200
150
100
50
0
188
174
195
108.7
107.1
108.8
2000
2001
2002
Working Capital
Current Ratio

4. Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. and based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. The followings are some of the critical accounting policies that may affect the financial conditions and results of operations.

Collectibility of Receivables

The Company estimates the collectibility of its notes receivables and accounts receivables. The Company assesses the ultimate realization of the receivables including the current creditworthiness of each customer. Changes in these estimates and assessment could occur and result in changes in the required level of allowance.

Recoverability of Long-Lived Assets

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The determination of estimated future net cash flows involves significant judgments. Changes in strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded asset balances.

Employee Retirement and Severance Benefit Plan

The Company has significant employee retirement and severance benefit costs and credits which are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. The Company is required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related employee retirement and severance benefit costs or credits may occur in the future in addition to changes resulting from fluctuations in its related headcount due to changes in the assumptions.

Marketable Securities and Investments

Unrealized losses of available-for-sale securities and held-to-maturity securities deemed to be other than temporary declines of market values are charged to income.

Sumitomo Corporation and Consolidated Subsidiaries

Consolidated Balance Sheets

As of March 31, 2002 and 2001

ASSETS

	Millions of Yen		Millions of U.S. Dollars
	2002	2001	2002
Current assets:			
Cash and cash equivalents	¥ 276,726	¥ 251,532	$ 2,081
Time deposits	7,870	5,194	59
Marketable securities (Notes 5 and 11)	5,567	14,877	42
Receivables—trade (Notes 6, 7 and 11)			
Notes and loans	289,416	396,661	2,176
Accounts	1,072,464	1,174,220	8,064
Associated companies	162,454	195,120	1,221
Allowance for doubtful receivables	(10,683)	(11,600)	(80)
Inventories	406,615	418,585	3,057
Deferred income taxes (Note 12)	24,203	23,697	182
Advance payments to suppliers	46,533	61,072	350
Other current assets	133,970	97,232	1,007
Total current assets	2,415,135	2,626,590	18,159
Investments and long-term receivables:			
Investments in and advances to associated companies (Note 8)	285,418	242,516	2,146
Other investments (Notes 5 and 11)	583,276	704,039	4,385
Long-term receivables (Notes 6 and 11)	680,365	648,156	5,116
Allowance for doubtful receivables (Note 7)	(83,122)	(95,957)	(625)
Total investments and long-term receivables	1,465,937	1,498,754	11,022
Property and equipment, at cost (Notes 9 and 11)	1,120,352	1,038,712	8,424
Accumulated depreciation	(344,006)	(333,368)	(2,587)
	776,346	705,344	5,837
Other assets (Notes 12 and 13)	195,136	119,391	1,467
Total	¥4,852,554	¥4,950,079	$36,485

LIABILITIES AND SHAREHOLDERS' EQUITY

	Millions of Yen		Millions of U.S. Dollars
	2002	2001	2002
Current liabilities:			
Short-term debt (Notes 10 and 11)	¥ 773,829	¥ 820,534	$ 5,818
Current maturities of long-term debt (Notes 10 and 11)	356,527	285,764	2,681
Payables—trade			
Notes and acceptances	166,565	233,473	1,252
Accounts	672,954	824,005	5,060
Associated companies	25,361	51,107	191
Income taxes (Note 12)	9,840	8,701	74
Other accrued expenses	37,456	45,473	282
Advances from customers	64,831	71,462	487
Other current liabilities (Note 12)	113,254	112,321	851
Total current liabilities	2,220,617	2,452,840	16,696
Long-term debt, less current maturities (Notes 10 and 11)	1,883,581	1,772,856	14,162
Accrued pension and severance liabilities (Note 13)	8,544	8,113	64
Deferred income taxes (Note 12)	14,561	24,358	110
Minority interests	74,885	68,955	563
Commitments and contingent liabilities (Notes 11, 22 and 24)			
Shareholders' equity (Notes 14 and 17):			
Common stock — authorized 2,000,000,000 shares; issued 1,064,608,547 and 1,064,462,662 shares in 2002 and 2001, respectively	169,439	169,432	1,274
Additional paid-in capital	189,548	189,536	1,425
Retained earnings:			
Appropriated for legal reserve	17,686	17,235	133
Unappropriated	297,927	261,675	2,240
	315,613	278,910	2,373
Accumulated other comprehensive income (loss) (Note 15)	(23,858)	(14,728)	(179)
Treasury stock, at cost: 415,598 and 185,543 shares in 2002 and 2001, respectively	(376)	(193)	(3)
Total shareholders' equity	650,366	622,957	4,890
Total	¥4,852,554	¥4,950,079	$36,485

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Sumitomo Corporation and Consolidated Subsidiaries

Statements of Consolidated Income

For the years ended March 31, 2002, 2001 and 2000

			Millions of Yen	Millions of U.S. Dollars
	2002	2001	2000	2002
Total trading transactions (Notes 8 and 18)	¥9,645,379	¥10,080,062	¥10,656,046	$72,522
Gross trading profit (Notes 18 and 19)	¥ 487,274	¥ 488,400	¥ 474,674	$ 3,664
Other income (expenses):				
Selling, general and administrative expenses (Notes 9 and 13)	(400,839)	(390,578)	(408,688)	(3,014)
Reversal (provision) for doubtful receivables (Note 7)	1,933	(8,969)	(7,483)	15
Interest expense (net of interest income: 2002, 2001 and 2000 — ¥32,268 million ($243 million), ¥42,299 million and ¥43,069 million, respectively)	(13,752)	(18,010)	(22,070)	(103)
Dividends	6,653	5,979	5,646	50
Gain (loss) on marketable securities and investments (net of valuation loss: 2002, 2001 and 2000 — ¥50,462 million ($379 million), ¥42,876 million and ¥7,867 million, respectively) (Notes 5, 8 and 13)	(22,628)	37,289	43,480	(170)
Gain on securities transferred to pension fund (Notes 5 and 13)	14,988	35,040	—	113
Gain on sale of subsidiaries	—	—	17,170	—
Gain on sale of property and equipment, net	2,798	1,035	1,312	21
Settlement received on copper trading litigation (Note 24)	11,512	19,125	—	86
Loss on termination and restructuring of projects (Note 20)	(7,650)	(44,294)	(5,461)	(58)
Reversal (provision) for doubtful receivables and others in specific countries (Note 21)	12,289	(22,975)	—	92
Impairment losses of long-lived assets (Note 9)	—	(7,753)	(30,824)	—
Other, net (Note 23)	(9,570)	(7,840)	(14,591)	(72)
Total	(404,266)	(401,951)	(421,509)	(3,040)
Income before income taxes, minority interest in earnings (losses) of subsidiaries, and equity in earnings of associated companies	83,008	86,449	53,165	624
Income taxes (Note 12):				
Current	(26,146)	(30,286)	(24,893)	(196)
Deferred	(6,628)	(4,193)	(2,543)	(50)
Total	(32,774)	(34,479)	(27,436)	(246)
Income before minority interests in earnings (losses) of subsidiaries and equity in earnings (losses) of associated companies	50,234	51,970	25,729	378
Minority interest in earnings (losses) of subsidiaries, net (after income tax effect)	(5,227)	(5,174)	3,684	(39)
Equity in earnings (losses) of associated companies, net (after income tax effect) (Notes 8 and 12)	209	(6,452)	5,652	1
Net income	¥ 45,216	¥ 40,344	¥ 35,065	$ 340

			Yen	U.S. Dollars
Amounts per share (Note 17):				
Net income:				
Basic	¥42.49	¥37.91	¥32.94	$0.32
Diluted	41.59	37.14	32.31	0.31
Cash dividends declared for the year	¥ 8.00	¥ 8.00	¥ 8.00	$0.06

The accompanying notes to consolidated financial statements are an integral part of these statements.

Sumitomo Corporation and Consolidated Subsidiaries

Statements of Consolidated Shareholders' Equity and Comprehensive Income

For the years ended March 31, 2002, 2001 and 2000

			Millions of Yen	Millions of U.S. Dollars
	2002	2001	2000	2002
Common stock:				
Balance, beginning of year	¥169,432	¥169,432	¥169,432	$1,274
Increase	7	—	—	0
Balance, end of year	¥169,439	¥169,432	¥169,432	$1,274
Additional paid-in capital:				
Balance, beginning of year	¥189,536	¥189,536	¥189,536	$1,425
Increase	12	—	—	0
Balance, end of year	¥189,548	¥189,536	¥189,536	$1,425
Retained earnings:				
Balance, beginning of year	¥278,910	¥247,081	¥220,532	$2,097
Net income	45,216	40,344	35,065	340
Cash dividends paid	(8,513)	(8,515)	(8,516)	(64)
Balance, end of year	¥315,613	¥278,910	¥247,081	$2,373
Accumulated other comprehensive income (loss) (Note 15):				
Balance, beginning of year	¥ (14,728)	¥ 28,174	¥ (9,847)	$ (110)
Other comprehensive income (loss) for the year, net of tax	(9,130)	(42,902)	38,021	(69)
Balance, end of year	¥ (23,858)	¥ (14,728)	¥ 28,174	$ (179)
Treasury stock				
Balance, beginning of year	¥ (193)	¥ —	¥ —	$ (2)
Purchase of treasury stock	(183)	(193)	—	(1)
Balance, end of year	¥ (376)	¥ (193)	¥ —	$ (3)
Disclosure of comprehensive income (loss):				
Net income for the year	¥ 45,216	¥ 40,344	¥ 35,065	$ 340
Other comprehensive income (loss) for the year, net of tax (Note 15)	(9,130)	(42,902)	38,021	(69)
Comprehensive income (loss) for the year	¥ 36,086	¥ (2,558)	¥ 73,086	$ 271

The accompanying notes to consolidated financial statements are an integral part of these statements.

Sumitomo Corporation and Consolidated Subsidiaries

Statements of Consolidated Cash Flows

For the years ended March 31, 2002, 2001 and 2000

			Millions of Yen	Millions of U.S. Dollars
	2002	2001	2000	2002
Operating activities:				
Net income	¥ 45,216	¥ 40,344	¥ 35,065	$ 340
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	65,624	57,424	62,124	493
Reversal (provision) for doubtful receivables	(1,933)	8,969	7,483	(15)
Gain (loss) on marketable securities and investments, net	22,628	(37,289)	(43,480)	170
Gain on securities transferred to pension fund	(14,988)	(35,040)	—	(113)
Gain on sale of subsidiaries	—	—	(17,170)	—
Gain on sale of property and equipment, net	(2,798)	(1,035)	(1,312)	(21)
Loss on termination and restructuring of projects	7,650	44,294	5,461	58
Reversal (provision) for doubtful receivables and others in specific countries	(12,289)	22,975	—	(92)
Impairment losses of long-lived assets	—	7,753	30,824	—
Equity in earnings (losses) of associated companies	(209)	6,452	(5,652)	(1)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:				
Receivables	111,518	(124,889)	130,471	838
Inventories	22,577	(33,115)	20,442	170
Payables	(146,423)	125,476	(85,074)	(1,101)
Other, net	(23,847)	3,429	(28,622)	(179)
Net cash provided by operating activities	72,726	85,748	110,560	547
Investing activities:				
Expenditures for property and equipment	(156,527)	(132,313)	(145,631)	(1,177)
Proceeds from sale of property and equipment	39,459	86,352	47,227	297
Acquisition of investments	(169,868)	(337,386)	(133,537)	(1,278)
Proceeds from sale and maturity of investments	161,711	335,227	306,229	1,216
Increase in loans receivable	(119,033)	(153,391)	(96,525)	(895)
Reduction of loans receivable	166,001	134,124	141,763	1,248
Net increase (decrease) in time deposits	(566)	4,564	40,072	(4)
Net cash provided by (used in) investing activities	(78,823)	(62,823)	159,598	(593)
Financing activities:				
Net decrease (increase) in short-term debt	9,049	269,631	(599,037)	68
Proceeds from long-term debt	302,605	229,532	740,777	2,275
Repayment of long-term debt	(274,588)	(481,186)	(492,177)	(2,065)
Cash dividends paid	(8,513)	(8,515)	(8,516)	(64)
Proceeds from (distributions to) minority interest	(1,902)	4,555	9,164	(14)
Net cash provided by (used in) financing activities	26,651	14,017	(349,789)	200
Effect of exchange rate changes on cash and cash equivalents	4,640	3,205	(9,369)	35
Net increase (decrease) in cash and cash equivalents	25,194	40,147	(89,000)	189
Cash and cash equivalents, beginning of year	251,532	211,385	300,385	1,892
Cash and cash equivalents, end of year	¥276,726	¥251,532	¥211,385	$2,081

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1. BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Sumitomo Corporation (the "Company") is incorporated and principally operates. The translation of Japanese yen amounts into United States dollars in the year ended March 31, 2002 are included solely for the convenience of readers and have been made at the rate of ¥133=US$1, the approximate exchange rate on March 31, 2002. Such translation should not be construed as a representation that the Japanese yen amounts could be converted into United States dollars at that or any other rate.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company and most of its consolidated subsidiaries' accounting records are maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Adjustments to those records have been made to present U.S. GAAP financial information. The significant adjustments include those relating to the valuation of certain investment securities, impairment losses of long-lived assets and loans receivable, accounting for pension costs, deferred gain on sales of property for tax purposes, accrual of certain expenses and losses, accounting for derivative instruments and hedging activities, and accounting for business combinations.

2. DESCRIPTION OF BUSINESS

The Company is one of the major Japanese "sogo shosha," or integrated trading companies. As a "Globally Integrated Trading Corporation," the Company and its consolidated subsidiaries (together, the "Companies") purchase, distribute and market a wide variety of goods and commodities including raw materials, industrial goods, and consumer goods, for domestic trade in Japan, trade between Japan and other nations, and trade between third-party nations.

The Companies also provide various services, such as financing for customers and suppliers, planning, coordinating and operating industrial projects, and gathering a broad range of information. The Companies engage in a wide range of business activities-developing market potential, providing services for logistics and transportation and for information and communications, engaging in construction, developing natural resources, functioning as an organizer, investing in the growing high-technology and multimedia fields, and promoting environmental protection.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies applied in the preparation of the accompanying consolidated financial statements are summarized below:

(a) Consolidation and Investments in Subsidiaries and Associated Companies

The consolidated financial statements include the accounts of the Company and its majority-owned domestic and foreign subsidiaries. Associated companies consist of companies and corporate joint ventures owned 20% to 50%. Investments in associated companies are accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated. Goodwill represents the excess of cost of the Companies' investments in subsidiaries and associated companies over their equity in the net assets at the dates of acquisition. Goodwill acquired up to June 30, 2001 is generally amortized over periods ranging from five to twenty years. Goodwill acquired on or after July 1, 2001 is no longer amortized but measured for impairment (see (q) below).

The accounts of certain subsidiaries that have a fiscal year end within three months prior to March 31 have been included in the financial statements based on their fiscal year.

(b) Cash Equivalents

The Companies consider highly liquid investments, including short-term time deposits, with an original maturity of three months or less, to be cash equivalents.

(c) Foreign Currency Translation

Foreign currency receivables and payables are translated into their respective companies' functional currencies at year-end exchange rates. The resulting exchange gains or losses are recognized in earnings (see Note 19). Assets and liabilities of foreign subsidiaries and associated companies are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting accumulated translation adjustments are included in a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

(d) Inventories

Inventories mainly consist of commodities, materials and real estate for development and resale. Precious metals, that have immediate marketability at quoted market prices, are valued at market value with unrealized gains and losses included in earnings. Cost of other commodities and materials is stated primarily at the lower of average cost or market. Cost of real estate held for development and resale is stated at the lower of cost specifically identified or net realizable value.

(e) Marketable Securities and Other Investments

All debt securities and marketable equity securities are classified as either (1) trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, (2) available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets, or (3) held-to-maturity securities, which are accounted for at amortized cost. Unrealized losses deemed to be other than temporary declines of market values are charged to income.

Non-marketable securities held as investments are carried at cost. For declines in fair value considered other than temporary on non-marketable securities are recognized in earnings.

The cost of securities sold is determined based on the average cost of all the shares of such security held at the time of sale.

(f) Allowance for Doubtful Receivables
An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably expected. Management considers individual customers' credit risks such as historical performance, any changes of original terms, internal risk-ratings, industry, and other specific factors applicable to the customer as well as general risk factors including sovereign risk where the customer resides.

The Companies maintain a specific allowance for impaired loans. An impairment allowance is the difference between the loans' book value and either the present value of expected future cash flows discounted at the loans' effective interest rate, the loans' market price if available, or the fair value of collateral if the loans are collateral dependent. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have ocurred that are inherent in the loans portfolio based on default probability and loss severity from the Companies' past experience.

(g) Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed principally under the declining-balance method for assets in Japan, and under the straight-line method for assets located outside Japan, over their estimated useful lives.

(h) Impairment of Long-Lived Assets
Long-lived assets and certain identifiable intangibles to be held and used by the Companies are reviewed for impairment based on a cash flow analysis of related operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Those assets considered impaired are reported at the lower of carrying amount or fair value. Those assets to be disposed of are reported at fair value less cost to sell.

(i) Employees' Benefit Plans
The Companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of these plans are principally accrued based on amounts determined using actuarial methods.

(j) Income Taxes
The tax effect of temporary differences between the financial statement and income tax bases of assets and liabilities is recognized as deferred income taxes, using enacted tax rates applicable to the periods in which the differences are expected to affect taxable income.

Provision for deferred income taxes is not provided for on undistributed earnings of foreign and certain domestic subsidiaries and associated companies. The Companies consider that such earnings are permanently invested or would not result in material additional taxation should they be distributed to the Companies under current circumstances.

(k) Commodity Forwards and Futures Contracts
The Companies enter into commodity forwards and futures contracts principally to economically hedge their inventories and trading commitments against market price fluctuations. These contracts relate principally to precious metals (mainly gold, platinum and silver) and nonferrous metals (mainly aluminum, nickel and copper). Changes in the market value of those forwards and futures contracts are recognized in current income.

(l) Derivative Financial Instruments
On April 1, 2001, the Companies adopted Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative Instruments and Hedging Activities," as amedned. The standard establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No.133, as amended, requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized in earnings. As of April 1, 2001, the adoption of SFAS No.133, as amended, resulted in an immaterial impact to net income and a decrease to accumulated other comprehensive income of approximately ¥1,475 million ($11 million).

Prior to adoption of SFAS No.133 on April 1, 2001, derivatives designated as hedges were accounted for as follows. The amounts received or paid under interest rate swap contracts were recognized as interest through earnings over the life of the contracts. Premiums paid for interest rate caps were amortized over the life of contracts as a part of interest expense. Gains and losses from revaluation of foreign exchange forward contracts were deferred until the time when the hedged transactions occur.

(m) Use of Estimates in the Preparation of the Financial Statements
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported therein. For example, estimates are used when accounting for the allowance for doubtful receivables, inventories, investments, impairment of long-lived assets, income taxes and contingencies. Due to the inherent uncertainty involved in making estimates, actual results may differ significantly from those originally estimated and changes to estimates could occur in the future.

(n) Comprehensive Income
Comprehensive income consists of net income, changes in foreign currency translation adjustments, net unrealized holding gains (losses) of securities available-for-sale, pension liability adjustments, and net unrealized holding gains (losses) on derivatives, and is included in the statements of consolidated shareholders' equity and comprehensive income.

(o) Amounts per Share
Basic net income per share has been computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income per share has been computed assuming all convertible debentures were converted at the beginning of the year or at the time of issuance (if later), and that all convertible bonds were converted to the extent that it is not antidilutive.

Cash dividends per share presented in the accompanying statements of consolidated income represent the cash dividends declared applicable to each respective year, including dividends paid and recorded after the year end.

(p) Revenue Recognition

The Companies' total trading transactions include the sales value of transactions in which the Companies act as principal and also those in which the Companies act as agent. Gross trading profit primarily consists of gross profit on principal transactions and commissions received on agency transactions.

Gross trading profit is recognized, when the Companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured, in accordance with Staff Accounting Bulletin (SAB) No.101 of the Securities and Exchange Commission (SEC), "Revenue Recognition in Financial Statements." In addition to this general policy, the following are specific revenue recognition policies:

Gross trading profit from principal transactions and similar agency transactions is recognized at the time the delivery conditions agreed with customers are met. These conditions are usually considered met when the goods are received by the customer, title to the warehouse receipts are transferred, or the implementation testing is duly completed and any future obligations are perfunctory and do not affect the customer's final acceptance of the arrangement.

Gross trading profit from service related agency transactions is recognized when the contracted services are rendered to third-party customers according to the terms of contract.

Operating lease income is recognized over the term of underlying leases on a straight-line basis.

Revenue recognition policies regarding derivative instruments entered into hedging transactions and as a part of trading activities are described in the accounting policies for derivative commodity forwards and futures contracts and derivative financial instruments.

(q) New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No.141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets." SFAS No.141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Companies are required to review goodwill and intangible assets reported in connection with prior acquisitions, disaggregate and report separately previously identified intangible assets and reclassify certain intangible assets into goodwill, if applicable. SFAS No.142 establishes new guidelines for accounting for goodwill and other intangible assets. In accordance with SFAS No.142, goodwill associated with acquisitions consummated after June 30, 2001, is not amortized. Existing goodwill is no longer amortized after March 31, 2002, but instead will be assessed for impairment at least annually. Management does not expect that the adoption of SFAS No.142 will have a material effect on the financial statements.

In June 2001, the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations." SFAS No.143, addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. The effect of adopting SFAS No.143 cannot be reasonably assessed as of March 31, 2002.

In July 2001, the FASB issued SFAS No.144, "Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. The provisions of this statement provide a single accounting model for impairment of long-lived assets. Management does not expect that the adoption of SFAS No.144 will have a material effect on the financial statements.

(r) Reclassifications

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

In the fiscal year ended March 31, 2002, the Companies changed the format of the statements of consolidated income from multiple-step to single-step for the purpose of more appropriate presentation of their operations. The statements of consolidated income for the fiscal years ended March 31, 2001 and 2000 have been reclassified to conform to the current year presentation.

4. CASH FLOW INFORMATION

Additional cash flow information was as follows:

			Millions of Yen	Millions of U.S. Dollars
For the years ended March 31, 2002, 2001 and 2000	2002	2001	2000	2002
Cash paid during the year for:				
Interest	¥47,240	¥69,805	¥74,966	$355
Income taxes	25,018	30,844	23,192	188
Non-cash investing and financing activities:				
Capital lease obligations incurred	5,179	6,312	7,778	39
Transfer of securities to pension trust	21,541	61,112	—	162
Reduction of loan receivables through securitization:				
Receivable	—	—	44,300	—
Loan receivables	—	—	46,000	—

5. MARKETABLE SECURITIES AND OTHER INVESTMENTS

(a) Marketable Securities
Information regarding each category of securities classified as available-for-sale and held-to-maturity as of March 31, 2002 and 2001, including securities of which certain of the Companies were the beneficial owners under trust agreements with trust companies, is as follows (excluding non-marketable investments discussed below):

				Millions of Yen
As of March 31, 2002:	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	¥246,024	¥73,720	¥22,666	¥297,078
Debt securities	17,939	151	43	18,047
Held-to-maturity	28,859	9	127	28,741
	¥292,822	¥73,880	¥22,836	¥343,866

				Millions of Yen
As of March 31, 2001:	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Trading securities	¥ 149	¥ —	¥ —	¥ 149
Available-for-sale:				
Equity securities	305,291	128,567	13,417	420,441
Debt securities	24,782	702	59	25,425
Held-to-maturity	44,236	32	746	43,522
	¥374,458	¥129,301	¥14,222	¥489,537

				Millions of U.S. Dollars
As of March 31, 2002:	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	$1,850	$554	$170	$2,234
Debt securities	135	1	0	136
Held-to-maturity	217	0	1	216
	$2,202	$555	$171	$2,586

The Company decided to liquidate one of it's overseas subsidiaries, and sold its held-to-maturity security portfolio during the year ended March 31, 2002. A U.S. subsidiary sold its held-to-maturity security portfolio due to the significant deterioration of the issuer's credit worthiness during the year ended March 31, 2001. The sale did not result in a significant gain or loss for the years ended March 31, 2002 and 2001, respectively.

The carrying values of debt securities classified as available-for-sale and held-to-maturity as of March 31, 2002 and 2001 are summarized by contractual maturities as follows:

				Millions of Yen		Millions of U.S. Dollars
		2002		2001		2002
As of March 31, 2002 and 2001	Available for Sale	Held to Maturity	Available for Sale	Held to Maturity	Available for Sale	Held to Maturity
Due in one year or less	¥ 1,790	¥ 3,375	¥ 8,851	¥ 5,877	$ 14	$ 25
Due after one year through five years	16,221	13,285	16,073	13,287	122	100
Due after five years through ten years	36	11,663	501	12,496	0	88
Due after ten years	—	536	—	12,576	—	4
Total	¥18,047	¥28,859	¥25,425	¥44,236	$136	$217

Proceeds from sales and gross realized gains and losses on available-for-sale securities for the years ended March 31, 2002, 2001 and 2000 were as follows:

		Millions of Yen		Millions of U.S. Dollars
For the years ended March 31, 2002, 2001 and 2000	2002	2001	2000	2002
Proceeds from sales	¥47,555	¥163,248	¥102,165	$358
Gross realized gains	¥36,575	¥ 59,197	¥ 36,127	$275
Gross realized losses	3,651	1,359	2,239	27
Net realized gains	¥32,924	¥ 57,838	¥ 33,888	$248

For the years ended March 31, 2002 and 2001, the Company contributed certain marketable equity securities, other than those of its subsidiaries or affiliated companies, to an employee retirement benefit trust fully administrated and controlled by an independent bank trustee. Accordingly, the pension liability was reduced by the fair market value of the transferred securities. The fair market value of those securities at the time of contribution was ¥21,541 million ($162 million) and ¥61,112 million, for the year ended March 31, 2002 and 2001, respectively. A net realized gain of ¥14,988 million ($113 million) and ¥35,040 million from the transfer of securities to the pension fund was recognized in the accompanying statements of consolidated income for the years ended March 31, 2002 and 2001, respectively.

(b) Non-marketable Securities and Other Investments
Other investments as of March 31, 2002 and 2001 included investments in non-traded, unassociated companies and life insurance policies, etc., amounting to ¥244,859 million ($1,841 million) and ¥228,665 million, respectively. Investments in non-traded securities of unassociated companies were carried at cost. Investments in life insurance policies were reported at cash surrender value.

6. LOAN SECURITIZATION

In March 2000, the Company securitized ship loans totaling ¥100 billion by selling them to an unrelated special-purpose company ("SPC"). At the same time, the Company granted a subordinated loan of ¥10 billion to the SPC. As a result of these transactions, a net amount of ¥90 billion of loans were eliminated from the consolidated balance sheet as of March 31, 2000, the balance of which was ¥84 billion ($0.6 billion) as of March 31, 2002. The Company retained interests, which are subordinate to the investor's interests. The value of the Company's interest is subject to credit and interest rate risk on the financial assets it sold, and calculated based on the key assumptions of expected credit loss rate of 0.15% and discount rate of 1.0%. The investors and SPC have no other recourse to the Company's other assets if any loan borrowers fail to repay.

7. ALLOWANCE FOR DOUBTFUL RECEIVABLES

An analysis of the allowance for doubtful receivables for the years ended March 31, 2002, 2001 and 2000 is presented as follows:

		Millions of Yen		Millions of U.S. Dollars
For the years ended March 31, 2002, 2001 and 2000	2002	2001	2000	2002
Balance, beginning of year	¥107,557	¥ 98,739	¥99,503	$809
Provision (reversal) for doubtful receivables	(1,933)	8,969	7,483	(15)
Provision for loss on termination and restructuring of projects	974	6,737	—	7
Provision (reversal) for doubtful receivables and others in specific countries	(12,289)	22,975	—	(92)
Charge-off	(1,281)	(29,786)	(7,592)	(10)
Foreign currency translation adjustments	777	(77)	(655)	6
Balance, end of year	¥ 93,805	¥107,557	¥98,739	$705

As of March 31, 2002 and 2001, the total recorded trade receivables and long-term loans considered impaired was ¥114,211 million ($859 million) and ¥134,777 million, respectively, and the related valuation allowance provided as at each year-end was ¥69,859 million ($525 million) and ¥81,966 million, respectively.

The Companies recognize interest income on impaired loans on a cash basis. Interest income on impaired loans recognized for the years ended March 31, 2002, 2001 and 2000 was not material.

8. INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES

The associated companies operate principally in the manufacturing and service industries and participate substantially in the Companies' trading transactions as either purchasers or suppliers.

Investments in and advances to associated companies as of March 31, 2002 and 2001 consists of the following:

	Millions of Yen		Millions of U.S. Dollars
As of March 31, 2002 and 2001	2002	2001	2002
Investments in capital stock	¥220,559	¥197,186	$1,658
Advances	64,859	45,330	488
Total	¥285,418	¥242,516	$2,146

The carrying value of investments in associated companies as of March 31, 2002 and 2001 approximated the companies' equity in the underlying net assets. Investments in common stock of certain associated companies, as of March 31, 2002 and 2001 included marketable securities with carrying amounts of ¥33,252 million ($250 million) and ¥30,509 million, respectively, with corresponding aggregate quoted market values of ¥31,472 million ($237 million) and ¥24,702 million, respectively.

Summarized financial information of associated companies accounted for by the equity method as of March 31, 2002 and 2001, and for the years ended March 31, 2002, 2001 and 2000 is presented below:

	Millions of Yen		Millions of U.S. Dollars
As of March 31, 2002 and 2001	2002	2001	2002
Current assets	¥ 847,387	¥ 686,809	$ 6,371
Property, land and equipment, net	812,145	683,935	6,107
Other assets	1,029,007	923,913	7,737
Total assets	¥2,688,539	¥2,294,657	$20,215
Current liabilities	¥1,438,175	¥1,206,606	$10,814
Non-current liabilities	720,093	597,164	5,414
Shareholders' equity	530,271	490,887	3,987
Total liabilities and shareholders' equity	¥2,688,539	¥2,294,657	$20,215

	Millions of Yen			Millions of U.S. Dollars
For the years ended March 31, 2002, 2001 and 2000	2002	2001	2000	2002
Net sales	¥1,387,037	¥907,992	¥771,845	$10,429
Net income (loss)	¥ (1,255)	¥ (16,063)	¥ 11,983	$ (9)

The Companies' total transactions with associated companies during the years ended March 31, 2002, 2001 and 2000 were as follows:

	Millions of Yen			Millions of U.S. Dollars
For the years ended March 31, 2002, 2001 and 2000	2002	2001	2000	2002
Trading transactions	¥182,628	¥208,607	¥252,614	$1,373
Purchase transactions	691,952	525,317	709,776	5,203

In May 2000, the Company sold a 10% share of Jupiter Telecommunication Co., Ltd. ("Jupiter"), a 60% owned CATV operating subsidiary, to a third party. Later in September 2000, Jupiter acquired Titus Communications Corporation ("Titus"), another CATV operating company, by issuing new shares of Jupiter in exchange for shares of Titus. As a result of this new share issuance by Jupiter to third parties, the Company's ownership ratio decreased from 50% to 35%. Consequently, Jupiter became an associated company for which equity method accounting is applied during the year ended March 31, 2001. Since the per share fair value of the newly issued shares by Jupiter to third parties was higher than the Company's carrying amount per share in Jupiter, the Company recognized a gain during the year ended March 31, 2001. The resulting goodwill was tested for impairment in accordance with SFAS No.142 without any indication of impairment as of April 1, 2002.

9. PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2002 and 2001 consists of the following:

	Millions of Yen		Millions of U.S. Dollars
As of March 31, 2002 and 2001	2002	2001	2002
Land and land improvements	¥ 275,779	¥ 243,616	$ 2,073
Buildings, including leasehold improvements	389,497	378,124	2,929
Machinery and equipment	444,058	402,801	3,339
Projects in progress	11,018	14,171	83
Total	1,120,352	1,038,712	8,424
Less: Accumulated depreciation	(344,006)	(333,368)	(2,587)
Property and equipment, net	¥ 776,346	¥ 705,344	$ 5,837

Depreciation expense for the years ended March 31, 2002, 2001 and 2000 was ¥60,843 million ($457 million), ¥51,770 million and ¥54,347 million, respectively.

The Company made assessment for the potential impairment of long-lived assets and, as a result, certain land for development, assets related to a mining project and other long-lived assets to be held and used were deemed to be impaired because the assets were not expected to recover their entire carrying value through future estimated undiscounted cash flows. The losses recognized from impairments of long-lived assets for the years ended March 31, 2001 and 2000 were ¥7,753 million and ¥30,824 million, respectively, and no losses were recognized for the year ended March 31, 2002. Such impairment losses were calculated based on appraisals for land and building or using the best estimate of discounted future cash flows based on the assumption to continue its operation.

10. SHORT-TERM DEBT AND LONG-TERM DEBT

Short-term debt as of March 31, 2002 and 2001 consists of the following:

	Millions of Yen				Millions of U.S. Dollars
As of March 31, 2002 and 2001	2002		2001		2002
		Average Interest Rate		Average Interest Rate	
Loans, principally from banks	¥384,858	2.43%	¥404,689	3.27%	$2,893
Commercial paper	388,971	0.13	415,845	0.95	2,925
	¥773,829		¥820,534		$5,818

The interest rates represent weighted average rates in effect at March 31, 2002 and 2001, regardless of borrowing currencies, though the range of the interest rates varies by borrowing currency.

The Companies entered into line of credit agreements with three syndicates of domestic and foreign banks, totaling $950 million with the foreign bank syndicate and ¥350 billion ($2,632 million) with Japanese bank syndicates. The Companies have not used these lines of credit.

Long-term debt as of March 31, 2002 and 2001 consists of the following:

As of March 31, 2002 and 2001	Millions of Yen 2002	Millions of Yen 2001	Millions of U.S. Dollars 2002
Secured long-term debt:			
Banks and insurance companies, maturing serially through 2006, principally 2.0% to 6.7%	¥ 75,304	¥ 75,269	$ 566
Unsecured long-term debt:			
Banks and insurance companies, maturing serially through 2022, principally 0.1% to 5.1%	1,615,373	1,504,311	12,146
1.6% convertible bonds due 2002 payable in Japanese yen (convertible into common stock at ¥1,074.60 per share)	—	3,053	—
1.5% convertible bonds due 2004 payable in Japanese yen (convertible into common stock at ¥1,237.30 per share)	35,702	35,702	268
1.0% bonds due 2004 payable in Japanese yen	50,735	50,000	381
5.15% bonds due 2005 payable in euro	35,734	31,966	269
Bonds due 2013 payable in Japanese yen (fixed and floating rate: fixed rate 1.1% to 1.5%)	29,712	—	223
Various notes and bonds with interest rates from 0.8% to 6.5% maturing from 2002 to 2014	197,001	183,554	1,482
Capital lease obligation	47,845	42,944	360
Other	152,702	131,821	1,148
	2,240,108	2,058,620	16,843
Less: Current portion	(356,527)	(285,764)	(2,681)
	¥1,883,581	¥1,772,856	$14,162

Common stock reserved for conversion of the convertible bonds, as of March 31, 2002 and 2001, were 28,854,764 and 31,695,821 shares, respectively.

Annual maturities of long-term debt as of March 31, 2002 are as follows:

Years ending March 31	Millions of Yen	Millions of U.S. Dollars
2003	¥ 356,527	$ 2,681
2004	380,315	2,859
2005	297,775	2,239
2006	282,189	2,122
2007	322,046	2,421
2008 and thereafter	601,256	4,521
Total	¥2,240,108	$16,843

The Companies entered into interest rate swap and currency swap contracts to manage interest rate risk for certain short-term and long-term debt. The effective interest rates were generally based on LIBOR (London Interbank Offered Rate) for long-term bank loans and insurance company debt of ¥1,690,677 million ($12,712 million) and ¥1,579,580 million outstanding as of March 31, 2002 and 2001, respectively, and notes, bonds and medium-term notes of ¥348,884 million ($2,623 million) and ¥304,275 million outstanding as of March 31, 2002 and 2001, respectively, after the effects of such swap agreements.

Substantially all short-term and long-term loans from banks contain certain agreements customary in Japan. The banks may, under certain conditions, require the Companies to provide collateral (or additional collateral) or guarantors. The banks may treat any collateral as collateral for all indebtedness to such banks. Certain agreements relating to long-term bank loans provide that the banks may require the borrower to receive bank approval prior to the payment of dividends and other appropriations of earnings, before presentation to the shareholders. Default provisions of certain agreements grant certain rights of possession to the banks. Under certain agreements, principally with Government-owned financial institutions, the borrower is required, upon request of the lender, to apply the proceeds from the sales of any debentures or common stock to reduce such loans. During the years ended March 31, 2002, 2001 and 2000, the Companies did not receive any such request and management does not currently expect any for the foreseeable future.

11. PLEDGED ASSETS

The following table summarizes the book value of assets pledged as collateral for short-term and long-term debt and contingent liabilities of the Companies as of March 31, 2002:

As of March 31, 2002	Millions of Yen	Millions of U.S. Dollars
Marketable securities and other investments	¥ 70,368	$ 529
Receivables and long-term receivables	43,267	326
Property and equipment, less related accumulated depreciation	127,306	957
	¥240,941	$1,812

Such collateral secured the following obligations:

As of March 31, 2002	Millions of Yen	Millions of U.S. Dollars
Short-term debt	¥ 17,915	$ 135
Long-term debt	118,473	890
Contingent liabilities—guarantees of contracts	3,419	26
	¥139,807	$1,051

Trust receipts issued under customary import financing arrangements give recipient banks a security interest in the merchandise imported and/or the accounts receivable or sales proceeds resulting from the sale of such merchandise. The Companies repay the related notes and acceptances payable at the maturity dates without applying the sales proceeds to specific notes or acceptances. The large number of transactions makes it impracticable to determine the aggregate amounts of assets covered by outstanding trust receipts.

See Note 10 for a description of the right of the lending banks to require the companies to provide collateral (or additional collateral) not included in pledged assets summarized in the table above.

12. INCOME TAXES

Income taxes in Japan imposed by the national, prefectural and municipal governments, in the aggregate resulted in a normal effective statutory rate of approximately 42% for the years ended March 31, 2002, 2001 and 2000. Due to changes in Japanese income tax regulations, effective April 1, 1999, the normal statutory tax rate was reduced from approximately 48 % to 42%. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

The reconciliation between taxes calculated at the normal statutory tax rate in Japan and the Companies' provision for income taxes for the years ended March 31, 2002, 2001 and 2000 is summarized as follows:

			Millions of Yen	Millions of U.S. Dollars
For the years ended March 31, 2002, 2001 and 2000	2002	2001	2000	2002
Income before income taxes, minority interest in earnings (losses) of subsidiaries, and equity in earnings (losses) of associated companies	¥83,008	¥86,449	¥53,165	$624
Tax provision computed at normal income tax rate	¥34,863	¥36,309	¥22,329	$262
Increases (decreases) in tax due to:				
Expenses not deductible for tax purposes	2,258	2,264	2,823	17
Operating losses of certain subsidiaries, net of tax benefits realized	626	(6,117)	2,038	5
Lower income tax rates applicable to income in certain foreign countries	(4,771)	(7,758)	(3,731)	(36)
Effect of taxation on dividends	526	7,737	3,355	4
Other—net	(728)	2,044	622	(6)
Total provision for income taxes	¥32,774	¥34,479	¥27,436	$246

Total income taxes recognized for the years ended March 31, 2002, 2001 and 2000 were applicable to the following:

			Millions of Yen	Millions of U.S. Dollars
For the years ended March 31, 2002, 2001 and 2000	2002	2001	2000	2002
Income before income taxes, minority interest in earnings (losses) of subsidiaries, and equity in earnings (losses) of associated companies	¥32,774	¥34,479	¥27,436	$246
Equity in earnings (losses) of associated companies	3,870	2,978	1,624	29
Shareholders' equity:				
Foreign currency translation adjustments	5,436	—	—	41
Net unrealized holding gains (losses) on securities available for sale	(30,469)	(54,929)	50,061	(229)
Net unrealized gains and losses on derivatives	(682)	—	—	(5)
Pension liability adjustments	—	3,544	2,208	—
Total income taxes	¥10,929	¥(13,928)	¥81,329	$ 82

Significant components of deferred tax assets and liabilities as of March 31, 2002 and 2001 are as follows:

		Millions of Yen	Millions of U.S. Dollars
As of March 31, 2002 and 2001	2002	2001	2002
Assets:			
Allowance for doubtful receivables	¥ 28,958	¥ 39,534	$ 218
Accrued pension and severance liabilities	12,492	11,829	94
Unrecognized intercompany profit	13,409	8,248	101
Net operating loss carry forwards	36,756	61,898	276
Inventory, and property and equipment	29,845	23,813	224
Accrual and other	47,288	13,606	356
Gross deferred tax assets	168,748	158,928	1,269
Less valuation allowance	(9,733)	(8,484)	(73)
Deferred tax assets, less valuation allowance	159,015	150,444	1,196
Liabilities:			
Valuation of debt and equity securities	20,231	46,116	152
Deferred gain on sales of property for tax purposes	44,628	38,097	336
Gain on securities transferred to pension fund	20,964	14,717	158
Undistributed earnings of associated companies	22,405	22,427	168
Installment sales	4,247	5,641	32
Other	25,945	18,679	195
Gross deferred tax liabilities	138,420	145,677	1,041
Net deferred tax assets	¥ 20,595	¥ 4,767	$ 155

A valuation allowance is established to reduce certain deferred tax assets relating to deductible temporary differences and net operating loss carry forwards where it is more likely than not that the Companies will be unable to realize the benefits of those deferred tax assets.

Income taxes are not provided for on undistributed earnings of foreign and certain domestic subsidiaries and associated companies because the Companies consider that such earnings are permanently reinvested and/or would not result in material additional taxation should they be distributed to the Companies under current circumstances. As of March 31, 2002 and 2001, the amounts of undistributed earnings of such subsidiaries on which a deferred tax liability has not been recognized in the accompanying consolidated financial statements totalled to ¥123,628 million ($930 million) and ¥91,997 million, respectively.

13. ACCRUED PENSION AND SEVERANCE LIABILITIES

The Company has non-contributory defined benefit pension plans covering substantially all employees other than directors. The plans provide benefits based upon years of service, compensation at the time of severance and other factors.

The Company's funding policy is to contribute an amount deductible for income tax purposes. Contributions are intended to provide not only for benefits attributable to service to date but also for those expected to be earned in the future.

Net periodic pension costs of the Company's pension plans for the years ended March 31, 2002, 2001 and 2000 include the following components:

		Millions of Yen		Millions of U.S. Dollars
For the years ended March 31, 2002, 2001 and 2000	2002	2001	2000	2002
Service cost—benefits earned during the year	¥3,458	¥3,040	¥3,482	$26
Interest cost on projected benefit obligation	4,003	4,235	4,275	30
Expected return on plan assets	(2,466)	(2,424)	(1,978)	(19)
Net amortization and deferral	3,918	1,872	2,264	30
Net periodic pension cost	¥8,913	¥6,723	¥8,043	$67

The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the Company's plans was as follows:

	Millions of Yen		Millions of U.S. Dollars
	2002	2001	2002
Change in benefit obligation:			
Benefit obligation, beginning of year	¥133,380	¥121,715	$1,003
Service cost	3,458	3,040	26
Interest cost	4,003	4,235	30
Actuarial (gain) loss	(879)	11,818	(7)
Benefits paid	(5,053)	(7,428)	(38)
Benefit obligation, end of year	¥134,909	¥133,380	$1,014
Change in plan assets:			
Fair value of plan assets, beginning of year	¥137,222	¥ 80,810	$1,032
Actual return on plan assets	(30,174)	(11,631)	(227)
Employer contribution	35,987	73,656	270
Benefits paid from plan assets	(5,055)	(5,613)	(38)
Fair value of plan assets, end of year	¥137,980	¥137,222	$1,037
Funded status	¥ 3,071	¥ 3,842	$ 23
Unrecognized actuarial loss	69,262	39,697	521
Unrecognized net obligation at transition being recognized over 14 years	—	1,722	—
Prepaid cost for retirement benefits	¥ 72,333	¥ 45,261	$ 544

As described in Note 5, the Company contributed certain marketable equity securities to an employee retirement benefit trust. The securities held in this trust are qualified as plan assets under SFAS No.87.
Because fair value of plan assets exceeded the accumulated benefit obligation as of March 31, 2002 and 2001, liability for retirement benefits and accumulated other comprehensive income was not recognized. Prepaid cost for retirement benefits as of March 31, 2002 and 2001 are included in other assets.

Assumptions used for fiscal 2002, 2001 and 2000 in determining costs for the plan and the funded status information shown above were principally as follows:

	2002	2001	2000
Weighted-average discount rate	3.0%	3.0%	3.5%
Expected long-term rate of return on plan assets	3.0%	3.0%	3.0%
Rate of expectable salary increase	3.0%	3.2%	3.8%

Most of the subsidiaries have unfunded severance indemnity plans and/or funded pension plans. Employees, other than directors, are entitled to, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, lump-sum severance indemnities based on compensation at the time of severance, years of service and other factors. As of March 31, 2002 and 2001, the benefit obligation of subsidiaries under these plans were ¥28,090 million ($211 million) and ¥23,637 million, respectively, at the discount rate of mainly 3.0%, which were approximately equal to the aggregated fair value of plan assets and accruals.

In addition to unfunded severance indemnity plans or funded pension plans, certain domestic subsidiaries and associated companies also participate in an Employee Pension Fund (EPF) as a group, which is stipulated by the Japanese Welfare Pension Insurance Law. This plan serves as a substitute for the Japan Government pension plan funded by social security taxes paid by employees and the employer. The EPF consists of two portions (1) social security tax portion funded by employees and the companies and (2) Corporate portion funded by the companies. Contributions are made based upon the aggregate cost method. The plan assets of EPF cannot be specifically allocated to the individual participants nor to the corporate portion. The Company did not apply accounting for single-employer defined benefit pension plans under SFAS No.87 for the plan as the effect on the consolidated financial statements of the implementation of SFAS No.87 are not significant. The total assets of the EPF reported by the trustee at March 31, 2002 approximated the amount of accrued benefit obligation at that date.

The amounts charged to income by subsidiaries for the years ended March 31, 2002, 2001 and 2000 were ¥3,859 million ($29 million), ¥4,682 million and ¥3,201 million, respectively.

14. SHAREHOLDERS' EQUITY

(a) Common Stock and Additional Paid-in Capital

Under the Commercial Code of Japan ("the Code"), at least 50% of the proceeds of certain issues of common shares, including conversions of convertible debentures and exercise of warrants, shall be credited to the common stock account. The remainder of the proceed shall be credited to the additional paid-in capital. The Code permits, upon approval of the Board of Directors, transfer of amounts from additional paid-in capital to the common stock account.

As of March 31, 2002 and 2001, associated companies owned 311,168 shares of the Company's common stock.

(b) Appropriated for Legal Reserve

The Code provided that an amount equal to at least 10% of all cash dividend payments and bonuses to directors, made as an appropriation of retained earnings applicable to each fiscal period, shall be appropriated as a legal reserve until such reserve equals 25% of the stated amount of common stock. The Code, amended effective on October 1, 2001, provides that at least 10% of all cash dividend payments and bonuses to directors, made as an appropriation of retained earnings applicable to each fiscal period, shall be appropriated as a legal reserve until an aggregate amount of additional paid-in capital and legal reserve equals 25% of common stock. Legal reserve may be used to eliminate or reduce a deficit, transferred to common stock, or transferred to retained earnings until an aggregate amount of additional paid-in capital and the legal reserve equals 25% of capital stock, by resolution of the shareholders.

(c) Unappropriated Retained Earnings and Dividends

Retained earnings available for dividends under the Code is based on the amount recorded in the Company's general accounting records maintained in accordance with accounting practices generally accepted in Japan. The adjustments included in the accompanying financial statements but not recorded in the general accounting records, as explained under "Basis of Financial Statements" in Note 1, have no effect in determining retained earnings available for dividends under the Code.

The Code limits the amount of retained earnings available for dividends. Retained earnings of ¥176,796 million ($1,329 million) and ¥170,002 million, shown by the Company's accounting records as of March 31, 2002 and 2001, respectively, exclusive of the amount previously appropriated for legal reserve, were not restricted by the limitations under the Code. There are also restrictions on the payment of dividends relating to net unrealized gains on investment in securities and earnings impact of derivatives under accounting principles generally accepted in Japan, amounting to ¥23,000 million ($173) as of March 31, 2002. The payment of dividends relating to the treasury stock acquired for the stock option plan amounting to ¥323 million ($2 million) as of March 31, 2002 is not permitted.

The Code permits transfers, upon shareholder approval, of a portion of unappropriated retained earnings available for dividends to capital stock account without issuance of any shares.

Dividends are approved by the shareholders at the meeting held subsequent to the statutory fiscal period to which the dividends are payable to shareholders. Interim dividends are approved by the Board of Directors for the interim six-month period. Dividends are reported in the consolidated statements of shareholders' equity when approved.

The Board of Directors intends to recommend to the shareholders, at the general meeting to be held on June 21, 2002, the declaration of a cash dividend to shareholders of record as of March 31, 2002 of ¥4 ($0.03) per share for a total of ¥4,256 million ($32 million), bonuses to directors of ¥226 million ($2 million).

(d) Stock Option Plan

On June 23, 2000, the shareholders authorized the acquisition of 161,000 shares of the Company's common stock for the total consideration not exceeding ¥274 million ($2 million) during the period up to the closing of the shareholders' meeting held in 2001. On June 22, 2001, the shareholders authorized the acquisition of 166,000 shares of the Company's common stock for the total consideration not exceeding ¥183 million ($1 million) during the period up to the closing of the next annual general shareholders' meeting in 2002. The Company intends to transfer such treasury shares to directors and certain employees under an agreement granting them the right to purchase the shares at a predetermined price. The purchase price is equal to 105% of the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls. The exercise price shall not be less than the average acquisition price of the treasury shares. The options vest 100% on the grant date and will be exercisable from April 1, 2002 to June 30, 2006.

SFAS No.123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for stock options. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or continuing to measure compensation using the intrinsic value approach under APB Opinion No.25 ("Accounting for Stock Issued to Employees"), the former standard. The Company chose to use the measurement prescribed by APB Opinion No.25 and no additional compensation cost was incurred for the years ended March 31, 2002 and 2001. Had compensation cost for the Company's stock option plans been determined consistent with SFAS No.123, the Company's net income and net income per share for the years ended March 31, 2002 and 2001 would have been as follows:

	Millions of Yen		Millions of U.S. Dollars
For the years ended March 31, 2002 and 2001	2002	2001	2002
Net income : As reported	¥45,216	¥40,344	$340
Pro forma	45,195	40,310	340

	Millions of Yen		Millions of U.S. Dollars
For the years ended March 31, 2002 and 2001	2002	2001	2002
Basic earnings per share : As reported	¥42.49	¥37.91	$0.32
Pro forma	42.47	37.87	0.32
Diluted earnings per share : As reported	41.59	37.14	0.31
Pro forma	41.58	37.10	0.31

The following table summarizes information about stock option activity for fiscal 2002 and 2001:

	Number of shares	Weighted average exercise price		Weighted average (years) remaining life
		Yen	U.S. Dollars	
Outstanding at March 31, 2000	—	—	—	
Granted	161,000	¥1,171	—	
Exercised	—	—	—	
Cancelled or Expired	6,000	1,171	—	
Outstanding at March 31, 2001	155,000	1,171	$ 9	4.25
Granted	166,000	858	6	
Exercised	—	—	—	
Cancelled or Expired	20,000	1,108	8	
Outstanding at March 31, 2002	301,000	¥1,003	$ 8	3.79
Options exercisable at year-end	—			

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2002	2001
Grant-date fair value	¥ 235 ($ 2)	¥ 372
Expected life	4.5 years	5 years
Risk-free rate	0.37%	0.45%
Expected volatility	46.31%	38.00%
Expected dividend yield	0.88%	0.68%

15. OTHER COMPREHENSIVE INCOME (LOSS)

Changes in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2002, 2001 and 2000 are as follows:

			Millions of Yen	Millions of U.S. Dollars
For the years ended March 31, 2002, 2001 and 2000	2002	2001	2000	2002
Foreign currency translation adjustments:				
Balance, beginning of year	¥(72,748)	¥ (97,862)	¥ (63,703)	$ (546)
Adjustment for the year	25,973	25,114	(34,159)	195
Balance, end of year	¥(46,775)	¥ (72,748)	¥ (97,862)	$ (351)
Net unrealized holding gains on securities available for sale:				
Balance, beginning of year	¥ 58,020	¥129,318	¥ 60,188	$ 436
Adjustment for the year	(34,162)	(71,298)	69,130	(257)
Balance, end of year	¥ 23,858	¥ 58,020	¥129,318	$ 179
Net unrealized gains and losses on derivatives:				
Balance, beginning of year	¥ —	¥ —	¥ —	$ —
Cumulative effect of accounting change	(1,475)	—	—	(11)
Adjustment for the year	534	—	—	4
Balance, end of year	¥ (941)	¥ —	¥ —	$ (7)
Pension liability adjustments:				
Balance, beginning of year	¥ —	¥ (3,282)	¥ (6,332)	$ —
Adjustment for the year	—	3,282	3,050	—
Balance, end of year	¥ —	¥ —	¥ (3,282)	$ —
Total accumulated other comprehensive income (loss):				
Balance, beginning of year	¥(14,728)	¥ 28,174	¥ (9,847)	$ (110)
Adjustment for the year	(9,130)	(42,902)	38,021	(69)
Balance, end of year	¥(23,858)	¥ (14,728)	¥ 28,174	$ (179)

Tax effects allocated to each component of other comprehensive income (loss) are as follows:

			Millions of Yen
2002:	Pretax amount	Tax (expense) or benefit	Net of tax amount
Foreign currency translation adjustments:			
Aggregated adjustment for the year resulting from translation of foreign currency financial statements	¥ 28,739	¥ (5,436)	¥23,303
Less: Reclassification adjustment for losses included in net income	2,670	—	2,670
Net adjustment	31,409	(5,436)	25,973
Net unrealized holding gains on securities available for sale:			
Unrealized holding gains (losses) arising during the year	(81,245)	34,123	(47,122)
Less: Reclassification adjustment for (gains) losses included in net income	16,614	(3,654)	12,960
Net unrealized gains (losses)	(64,631)	30,469	(34,162)
Net unrealized gains and losses on derivatives:			
Cumulative effect of accounting change	(2,542)	1,067	(1,475)
Unrealized gains (losses) arising during the year	—	—	—
Less: Reclassification adjustment for losses included in net income	919	(385)	534
Net unrealized gains (losses)	(1,623)	682	(941)
Pension liability adjustments	—	—	—
Other comprehensive income (loss)	¥(34,845)	¥25,715	¥ (9,130)

2001:	Pretax amount	Tax (expense) or benefit	Net of tax amount
			Millions of Yen
Foreign currency translation adjustments:			
Aggregated adjustment for the year resulting from translation of foreign currency financial statements	¥ 19,651	¥ —	¥ 19,651
Less: Reclassification adjustment for losses included in net income	5,463	—	5,463
Net adjustment	25,114	—	25,114
Net unrealized holding gains (losses) on securities available for sale:			
Unrealized holding gains (losses) arising during the year	(105,279)	44,217	(61,062)
Less: Reclassification adjustment for gains included in net income	(20,948)	10,712	(10,236)
Net unrealized gains (losses)	(126,227)	54,929	(71,298)
Pension liability adjustments	6,826	(3,544)	3,282
Other comprehensive income (loss)	¥(94,287)	¥51,385	¥(42,902)

2000:	Pretax amount	Tax (expense) or benefit	Net of tax amount
			Millions of Yen
Foreign currency translation adjustments:			
Aggregated adjustment for the year resulting from translation of foreign currency financial statements	¥ (32,944)	¥ —	¥(32,944)
Less: Reclassification adjustment for gains included in net income	(1,215)	—	(1,215)
Net adjustment	(34,159)	—	(34,159)
Net unrealized holding gains (losses) on securities available for sale:			
Unrealized holding gains arising during the year	149,409	(62,752)	86,657
Less: Reclassification adjustment for gains included in net income	(30,218)	12,691	(17,527)
Net unrealized gains	119,191	(50,061)	69,130
Pension liability adjustments	5,258	(2,208)	3,050
Other comprehensive income (loss)	¥ 90,290	¥(52,269)	¥ 38,021

2002:	Pretax amount	Tax (expense) or benefit	Net of tax amount
			Millions of U.S. Dollars
Foreign currency translation adjustments:			
Aggregated adjustment for the year resulting from translation of foreign currency financial statements	$ 216	$ (41)	$175
Less: Reclassification adjustment for losses included in net income	20	—	20
Net adjustment	236	(41)	195
Net unrealized holding gains on securities available for sale:			
Unrealized holding gains (losses) arising during the year	(611)	257	(354)
Less: Reclassification adjustment for losses included in net income	125	(28)	97
Net unrealized gains (losses)	(486)	229	(257)
Net unrealized gains (losses) on derivatives:			
Cumulative effect of accounting change	(19)	8	(11)
Unrealized gains (losses) arising during the year	—	—	—
Less: Reclassification adjustment for losses included in net income	7	(3)	4
Net unrealized gains (losses)	(12)	5	(7)
Pension liability adjustments	—	—	—
Other comprehensive income (loss)	$(262)	$193	$ (69)

16. FINANCIAL INSTRUMENTS

(a) Financial Instruments and Risk Management

The Companies are parties to derivative financial instruments ("derivatives"), which they use in the normal course of business to manage the exposure to fluctuations in foreign exchange rates and interest rates. The primary derivatives used by the Companies include foreign exchange forward contracts, currency swaps, and interest rate swaps. The Companies utilize interest rates futures, options, and currency options in certain occasions.

Derivatives are mainly utilized to hedge interest rate and foreign currency positions associated with their business. Accordingly, market risk in these derivatives is largely offset by corresponding opposite movements in the position of underlying transactions and related assets and liabilities and firm commitments. Certain derivatives are entered into for trading purposes. These derivatives are recorded at fair value as required by SFAS No.133.

Fair value hedges:

Under SFAS No.133, fair value hedges are hedges that eliminate the risk of changes in the fair values of assets, liabilities and firm commitments. The Companies use interest rate swaps to hedge the interest rate risk on fixed-rate borrowings used to fund assets earning interest at variable rates. The Companies receive a fixed rate of interest and pay a variable rate of interest to change the cash flow profile of a fixed rate borrowing to match the variable rate financial asset that it is funding. The Companies use foreign exchange forward contracts and currency swaps to hedge the effect of foreign currency exchange rates on firm commitments. Changes in the fair value of derivatives designated and effective as fair value hedges are recorded in earnings and are offset by corresponding changes in the fair value of the hedged item.

Cash Flow hedges:

Under SFAS No.133, cash flow hedges are hedges that use derivatives to offset the variability of expected future cash flows. Principally, the Companies use interest rate swaps to hedge the variability of cash flows related to floating-rate borrowings. Changes in the fair value of derivatives designated and effective as cash flow hedges are recorded in other comprehensive income as a separate component of equity and released to earnings contemporaneously with the earnings effects of the hedged item.

At March 31, 2002, the amount that is expected to be reclassified into earnings, net of the related tax effect, within the next year is ¥323 million ($2 million).

Derivatives not designated as hedges:

SFAS No.133 specifies criteria that must be met in order to apply hedge accounting. For example, hedge accounting is not permitted for hedged items that are marked to market through earnings. As described in Note 3 (k), the Companies enter into commodity forwards and futures contracts principally to economically hedge their inventories and trading commitments against market price fluctuations. These derivatives do not qualify as hedges under SFAS No.133 for the Companies and any changes in the fair value are charged to earnings.

Earnings effects of derivatives:

As of March 31, 2002, there were no significant gains or losses on derivatives or portions thereof that were either ineffective as hedges, excluded from the assessment of hedge effectiveness, or associated with an underlying exposure that did not occur.

In the context of hedging relationships, "Effectiveness" refers to the degree to which fair value changes in the hedging instrument offset corresponding fair value changes in the hedged item. Certain elements of hedge positions cannot qualify for hedge accounting under SFAS No.133 whether effective or not, and must therefore be marked to market through earnings.

Management continuously assesses effectiveness of these derivative transactions and market risks surrounding these transactions to formulate the Companies' policy regarding derivative transactions.

(1) Foreign Exchange Risk Management

The Companies' global operations in over 100 countries expose them to foreign currency risks related to buying, selling and financing in multiple currencies. The Companies have entered into foreign exchange forward contracts and currency swap agreements to hedge against the changes in foreign exchange rates associated with existing assets, liabilities and firm commitments.

(2) Interest Rate Risk Management

The Companies' trading, financing and cash management activities expose them to market risk from changes in interest rates. Interest rate swaps are primarily used to convert certain specific debts to a floating basis as well as convert some floating rate assets or debts to a fixed basis. The Companies sometimes utilize interest rate futures and options.

(3) Concentration of Credit Risk
The Companies' global orientation in a variety of businesses with diverse customers and suppliers reduces concentrations of credit risks. The Companies deal with selective international financial institutions, with a certain rating or above by the international statistical credit rating agency, to mitigate the credit risk exposure of derivatives with off-balance-sheet risk. Credit risk represents the possibility that the counterparties may be unable to perform under the terms of the agreements. Management does not expect any material losses as a result of counterparty default on financial instruments with off-balance-sheet risk. Credit risk is managed through the credit line approved by management and by monitoring the counterparties periodically.

(b) Fair Value of Financial Instruments
In accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," the Companies have provided the following fair value estimates and information about valuation methodologies.

Quoted market prices, where available, are used to estimate fair values of financial instruments. However, quoted market prices are not available for a substantial portion of financial instruments, and fair values for such financial instruments are estimated using discounted cash flow analysis or other valuation techniques.

(1) Current Financial Assets other than Marketable Securities and Current Financial Liabilities
The carrying amount approximates fair value of these instruments because of their short maturities.

(2) Marketable Securities and Other Investments
See Note 5.

(3) Non-Current Trade Receivables and Advances to Associated Companies
The fair values of non-current trade receivables including long-term loans receivable, except for loans with floating rates whose carrying amount approximates fair value, are estimated by discounted cash flow analysis, using interest rates currently being offered for loans or accounts receivable with similar terms to borrowers or customers of similar credit quality and remaining maturities.

(4) Long-Term Debt
The fair values for long-term debt, except for debt with floating rates whose carrying amount approximates fair value, are estimated by discounted cash flow analysis, using rates currently available for similar types of borrowings with similar terms and remaining maturities.

(5) Off-Balance-Sheet Financial Commitments
The Company has not estimated the fair value of certain off-balance-sheet commitments such as financial guarantees and financing commitments (see Note 24). Because of uncertainty involved in attempting to assess the likelihood and timing of commitments being drawn upon, coupled with the lack of an established market, management does not believe it is practicable to estimate the fair value of these commitments.

(6) Interest Rate Swap, Currency Swap Agreements and Currency Option Contracts
The fair values of interest rate swap, currency swap agreements, and currency option contracts are estimated by obtaining quotes from brokers and other appropriate valuation techniques based on information available to the Companies.

(7) Foreign Exchange Forward Contracts
The fair values of foreign exchange forward contracts are estimated based on market prices for contracts with similar terms.

The estimated fair values of certain financial instruments and derivative financial instruments as of March 31, 2002 and 2001 were as follows:

As of March 31, 2002:	Millions of Yen			Millions of U.S. Dollars		
	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Financial Assets:						
Non-current trade receivables and advances to associated companies (less allowance for doubtful receivables)	¥ —	¥ 749,283	¥ 761,682	$ —	$ 5,634	$ 5,727
Financial Liabilities:						
Long-term debt (including current maturities)	—	2,240,108	2,260,590	—	16,843	16,997
Derivative Financial Instruments:						
Interest rate swap	885,583	36,712	36,712	6,659	276	276
Currency swap agreements	43,546	(2,055)	(2,055)	327	(15)	(15)
Foreign exchange forward contracts:						
To sell foreign currencies	169,714	(8,558)	(8,558)	1,276	(64)	(64)
To buy foreign currencies	165,156	9,827	9,827	1,242	74	74

As of March 31, 2001:	Millions of Yen		
	Notional amount	Carrying amount	Fair value
Financial Assets:			
Non-current trade receivables and advances to associated companies (less allowance for doubtful receivables)	¥ —	¥ 681,861	¥ 691,892
Financial Liabilities:			
Long-term debt (including current maturities)	—	2,058,620	2,136,944
Derivative Financial Instruments:			
Interest rate swap	813,254	—	46,085
Currency swap agreements	75,064	(1,137)	(1,137)
Foreign exchange forward contracts	299,403	(1,427)	(4,307)

17. NET INCOME PER SHARE

The reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the years ended March 31, 2002, 2001 and 2000 was as follows:

			Millions of Yen	Millions of U.S. Dollars
For the years ended March 31, 2002, 2001 and 2000	2002	2001	2000	2002
Net income available to common stockholders	¥45,216	¥40,344	¥35,065	$340
Effect of dilutive securities:				
1.6% Japanese yen convertible debentures, due 2002	38	31	31	0
1.5% Japanese yen convertible debentures, due 2004	325	325	325	3
Diluted net income	¥45,579	¥40,700	¥35,421	$343

			Number of Shares
For the years ended March 31, 2002, 2001 and 2000	2002	2001	2000
Weighted-average shares	1,064,206,644	1,064,306,912	1,064,462,662
Dilutive effect of:			
1.6% Japanese yen convertible debentures, due 2002	2,825,490	2,841,057	2,841,057
1.5% Japanese yen convertible debentures, due 2004	28,854,764	28,854,764	28,854,764
Weighted-average shares for diluted earnings per share computation	1,095,886,898	1,096,002,733	1,096,158,483

			Yen	U.S. Dollars
For the years ended March 31, 2002, 2001 and 2000	2002	2001	2000	2002
Net income per share:				
Basic	¥42.49	¥37.91	¥32.94	$0.32
Diluted	41.59	37.14	32.31	0.31

Stock options issued and outstanding had no dilutive effect because the average market price of the common stock did not exceed the exercise prices of the options.

18. SEGMENT INFORMATION

The Companies operate on a worldwide basis principally within the following operating segments:

1) Metal Products, 2) Transportation & Construction Systems, 3) Machinery & Electric, 4) Media, Electronics & Network, 5) Chemical, 6) Mineral Resources & Energy, 7) Consumer Goods & Service, 8) Materials & Real Estate, 9) Financial & Logistics, 10) Domestic Regional Business Units, Offices and Branch Offices, and 11) Overseas Subsidiaries and Branches.

The reportable segments are identified based on the nature of products and services for the domestic and certain overseas operations under the control of the Company's headquarters, and based on regional and geographic areas for domestic and overseas operations. Domestic Branches and Overseas Trading Subsidiaries are separate strategic business units and have the primary responsibility to manage the regional and geographic operations.

The Companies evaluate performance based on the segment information for domestic operations in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"). The accounts of the Company and domestic subsidiaries are maintained in conformity with Japanese GAAP. The differences between accounting principles in Japan and the U.S. are described in Note 1. The adjustments from Japanese GAAP to U.S. GAAP are included in the line "Corporate and Eliminations" in the tables set forth below (see Note 1).

During the fiscal year ended March 31, 2002, the Companies have undergone a reorganization of its operating segments structure. Due to the impracticability of collecting all the data, the Companies have restated only the last year (2001) segment information and have presented the 2001 and 2000 segment information under the old basis for the convenience of readers of the financial statements.

As noted in "Reclassification" section of the footnote (see Note 3(r)), the Companies also changed its format of statement of consolidated income from multiple-step to single step in the fiscal year ended March 31, 2002. Due to this change in the format, the Companies no longer report operating income in the statement of consolidated income and, accordingly, it is not included in the segment information section of the footnote. The Companies instead report net income from each operating segment in the footnote. As noted above, the Companies have presented the 2001 and 2000 segment information under the old basis, which includes the operating income for these years, for the convenience of readers of financial statements.

Information by operating segment and geographic area reported for internal use by management for the years ended March 31, 2002 and 2001 are summarized as follows:

Operating Segments (New Basis):

Millions of Yen

2002: Segment	Total trading transactions	Gross trading profit	Net income	Segment assets	Depreciation and amortization	Capital expenditures
Metal Products	¥ 915,232	¥ 36,602	¥ 4,463	¥ 314,112	¥ 1,774	¥ 2,564
Transportation & Construction Systems	1,280,539	78,459	4,357	738,215	41,515	56,797
Machinery & Electric	1,701,871	30,643	4,072	421,239	4,462	5,398
Media, Electronics & Network	464,752	41,946	6,318	291,370	1,837	8,404
Chemical	427,071	25,534	1,864	204,780	1,360	2,608
Mineral Resources & Energy	1,203,170	30,059	2,462	266,705	2,407	3,147
Consumer Goods & Service	907,885	81,925	5,089	277,404	862	8,239
Materials & Real Estate	613,214	42,616	2,970	480,349	5,698	20,282
Financial & Logistics	105,064	14,546	1,345	152,510	370	2,422
Domestic Regional Business Units, Offices and Branch Offices	1,706,893	53,077	4,124	590,681	3,140	29,628
Overseas Subsidiaries and Branches	1,001,664	59,090	7,879	477,281	4,019	3,449
Segment Total	10,327,355	494,497	44,943	4,214,646	67,444	142,938
Corporate and Eliminations	(681,976)	(7,223)	273	637,908	(1,820)	6,584
Consolidated	¥ 9,645,379	¥487,274	¥45,216	¥4,852,554	¥65,624	¥149,522

Millions of Yen

2001: Segment	Total trading transactions	Gross trading profit	Net income	Segment assets	Depreciation and amortization	Capital expenditures
Metal Products	¥ 826,850	¥ 35,662	¥ 3,279	¥ 331,974	¥ 2,544	¥ 3,091
Transportation & Construction Systems	1,284,680	72,977	2,631	660,452	31,902	55,815
Machinery & Electric	1,647,780	26,466	(5,999)	440,089	3,364	5,545
Media, Electronics & Network	524,741	49,588	15,416	361,320	1,870	7,416
Chemical	499,762	28,957	2,877	225,049	1,845	2,563
Mineral Resources & Energy	1,288,561	30,089	(7,071)	252,091	2,794	4,247
Consumer Goods & Service	956,457	77,919	3,014	269,348	4,669	8,698
Materials & Real Estate	592,810	37,038	(3,719)	524,826	6,757	26,552
Financial & Logistics	115,063	13,379	1,257	114,497	425	431
Domestic Regional Business Units, Offices and Branch Offices	1,999,740	55,681	2,594	706,008	3,487	4,777
Overseas Subsidiaries and Branches	1,082,555	60,883	5,996	482,888	3,939	4,817
Segment Total	10,818,999	488,639	20,275	4,368,542	63,596	123,952
Corporate and Eliminations	(738,937)	(239)	20,069	581,537	(6,172)	14,514
Consolidated	¥10,080,062	¥488,400	¥40,344	¥4,950,079	¥57,424	¥138,466

Millions of U.S. Dollars

2002: Segment	Total trading transactions	Gross trading profit	Net income	Segment assets	Depreciation and amortization	Capital expenditures
Metal Products	$ 6,882	$ 275	$ 34	$ 2,362	$ 13	$ 19
Transportation & Construction Systems	9,628	590	33	5,550	312	427
Machinery & Electric	12,796	231	31	3,167	34	41
Media, Electronics & Network	3,494	315	47	2,191	14	63
Chemical	3,211	192	14	1,540	10	20
Mineral Resources & Energy	9,046	226	19	2,005	18	24
Consumer Goods & Service	6,826	616	38	2,086	6	62
Materials & Real Estate	4,611	321	22	3,612	43	152
Financial & Logistics	790	109	10	1,147	3	18
Domestic Regional Business Units, Offices and Branch Offices	12,834	399	31	4,441	24	223
Overseas Subsidiaries and Branches	7,531	444	59	3,588	30	26
Segment Total	77,649	3,718	338	31,689	507	1,075
Corporate and Eliminations	(5,127)	(54)	2	4,796	(14)	49
Consolidated	$72,522	$3,664	$340	$36,485	$493	$1,124

Operating Segments (Old Basis):

Millions of Yen

2001: Segment	Total trading transactions: External customers	Inter segment	Total	Gross trading profit	Operating income	Segment assets	Depreciation and amortization	Capital expenditures
Iron & Steel Group	¥ 931,153	¥121,282	¥ 1,052,435	¥ 38,553	¥10,168	¥ 376,883	¥ 3,284	¥ 4,201
Machinery & Electric Group and Media, Electronics & Information Business Group	3,671,452	111,095	3,782,547	155,112	22,110	1,561,798	37,612	69,438
Non-ferrous Metals/ Chemicals/Petroleum & Carbon Group	1,865,546	360,452	2,225,998	75,370	16,051	620,629	4,879	6,539
Living Related Group and Retail & Consumer Services Division	1,901,870	44,371	1,946,241	143,402	16,929	1,040,214	13,518	39,074
Domestic Branches	854,816	24,152	878,968	20,579	3,929	272,102	855	789
Overseas Trading Subsidiaries	749,953	332,602	1,082,555	60,883	15,432	482,888	3,942	4,884
Segment Total	9,974,790	993,954	10,968,744	493,899	84,619	4,354,514	64,090	124,925
Corporate and Eliminations	105,272	(993,954)	(888,682)	(5,499)	4,234	595,565	(6,666)	13,541
Consolidated	¥10,080,062	¥ —	¥10,080,062	¥488,400	¥88,853	¥4,950,079	¥57,424	¥138,466

Millions of Yen

2000: Segment	Total trading transactions: External customers	Inter segment	Total	Gross trading profit	Operating income	Segment assets	Depreciation and amortization	Capital expenditures
Iron & Steel Group	¥ 909,738	¥107,771	¥ 1,017,509	¥ 33,959	¥ 1,437	¥ 397,876	¥ 4,622	¥ 5,956
Machinery & Electric Group and Media, Electronics & Information Business Group	3,957,952	83,165	4,041,117	158,356	10,869	1,539,873	46,651	104,056
Non-ferrous Metals/ Chemicals/Petroleum & Carbon Group	1,869,701	290,342	2,160,043	69,722	12,124	560,494	6,451	7,662
Living Related Group and Retail & Consumer Services Division	2,313,047	35,370	2,348,417	158,924	22,984	1,024,654	14,272	32,146
Domestic Branches	860,669	16,639	877,308	20,111	2,904	241,457	287	69
Overseas Trading Subsidiaries	673,279	317,742	991,021	50,469	6,297	454,286	3,642	6,912
Segment Total	10,584,386	851,029	11,435,415	491,541	56,615	4,218,640	75,925	156,801
Corporate and Eliminations	71,660	(851,029)	(779,369)	(16,867)	1,888	686,004	(13,801)	6,479
Consolidated	¥10,656,046	¥ —	¥10,656,046	¥474,674	¥58,503	¥4,904,644	¥62,124	¥163,280

Unallocated corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

Geographic Information:

2002:	Millions of Yen Total trading transactions	Long-lived assets	Millions of U.S. Dollars Total trading transactions	Long-lived assets
Japan	¥6,814,565	¥734,975	$51,237	$5,526
U.S.	564,399	42,025	4,244	316
Other	2,266,415	136,999	17,041	1,030
Total	¥9,645,379	¥913,999	$72,522	$6,872

2001:	Millions of Yen Total trading transactions	Long-lived assets
Japan	¥ 6,698,465	¥666,464
U.S.	884,504	36,024
Other	2,497,093	111,506
Total	¥10,080,062	¥813,994

2000:	Millions of Yen Total trading transactions	Long-lived assets
Japan	¥ 7,184,616	¥715,212
U.S.	908,984	47,761
Other	2,562,446	164,076
Total	¥10,656,046	¥972,049

Transfers between segments are made at arm's-length prices. There were no sales to a single major external customer amounted to 10% or more of the consolidated trading transactions for the years ended March 31, 2002, 2001 and 2000.

During the fiscal year ended 2002, the Companies changed the basis for recording geographic information from sales location to the location of customers. Prior year amounts have been restated to conform to the current year presentation.

19. FOREIGN EXCHANGE GAINS AND LOSSES

Net foreign currency transaction gains of ¥2,018 million ($15 million), gains of ¥8,231 million and losses of ¥4,236 million are included in the determination of net income for the years ended March 31, 2002, 2001 and 2000, respectively.

20. LOSS ON TERMINATION AND RESTRUCTURING OF PROJECTS

Loss on termination and restructuring of projects represent those costs that are directly associated with the Companies' decision to terminate or transform those businesses that do not produce appropriate returns and to dispose non-performing assets from those businesses. These terminations or transformations are a part of the Companies' normal operations and on-going efforts to strengthen the corporate constitution through improving the quality of assets by actively shifting its resources to superior assets, and investing in businesses which management believes will have better future prospects and higher growth potential.

Such costs include, 1) loss on investment, 2) allowance for loss on doubtful receivables, 3) allowance for additional liabilities from guarantees and assumed obligations, 4) loss on tangible assets, 5) other termination or transformation costs such as severance payments, clean-up costs, demolition costs, etc.

21. REVERSAL (PROVISION) FOR DOUBTFUL RECEIVABLES AND OTHERS IN SPECIFIC COUNTRIES

The Company has provided an accrual for anticipated future loss on certain exposures mainly in Asia as a provision for doubtful receivables and others in specific countries for ¥22,975 million for the year ended March 31, 2001. This year, the Company reversed a provision for receivables on a project in Asia, which was suspended due to the sudden unstable social and economic situation of that country.

The reason for this year's reversal is that the project was resumed. Accordingly, the Company does not expect any related losses from this project. Reversal (provision) for doubtful receivables and others in specific countries includes its reversal of ¥16,275 million ($122 million) netted against new provision of ¥3,986 million ($30 million) for the year ended March 31, 2002.

22. RENTAL EXPENSE

The Companies lease office space and certain other assets under cancelable and non-cancelable operating leases. Total rental expenses under such cancelable and non-cancelable leases for the years ended March 31, 2002, 2001 and 2000 were ¥17,937 million ($135 million), ¥20,842 million and ¥25,511 million, respectively. Certain lease contracts for equipment were classified as capital lease in conformity with SFAS No.13 "Accounting for Leases" and were capitalized on the accompanying consolidated balance sheets.

As of March 31, 2002, the future minimum lease payments under non-cancelable operating leases were as follows:

Years ending March 31	Millions of Yen	Millions of U.S. Dollars
2003	¥ 12,325	$ 93
2004	10,312	77
2005	9,287	70
2006	8,386	63
2007	7,667	58
Thereafter	56,893	428
Total	¥104,870	$789

23. DETAILS OF OTHER INCOME AND EXPENSES

Details of "other, net" shown on the accompanying Statements of Consolidated Income were as follows:

	Millions of Yen			Millions of U.S. Dollars
For the years ended March 31, 2002, 2001 and 2000	2002	2001	2000	2002
Professional fee on copper trading litigation	¥(7,216)	¥(6,685)	¥ (1,862)	$(54)
Head office relocation expenses	(2,832)	—	—	(21)
Amortization of goodwill	(322)	(1,344)	(4,098)	(2)
Other, net	800	189	(8,631)	5
Total	¥(9,570)	¥(7,840)	¥(14,591)	$(72)

24. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Commitments and Guarantees

The Companies, in the normal course of trading operations, enter into long-term purchase commitments, which provide for either fixed prices or basic prices adjustable to market. Such purchase commitments are in most instances matched with counterparty sales contracts.

The Companies are contingently liable for discounted trade notes receivable on a recourse basis with banks of ¥41,079 million ($309 million) as of March 31, 2002.

The Companies' contingent liabilities as of March 31, 2002 as a guarantor of indebtedness of others aggregated to ¥193,740 million ($1,457 million), including ¥122,849 million ($924 million) relating to associated companies. Such guarantees have been provided primarily to suppliers and customers as indirect financing arrangements.

The Companies also had long-term financing commitments of ¥72,128 million ($542 million) as of March 31, 2002 for loans, investments in equity capital and financing on a deferred-payment basis for the cost of equipment to be purchased by customers.

The Companies have business activities with customers, dealers and associates around the world and their trade receivables from and guarantees to such parties are well diversified to minimize concentrations of credit risks.

Management does not anticipate incurring losses on above commitments and guarantees in excess of established allowances.

(b) Litigation

(1) The Copper-Related Litigations

In June 1996, the Company announced that it had incurred significant losses arising from the decade-long unauthorized copper trading by a former employee. Following the announcement, regulatory authorities in the U.S. and the U.K. conducted investigations into copper-related trading activities of the Company. Several lawsuits were also brought against the Company alleging, among other things, manipulation of the price of copper. In prior years, a number of settlements and agreements had been reached with plaintiffs in these lawsuits and the U.S. and U.K. regulatory authorities.

During the year ended March 31, 2002, the Company settled several lawsuits in connection with the copper incident. In May 2001, the Company settled a lawsuit that 51 companies filed in California in 1999. The settlement amount was $87.5 million. In July 2001, the Company settled two lawsuits that had been pending in Wisconsin since 1999 and 2001, respectively for $40 million.

In October 2001, the Company and a plaintiff who brought a class action in California in 1999 executed a settlement agreement. The Company agreed to pay $10.75 million to the class, and the court issued a judgment approving the settlement in February 2002. Certain companies appealed the judgment and the appeal is pending.

As of the end of March 2002, besides the pending class action in California, the Company has one class action pending in Wisconsin and has several individual lawsuits pending against it in the U.S. and in the U.K. The class action purports to represent physical copper purchasers nationwide. The plaintiffs assert federal and state antitrust laws claims. The individual lawsuits in the U.S. generally have similar antitrust laws claims, racketeering law claims, fraud claims etc. The U.K. claimant alleges the defendants were in breach of EC Treaty and Financial Service Act 1986. The Company believes it has a number of valid defenses to these actions and intends to vigorously defend itself. In the opinion of management, the outcome of these litigations will not have a material adverse effect on the financial position of the Company.

The Company has sued several financial institutions for recovery of losses incurred in connection with the copper incident. Of these actions, on March 30, 2002, the Company settled two lawsuits that it filed in New York in 1999. As a result of the settlement, the defendants in the two actions paid the Company $125 million in April 2002.

Those settlement receipts and payments are stated in "Settlement received on copper trading litigation" in the accompanying statements of consolidated income for the years ended March 31, 2002, 2001 and 2000, and are as follows:

	Millions of Yen			Millions of U.S. Dollars
For the years ended March 31, 2002, 2001 and 2000	2002	2001	2000	2002
Receipt	¥17,708	¥30,001	¥ —	$133
Payment	6,196	10,876	—	47
	¥11,512	¥19,125	¥ —	$ 86

(2) Other Litigations

In addition to the situation described in the preceding paragraphs (1), the Company is also involved in certain legal actions and claims incidental to its business.

In the opinion of management, none of these actions or claims will have a material adverse effect on the financial position of the Company.

Independent Auditors' Report

KPMG

Hibiya Kokusai Building 22F
2-3, Uchisaiwai-cho 2-chome
Chiyoda-ku, Tokyo 100-0011
Japan

Tel +81(3)3509-7800
Fax +81(3)3509-7811

Sumitomo Corporation:

We have audited the accompanying consolidated balance sheet of Sumitomo Corporation and consolidated subsidiaries as of March 31, 2002, and the related statements of consolidated income, consolidated shareholders' equity and comprehensive income, and consolidated cash flows for the year then ended, expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated financial statements of Sumitomo Corporation as of and for the years ended March 31, 2001 and 2000, were audited by other auditors whose report thereon dated May 16, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of Sumitomo Corporation as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

In our opinion, the amounts in the accompanying consolidated financial statements translated into U.S. dollars have been computed on the basis set forth in Note 1.

KPMG

Tokyo, Japan
May 9, 2002

Corporate Data

Contents

Principal Subsidiaries and Associated Companies 82
Global Network 88
Officers and Corporate Auditors 90
Organization 92



Principal Subsidiaries and Associated Companies

Metal Products Business Unit

SC Grainger Co., Ltd.
Common Stock : ¥ 1,953 millions
Ownership : 38.29%
Electric-commerce of MRO (maintenance, repair, and operations) products

Sumisho Tekko Hanbai Co., Ltd.
Common Stock : ¥ 310 millions
Ownership : 100%
Sale of steel products

SC Material Co., Ltd.
Common Stock : ¥ 50 millions
Ownership : 100%
Scrapyard for ferrous and non-ferrous metals

Sekisho Shoji Kaisha, Ltd.
Common Stock : ¥ 44 millions
Ownership : 50%
Scrapyard for ferrous and non-ferrous metals

Hokkaido Shearing Kaisha, Ltd.
Common Stock : ¥ 210 millions
Ownership : 96.4%
Fabrication and sale of steel products

Sumisho Iron and Steel Co., Ltd.
Common Stock : ¥ 100 millions
Ownership : 90%
Sale of specialty steel

SC Steel Trade Co., Ltd.
Common Stock : ¥ 10 millions
Ownership : 100%
Sale of steel sheet

Fibercoat Co., Ltd.
Common Stock : ¥ 150 millions
Ownership : 64.63%
Manufacture and sale of fiber-coated steel

SC Tubulars Co., Ltd.
Common Stock : ¥ 50 millions
Ownership : 100%
Sale of specialty tubular products

Sumisho Pipe and Steel Co., Ltd.
Common Stock : ¥ 679 millions
Ownership : 100%
Sale of steel piping and other steel products

Mazda Steel Co., Ltd.
Common Stock : ¥ 60 millions
Ownership : 51%
Shearing, slitting, and blanking of steel sheet

Sumisho Metalex Corporation
Common Stock : ¥ 1,170 millions
Ownership : 69.62%
Sale of non-ferrous metal products, materials for home heat solution

Summit Aluminum Ltd.
Common Stock : ¥ 400 millions
Ownership : 77.8%
Production of aluminum alloy ingots

Alcut Co., Ltd.
Common Stock : ¥ 96 millions
Ownership : 65%
Shearing, slitting, and blanking of aluminum coils, sheets, and circles

SC Steel Investment, Inc. (U.S.)
Common Stock : US$ 22,408 thousands
Ownership : 100%
Investment in Arkansas Steel Associates

CST Steel Center Co., Ltd. (Thailand)
Common Stock : BAHT 75,000 thousands
Ownership : 48%
Sale of construction steel products

Asian Steel Company Ltd. (Singapore)
Common Stock : S$ 34,603 thousands
Ownership : 100%
Investment in steel service centers and other operations in Asia

Pandai Steel Industry Pte. Ltd. (Singapore)
Common Stock : S$ 8,000 thousands
Ownership : 100%
Shearing, slitting, and sale of steel plates

Petro-Summit Mechanical Co., Ltd. (Vietnam)
Common Stock : US$ 3,674 thousands
Ownership : 51%
Manufacture of steel drum

P.T. Super Steel Karawang (Indonesia)
Common Stock : US$ 4,000 thousands
Ownership : 75%
Shearing, slitting, and sale of steel plates

P.T. Super Steel Indah (Indonesia)
Common Stock : RP 3,573,000 thousands
Ownership : 40.02%
Shearing, slitting, and sale of steel plates

CS Metal Co., Ltd. (Thailand)
Common Stock : BAHT 360,000 thousands
Ownership : 47.33%
Shearing, slitting, and sale of steel plates

United Steel Center Manila Incorporated (Philippines)
Common Stock : P.PESO 300,000 thousands
Ownership : 90%
Investment in steel service center

Mactan Steel Center Inc. (Philippines)
Common Stock : P.PESO 70,000 thousands
Ownership : 100%
Shearing, slitting, and sale of steel plates

Calamba Steel Center Inc. (Philippines)
Common Stock : P.PESO 281,000 thousands
Ownership : 100%
Shearing, slitting, and sale of steel plates

S.Y. Metal Ltd. (Hong Kong)
Common Stock : HK$ 80,000 thousands
Ownership : 98.75%
Investment in steel service center, sale of steel materials

Dong Guan S.Y. Metal Ltd. (China)
Common Stock : RMBY 50,968 thousands
Ownership : 80%
Shearing, slitting, and sale of steel plates

Shanghai Summit Metal Products Co., Ltd. (China)
Common Stock : US$ 6,000 thousands
Ownership : 80%
Shearing, slitting, and sale of steel plates

Tianjin Hua Zhu Metal Products Co., Ltd. (China)
Common Stock : US$ 5,000 thousands
Ownership : 53.9%
Shearing, slitting, and sale of steel plates

Myanmar Sai Steel Industry Co., Ltd. (Myanmar)
Common Stock : KYAT 22,800 thousands
Ownership : 51%
Manufacture and sale of galvanized plates

Shanghai Hi-Tec Metal Products Co., Ltd. (China)
Common Stock : US$ 4,800 thousands
Ownership : 90%
Manufacture and sale of metal-processing products

Thai Special Wire Co., Ltd. (Thailand)
Common Stock : BAHT 160,000 thousands
Ownership : 73.5%
Manufacture and sale of PC wire and strand

SC Pipe Services Inc. (U.S.)
Common Stock : US$ 3,050 thousands
Ownership : 100%
Investment in VAMPTS Co.

SC Metal Pty. Ltd. (Australia)
Common Stock : A$ 23,208 thousands
Ownership : 100%
Investment in aluminum smelting operation in Australia

CS Non-Ferrous Center Co., Ltd. (Thailand)
Common Stock : BAHT 110,000 thousands
Ownership : 42%
Shearing, slitting, and sale of non-ferrous metal sheets

Transportation & Construction Systems Business Unit

Sumisho Machinery Trade Corporation
Common Stock : ¥ 450 millions
Ownership : 100%
Trading of machinery and equipment

Sumisho Marine Co., Ltd.
Common Stock : ¥ 30 millions
Ownership : 100%
Central management of Sumitomo Corp.'s loans and shipping fleet

Sumisho Aero-Systems Corporation
Common Stock : ¥ 70 millions
Ownership : 100%
Sale of aerospace equipment

Sumisho Auto Leasing Co., Ltd.
Common Stock : ¥ 2,751 millions
Ownership : 54.9%
Leasing of motor vehicles

R.B.I.
Common Stock : ¥ 490 millions
Ownership : 100%
Automotive e-business operator

Blue-Tech Corporation
Common Stock : ¥ 250 millions
Ownership : 100%
Rental of aerial work platforms

FCS Dis Ticaret Limited Sirketi (Turkey)
Common Stock : T.LIRA 190,000,000 thousands
Ownership : 100%
Sales of automotive spare parts and accessories

Summit Motors (Vladivostok) (Russia)
Common Stock : RB 15,081 thousands
Ownership : 100%
Sale of Toyota motor vehicles

Nissan Otomotiv A.S. (Turkey)
Common Stock : T.LIRA 5,685,334,000 thousands
Ownership : 97.62%
Sale and import of Nissan motor vehicles

Summit Development S.A. (Belgium)
Common Stock : EURO 32,259 thousands
Ownership : 100%
Car business holding unit

Summit Motors (Cameroun) S.A. (Cameroun)
Common Stock : CFAF 500,000 thousands
Ownership : 100%
Sale of motor vehicles

Summit Investment Australia Pty Limited (Australia)
Common Stock : A$ 27,000 thousands
Ownership : 100%
Holding and management company of automotive dealership

▶ Summit Auto Lease Australia Pty Limited (Australia)
Common Stock : A$ 12,000 thousands
Summit Investment Australia's ownership : 100%
Motor vehicle leasing to corporate customers

Summit Auto Management (Thailand)
Common Stock : BAHT 240,000 thousands
Ownership : 100%
Holding and management company of automotive dealership

Summit Motors Investment (U.K.) Limited (U.K.)
Common Stock : STG£ 28,456 thousands
Ownership : 100%
Holding and management company of automotive dealership

P.T. Oto Multiartha (Indonesia)
Common Stock : RP 325,000,000 thousands
Ownership : 95.96%
Financing of vehicles

Komatsu Canada Limited (Canada)
Common Stock : CAN$ 24,800 thousands
Ownership : 100%
Wholesale of construction machinery and management of dealers in Canada

Komatsu Espana S.A. (Spain)
Common Stock : PTAS 350,000 thousands
Ownership : 66.66%
Sale of construction machinery

SMS International Corporation (U.S.)
Common Stock : US$ 12,000 thousands
Ownership : 100%
Sale of construction machinery

Red Australia Equipment Pty Ltd. (Australia)
Common Stock : A$ 5,000 thousands
Ownership : 100%
Folklift hire/rental, and sale/service for material handling equipment in Australia

SC Construction Machinery (Shanghai) Ltd. (China)
Common Stock : RMBY 41,398 thousands
Ownership : 100%
Sale of construction machinery

Beijing HY Construction & Machinery Ltd. (China)
Common Stock : RMBY 4,140 thousands
Ownership : 60%
Sale of construction machinery

Sumitec International, Ltd. (Russia)
Common Stock : RB 20,055 thousands
Ownership : 100%
Sale and aftersales service of construction, mining machinery and material handling equipment in Russia

Machinery & Electric Business Unit

Sumisho Machinery Trade Corporation
Common Stock : ¥ 450 millions
Ownership : 100%
Trading of machinery and equipment

SC Machinex Corporation
Common Stock : ¥ 450 millions
Ownership : 100%
Sale of machinery and equipment

SC Machinex Kansai Corporation
Common Stock : ¥ 360 millions
Ownership : 100%
Sale of machinery and equipment

SC BioSciences Corporation
Common Stock : ¥ 480 millions
Ownership : 100%
Sales of biotechnology instruments/technology

Hokkaido District Heating Co., Ltd.
Common Stock : ¥ 800 millions
Ownership : 45.63%
District heating and cooling in Sapporo

Inamoto Manufacturing Co., Ltd.
Common Stock : ¥ 96 millions
Ownership : 70.24%
Manufacture and sale of industrial washing machines

Inax Corporation
Common Stock : ¥ 100 millions
Ownership : 97.44%
Sale and maintenance of industrial washing machines

SC Wado Co., Ltd.
Common Stock : ¥ 300 millions
Ownership : 100%
Sale of machine tools

Chugoku Systech Corporation
Common Stock : ¥ 80 millions
Ownership : 85%
Sale and installation of air-conditioning equipment

GE Packaged Power, Ltd.
Common Stock : ¥ 20 millions
Ownership : 49%
Service and maintenance of gas-turbine power plants

Media, Electronics & Network Business Unit

Nippon Card Co., Ltd.
Common Stock : ¥ 1,500 millions
Ownership : 18.87%
Production and sale of point-card systems and equipment

VA Linux Systems Japan K.K.
Common Stock : ¥ 100 millions
Ownership : 71.6%
Sale of Linux Server

MS Communications Co., Ltd.
Common Stock : ¥ 5,458 millions
Ownership : 50%
Sales of telephone circuits and equipment

Cross Beam Networks Corporation
Common Stock : ¥ 100 millions
Ownership : 100%
Sales of broadband systems, e-commerce ASP

Lycos Japan, Inc.
Common Stock : ¥ 4,525 millions
Ownership : 44.72%
Internet portal

Asia Internet Holding Co., Ltd.
Common Stock : ¥ 1,624 millions
Ownership : 31.61%
Providing international Internet-related telecommunications services

Jupiter Programming Co., Ltd. (JPC)
Common Stock : ¥ 16,834 millions
Ownership : 50%
Management and operation of programming services

▷ JPC's main operating channels

▶ Cable Soft Network Corporation
Common Stock : ¥ 1,788 millions
JPC's ownership : 100%
Supplier of movie programming

▶ Jupiter Golf Network Co., Ltd.
Common Stock : ¥ 1,700 millions
JPC's ownership : 89.41%
Supplier of golf programming

▶ Jupiter Shop Channel Co., Ltd.
Common Stock : ¥ 4,400 millions
JPC's ownership : 70%
Supplier of live TV shopping programming

▶ Discovery Japan Inc.
Common Stock : ¥ 3,890 millions
JPC's ownership : 50%
Supplier of documentary programming

▶ J-Sports Co., Ltd.
Common Stock : ¥ 5,451 millions
JPC's ownership : 66.66%
Supplier of sports programming

▶ La La Media, Co., Ltd.
Common Stock : ¥ 495 millions
JPC's ownership : 100%
Supplier of women's entertainment programming

▶ Animal Planet Japan K.K.
Common Stock : ¥ 41 millions
JPC's ownership : 33.33%
Supplier of animal entertainment programming

Asmik Ace Entertainment Inc.
Common Stock : ¥ 917 millions
Ownership : 49.62%
Production and distribution of movies, videos, and game software

Step Visual Corporation
Common Stock : ¥ 490 millions
Ownership : 91.84%
Production and sale of visual software

United Cinema Co., Ltd.
Common Stock : ¥ 1,600 millions
Ownership : 40%
Construction and operation of multiplex cinemas

Jupiter Telecommunications Co., Ltd.
(J-COM Broadband)
Common Stock : ¥ 47,003 millions
Ownership : 36.28%
Cable television multiple system operator (MSO)

▷ J-COM Broadband managed franchises

▶ J-COM Tokyo Co., Ltd.
Common Stock : ¥ 10,075 millions
J-COM's ownership : 79.41%
Cable television operation

▶ J-COM Shonan Co., Ltd.
Common Stock : ¥ 5,772 millions
J-COM's ownership : 78.83%
Cable television operation

▶ Urawa Cable Television Network Co., Ltd.
Common Stock : ¥ 1,600 millions
J-COM's ownership : 50.1%
Cable television operation

▶ Media Saitama Co., Ltd.
Common Stock : ¥ 2,993 millions
J-COM's ownership : 50.22%
Cable television operation

▶ Tsuchiura Cable Television Co., Ltd.
Common Stock : ¥ 1,500 millions
J-COM's ownership : 70%
Cable television operation

▶ Kisarazu Cable Television Co., Ltd.
Common Stock : ¥ 1,800 millions
J-COM's ownership : 81.69%
Cable television operation

▶ Cable Network Yachiyo Co., Ltd.
Common Stock : ¥ 1,600 millions
J-COM's ownership : 58.4%
Cable television operation

▶ Super Network U Inc.
Common Stock : ¥ 3,395 millions
J-COM's ownership : 59.09%
Cable television operation

▶ Izumi CATV Co., Ltd.
Common Stock : ¥ 676 millions
J-COM's ownership : 67.31%
Cable television operation

▶ J-COM Gunma Co., Ltd.
Common Stock : ¥ 1,100 millions
J-COM's ownership : 100%
Cable television operation

▶ Hokusetsu Cable Net Co., Ltd.
Common Stock : ¥ 2,000 millions
J-COM's ownership : 55%
Cable television operation

▶ J-COM Kansai Co., Ltd.
Common Stock : ¥ 15,500 millions
J-COM's ownership : 84.48%
Cable television operation

▶ Cablenet Kobe Ashiya Co., Ltd.
Common Stock : ¥ 2,900 millions
J-COM's ownership : 52.62%
Cable television operation

▶ Cable Net Shimonoseki Co., Ltd.
Common Stock : ¥ 1,000 millions
J-COM's ownership : 50%
Cable television operation

▶ J-COM Kitakyushu Co., Ltd.
Common Stock : ¥ 1,801 millions
J-COM's ownership : 81.43%
Cable television operation

▶ Cablevision 21 Inc.
Common Stock : ¥ 3,166 millions
J-COM's ownership : 69.47%
Cable television operation

▶ Fukuoka Cable Network Co., Ltd.
Common Stock : ¥ 2,000 millions
J-COM's ownership : 45%
Cable television operation

▶ J-COM Kanto Co., Ltd.
Common Stock : ¥ 30,004 millions
J-COM's ownership : 100%
Cable television operation

▶ ▶ J-COM Sapporo Co., Ltd.
Common Stock : ¥ 8,800 millions
J-COM Kanto's ownership : 81.82%
Cable television operation

Kansai Multimedia Service Co., Ltd.
Common Stock : ¥ 2,000 millions
Ownership SC : 6.5%
J-COM : 25.75%
Cable-Internet service provider

@NetHome Co., Ltd.
Common Stock : ¥ 7,800 millions
Ownership SC : 12.56%
J-COM : 87.44%
Cable-Internet service provider

AJCC Corporation
Common Stock : ¥ 400 millions
Ownership : 57.5%
Leasing of cable television converters

Cable System Engineering Corporation
Common Stock : ¥ 490 millions
Ownership : 40%
Engineering and construction of CATV transmission networks and station equipment

Billingsoft Japan Co., Ltd.
Common Stock : ¥ 100 millions
Ownership : 49%
Development and sale of CATV billing software

JSAT Corporation
Common Stock : ¥ 53,770 millions
Ownership : 14.12%
Satellite communications

SKY Perfect Communications Inc.
Common Stock : ¥ 139,456 millions
Ownership : 3.1%
Satellite digital broadcasting

AlphaBridge Corporation
Common Stock : ¥ 370 millions
Ownership : 64.19%
Digital contents delivery storage/services over broadband network

Sumisho Computer Systems Corporation
Common Stock : ¥ 21,153 millions
Ownership : 40%
Data processing services; development and sale of computer software

Sumisho Electronics Co., Ltd.
Common Stock : ¥ 1,782 millions
Ownership : 65.27%
Sale of office computers, systems, and software

SC ComTex, Inc.
Common Stock : ¥ 300 millions
Ownership : 80%
Sale of corporate data communications systems

SC Hightech Corporation
Common Stock : ¥ 300 millions
Ownership : 100%
Sale of software designed for semiconductors

G-Plan Inc.
Common Stock : ¥ 800 millions
Ownership : 35%
Point e-market place

SC Venture Partners & Co.
Common Stock : ¥ 50 millions
Ownership : 100%
Consulting of investment and fund management

SC Semicon Technology Corporation
Common Stock : ¥ 300 millions
Ownership : 85%
Marketing and maintenance of, and consulting for semiconductor manufacturing systems

Sumitronics Corporation
Common Stock : ¥ 200 millions
Ownership : 100%
Sale of eletronics products and parts

Pleomart, Inc.
Common Stock : ¥ 1,100 millions
Ownership : 27.27%
Intermediate commodities e-market place provider

WAMINET Japan K.K.
Common Stock : ¥ 30 millions
Ownership : 80.03%
Digital graphics data transfer service

Sumitronics Inc. (U.S.)
Common Stock : US$ 7,800 thousands
Ownership : 100%
Sale of electronics equipment and parts

Sumitronics Taiwan Co., Ltd. (Taiwan)
Common Stock : NT$ 10,000 thousands
Ownership : 100%
Sale of electronics materials and parts

Sumitronics Asia Holding Pte. Ltd. (Singapore)
Common Stock : S$ 14,120 thousands
Ownership : 100%
Management and operation of Sumitronics group

SC Electronics Korea Ltd. (Korea)
Common Stock : W 1,000,000 thousands
Ownership : 100%
Sale of electronics products and parts

Technoclean Philippines, Inc. (Philippines)
Common Stock : P.PESO 125,622 thousands
Ownership : 100%
High-tech cleaning service of clean room garments

Chemical Business Unit

Sumitomo Shoji Chemicals Co., Ltd.
Common Stock : ¥ 450 millions
Ownership : 100%
Sale of chemical products

Sumisho Air Water Co., Ltd.
Common Stock : ¥ 480 millions
Ownership : 40%
Manufacturing and sales of hydrogen and other industrial gases

Goei Shoji Kaisha, Ltd.
Common Stock : ¥ 138 millions
Ownership : 86.79%
Sale of pharmaceuticals and industrial chemicals

Summit Pharmaceuticals International Corporation
Common Stock : ¥ 480 millions
Ownership : 80%
A comprehensive provider of innovative and biotechnology oriented pharmaceutical & diagnostic R&D related services

Summit Agro International, Ltd.
Common Stock : ¥ 320 millions
Ownership : 100%
Sale of agricultural chemicals, fertilizers, and other materials; sale and leasing of related equipment

Sumitomo Shoji Plastics Co., Ltd.
Common Stock : ¥ 900 millions
Ownership : 100%
Sale and trade of plastics

SPS Minerals Technology Sdn. Bhd. (Malaysia)
Common Stock : M$ 4,450 thousands
Ownership : 59.93%
Pulverization, processing, and sale of feldspar, etc.

Interacid Trading S.A. (Switzerland)
Common Stock : S.FR 20,000 thousands
Ownership : 85%
International trade of sulfur and sulfuric acid

Summit Agro Europe Ltd. (U.K.)
Common Stock : EURO 22,919 thousands
Ownership : 100%
Investment in agricultural chemicals in Europe

Cantex Inc. (U.S.)
Common Stock : US$ 15,000 thousands
Ownership : 100%
Manufacture and sale of polyvinyl chloride pipes

New Port Bulk Terminal Sdn. Bhd. (Malaysia)
Common Stock : M$ 2,000 thousands
Ownership : 70%
Storage, transportation, and sale of liquid chemicals

Mineral Resources & Energy Business Unit

Sumisho Reftech Co., Ltd.
Common Stock : ¥ 200 millions
Ownership : 100%
Manufacture and sale of and technical service for fireproof materials; import and sale of steel-related materials and equipment

Nusa Tenggara Mining Corporation
Common Stock : ¥ 14,000 millions
Ownership : 74.28%
Investment in and financing of the Batu Hijau copper/gold mine development project in Indonesia

Sumisho Oil Corporation
Common Stock : ¥ 500 millions
Ownership : 100%
Sale of petroleum products and operation of gas stations

Sumisho Ekika Gas Kaisha, Ltd.
Common Stock : ¥ 495 millions
Ownership : 100%
Sale and distribution of LPG in Honshu, Shikoku, and Kyushu

Sumisho Daiichi Sekiyu Gas Kaisha, Ltd.
Common Stock : ¥ 250 millions
Ownership : 100%
Sale and distribution of LPG in Hokkaido

LNG Japan Corporation
Common Stock : ¥ 8,002 millions
Ownership : 50%
Trading of LNG, investment and financing related to LNG business

Nippon Nuclear Service Corporation
Common Stock : ¥ 40 millions
Ownership : 100%
Nuclear fuel transport and related services and sale of related equipment

Summit Energy Corporation
Common Stock : ¥ 50 millions
Ownership : 70%
Power retailing business

Sumisho Coal Australia Pty. Ltd. (Australia)
Common Stock : A$ 60,000 thousands
Ownership : 100%
Investments in Oaky Creek coal mine and other mines

SC Mineral Resources Pty. Ltd. (Australia)
Common Stock : A$ 14,100 thousands
Ownership : 100%
Investments in the North Parks copper mine in Australia

SC Minerals America, Inc. (U.S.)
Common Stock : US$ 1 thousand
Ownership : 100%
Development of non-ferrous metals exploration and investment in SMMA for the Morenci copper mine in the U.S. and the La Candelaria copper mine in Chile

Consumer Goods & Service Business Unit

Sumisho Nosan Kaisha, Ltd.
Common Stock : ¥ 55 millions
Ownership : 100%
Sale of fertilizers and agriculture-related materials

Nittoh Bion Co., Ltd.
Common Stock : ¥ 1,304 millions
Ownership : 50%
Manufacture and sale of fertilizer

SC Fertilizer Investment Co., Ltd.
Common Stock : ¥ 370 millions
Ownership : 100%
Fertilizer investment

Sumisho Fresh Meat Co., Ltd.
Common Stock : ¥ 100 millions
Ownership : 100%
Sale of beef, pork, and processed meats, including chicken

Chiba Grain Handling Center, Ltd.
Common Stock : ¥ 708 millions
Ownership : 50.5%
Grain storage

Ryohan Co., Ltd.
Common Stock : ¥ 95 millions
Ownership : 97.89%
Retail of rice

Sumisho Feed Co., Ltd.
Common Stock : ¥ 10 millions
Ownership : 100%
Sale of hay and feedstuff

Summit Oil Mill Co., Ltd.
Common Stock : ¥ 97 millions
Ownership : 51%
Manufacture and sale of vegetable oil and oil meal

Yoshihara Oil Mill, Ltd.
Common Stock : ¥ 2,120 millions
Ownership : 33.34%
Manufacture and sale of vegetable oil and oil meal

SC Foods Co., Ltd.
Common Stock : ¥ 495 millions
Ownership : 100%
Import, development, and sale of foodstuffs

Shinko Sugar Co., Ltd.
Common Stock : ¥ 1,495 millions
Ownership : 66.6%
Sugar refining

Sumifru Corporation
Common Stock : ¥ 150 millions
Ownership : 100%
Import and sale of fruits and vegetables

Allied Co., Ltd.
Common Stock : ¥ 60 millions
Ownership : 100%
Import of flowers

Summit Inc.
Common Stock : ¥ 3,920 millions
Ownership : 100%
Supermarket chain

Summit Colmo, Inc.
Common Stock : ¥ 100 millions
Ownership : 100%
General merchandise store chain

Mammy Mart Corporation
Common Stock : ¥ 2,660 millions
Ownership : 20%
Supermarket chain

Sumisho Drugstores Inc.
Common Stock : ¥ 160 millions
Ownership : 100%
Drugstore chain

Otto-Sumisho Inc.
Common Stock : ¥ 7,150 millions
Ownership : 49%
Mail-order business with Otto-Versand, Germany

Eddie Bauer Japan Inc.
Common Stock : ¥ 3,000 millions
Ownership : 34.3%
Sale of Eddie Bauer brand casual wears & goods through mail-order & retailstore chain

Club Createurs Beaute Japon, Inc.
Common Stock : ¥ 1,150 millions
Ownership : 29.4%
Mail-order business of brand cosmetics offered by the top French creators such as agnés b. and Michel Klein

Sumisho Hermes General Service Inc.
Common Stock : ¥ 250 millions
Ownership : 51%
Fulfillment service provider for mail-order business

Sumisho Gourmet Coffee Inc.
Common Stock : ¥ 150 millions
Ownership : 100%
Italian Cafe chain

Coach Japan, Inc.
Common Stock : ¥ 50 millions
Ownership : 50%
Sale of Coach brand handbags and accessories

Oriental Diamond, Inc.
Common Stock : ¥ 270 millions
Ownership : 100%
Wholesale and retail sales of polished diamonds and jewelry products

Taisei Coins Corporation
Common Stock : ¥ 200 millions
Ownership : 80%
Sale of the numismatic coins & commemorative coins covering all over the world

Sumisho Fine Goods Corporation
Common Stock : ¥ 50 millions
Ownership : 100%
Space & interior designing and installation, import and wholesale of consumer goods such as furniture for residential and contract use

Sumifert Sdn. Bhd. (Malaysia)
Common Stock : M$ 500 thousands
Ownership : 50%
Sale of fertilizers

Summit-Quinphos (NZ) Ltd. (New Zealand)
Common Stock : NZ$ 1,818 thousands
Ownership : 60%
Import and sale of fertilizers in New Zealand

Summit Specialty Oil Co., Inc. (U.S.)
Common Stock : US$ 3,716 thousands
Ownership : 100%
Contracting of vegetable oil crushing and refining in the U.S.

Pressa Holding, Inc. (U.S.)
Common Stock : US$ 2,460 thousands
Ownership : 100%
Investment in hay compressing operation in the U.S.

SC Agri Produce Pty Ltd (Australia)
Common Stock : A$ 1,500 thousands
Ownership : 100%
Investment in hay compressing operation in Australia

Sumitex Hong Kong Limited (Hong Kong)
Common Stock : HK$ 10,000 thousands
Ownership : 100%
Sale of textile products and materials

Dalian Huayou Knitting Co., Ltd. (China)
Common Stock : RMBY 11,000 thousands
Ownership : 100%
Manufacture and sale of tussah silk sweaters

Materials & Real Estate Business Unit

S.C. Cement Co., Ltd.
Common Stock : ¥ 200 millions
Ownership : 100%
Sale of ready-mixed concrete and concrete products

Sumisho & Mitsuibussan Kenzai Co., Ltd.
Common Stock : ¥ 2,500 millions
Ownership : 50%
Sale of building materials

Sumisho Paper Co., Ltd.
Common Stock : ¥ 400 millions
Ownership : 100%
Sale of pulp, wastepaper and paper products

Daiichi Packaging Co., Ltd.
Common Stock : ¥ 271 millions
Ownership : 61.78%
Manufacture and sale of corrugated carton boxes (flexography printed and offset printed)

SC Tire International Co., Ltd.
Common Stock : ¥ 50 millions
Ownership : 100%
Import, export and sales of tires and tubes

Sumisho Building Management Co., Ltd.
Common Stock : ¥ 100 millions
Ownership : 100%
Management and operation of office buildings and shopping centers

Sumisho Urban Kaihatsu Co., Ltd.
Common Stock : ¥ 100 millions
Ownership : 100%
Planning, development, management, and operation of shopping centers; microbrewery

SC Properties Co., Ltd.
Common Stock : ¥ 3,400 millions
Ownership : 100%
Ownership and leasing of office buildings and other real estate

Yokohama City Management Co., Ltd.
Common Stock : ¥ 100 millions
Ownership : 25.5%
Management, operation, and leasing of multipurpose facilities in Minato Mirai 21

Yokohama Izumi Corporation
Common Stock : ¥ 1,600 millions
Ownership : 52.5%
Ownership and leasing of a building complex in Minato Mirai 21

Harumi Corporation
Common Stock : ¥ 110 millions
Ownership : 18.18%
Management of Harumi Island Triton Square

Sumisho Tatemono Kaisha, Ltd.
Common Stock : ¥ 400 millions
Ownership : 100%
Sale and management of residential properties; house remodeling

Sumisho Estate Co., Ltd.
Common Stock : ¥ 20 millions
Ownership : 100%
Sale and management of residential properties in Sendai

Yasato Kosan Kaisha, Ltd.
Common Stock : ¥ 90 millions
Ownership : 100%
Owning and operating of golf course; Summit Golf Club (Ibaraki Pref.)

Sumisho Development Co., Ltd. (Thailand)
Common Stock : BAHT 15,000 thousands
Ownership : 98.83%
Leasing of apartment and office buildings

P.T. Summitmas Property (Indonesia)
Common Stock : US$ 12,500 thousands
Ownership : 40%
Leasing of office buildings

Financial & Logistics Business Unit

Digitalnonbank Co., Ltd.
Common Stock : ¥ 490 millions
Ownership : 65%
Financial services

Sumisho Finance Co., Ltd.
Common Stock : ¥ 100 millions
Ownership : 100%
Financial services

Sumisho Capital Management Co. (Cayman)
Common Stock : ¥ 200 millions
Ownership : 100%
Financial services

SC Bio Capital Co., Ltd.
Common Stock : ¥ 60 millions
Ownership : 100%
Financial services

Sumisho Materials Corporation
Common Stock : ¥ 200 millions
Ownership : 100%
Manufacturing, processing, and trading of precious metals and other products

All Trans Co., Ltd.
Common Stock : ¥ 200 millions
Ownership : 100%
Logistics service provider

Sumisho Logistics Co., Ltd.
Common Stock : ¥ 150 millions
Ownership : 100%
Logistics service provider

Sumitrans (Japan) Corporation
Common Stock : ¥ 400 millions
Ownership : 100%
Global logistics provider

Bluewell Corporation
Common Stock : ¥ 125 millions
Ownership : 100%
Agent for casualty insurance and life insurance

Summit Air Service Corporation
Common Stock : ¥ 100 millions
Ownership : 100%
Travel agency

Sumitomo Corporation Capital Asia Pte. Ltd. (Singapore)
Common Stock : US$ 15,000 thousands
Ownership : 100%
Investment activities in venture businesses and financial services to group companies

Nava Nakorn Distribution Centre Co., Ltd. (Thailand)
Common Stock : BAHT 120,000 thousands
Ownership : 53.08%
Warehousing and distribution services

P.T. Indo Summit Logistics (Indonesia)
Common Stock : US$ 5,480 thousands
Ownership : 81.32%
Warehousing and distribution services

Dragon Logistics Co., Ltd. (Vietnam)
Common Stock : DON 11,085,960 thousands
Ownership : 27%
Integrated logistics services

AR Summit L.L.C. (UAE)
Common Stock : DH 11,000 thousands
Ownership : 25%
Warehousing and distribution services

Shanghai Huayou International Forwarding Co., Ltd. (China)
Common Stock : RMBY 16,570 thousands
Ownership : 25%
Warehousing, distribution, and processing

Summit Logitech Korea, Limited (Korea)
Common Stock : W 1,500,000 thousands
Ownership : 75%
International logistics services

Bluewell Insurance (Singapore) Pte. Ltd. (Singapore)
Common Stock : S$ 1,200 thousands
Ownership : 91%
Captive insurance company

Thang Long Industrial Park Corporation (Vietnam)
Common Stock : DON 210,214,086 thousands
Ownership : 58%
Development, sales, and operation of industrial estate in Vietnam

P.T. East Jakarta Industrial Park (Indonesia)
Common Stock : US$ 8,550 thousands
Ownership : 60%
Sales, operation, and maintenance of industrial estate in Indonesia

Domestic

Fukusaki Coil Center Company, Ltd.
Common Stock : ¥ 300 millions
Ownership : 90%
Processing and sale of steel sheets

Sumisho Steel Sheets Works Co., Ltd.
Common Stock : ¥ 462 millions
Ownership : 89.18%
Fabrication and sale of steel products

Daiei Steel Pipe Co., Ltd.
Common Stock : ¥ 30 millions
Ownership : 93.17%
Sale of steel piping, especially seamless type

Nippon Katan Co., Ltd.
Common Stock : ¥ 886 millions
Ownership : 37.76%
Manufacture and sale of hardware for transmitters and automotive parts

Sumisho Textile Company, Ltd.
Common Stock : ¥ 350 millions
Ownership : 100%
Processing and sale of textile goods

Tortoise Co., Ltd.
Common Stock : ¥ 50 millions
Ownership : 80%
Processing and sale of interior goods and home furnishing to consumers' cooperatives

Sumisho Montblanc Co., Ltd.
Common Stock : ¥ 80 millions
Ownership : 87.5%
Processing and sale of work uniforms and related clothing products

SC Interior Co., Ltd.
Common Stock : ¥ 80 millions
Ownership : 100%
Sale and installation of office carpeting, curtains, and other interior products

Sumisho Estem Corporation
Common Stock : ¥ 350 millions
Ownership : 100%
Sale and management of residential properties

Osaka Hokko Development Co., Ltd.
Common Stock : ¥ 40 millions
Ownership : 100%
Ownership, leasing, management, and operations of shopping centers

SC Building Management Corporation
Common Stock : ¥ 40 millions
Ownership : 60%
Management and operation of office buildings

Reibi Corporation
Common Stock : ¥ 30 millions
Ownership : 48.23%
Management of buildings

SC Machinex Kobe Corporation
Common Stock : ¥ 50 millions
Ownership : 100%
Sale of machinery and equipment

Tamashima Sport Plaza Co., Ltd.
Common Stock : ¥ 150 millions
Ownership : 85%
Sports club

Summit Wool Spinners Limited (New Zealand)
Common Stock : NZ$ 10,000 thousands
Ownership : 100%
Manufacture and sale of wool yarn for carpets

Hokkaido Sekisan Kogyo Co., Ltd.
Common Stock : ¥ 10 millions
Ownership : 100%
Macadam production

SC Machinex Tohoku Corporation
Common Stock : ¥ 100 millions
Ownership : 100%
Sale of machinery and equipment

Chukyo Kokan Co., Ltd.
Common Stock : ¥ 80 millions
Ownership : 100%
Sale of steel piping and other steel materials

Summit FA System Co., Ltd.
Common Stock : ¥ 10 millions
Ownership : 92%
Sale of various kinds of machines and equipment

Sumisho Chemicals & Plastics Nagoya Co., Ltd.
Common Stock : ¥ 120 millions
Ownership : 100%
Wholesaling of general composite resins and chemicals

SC Machinex Chubu Corporation
Common Stock : ¥ 150 millions
Ownership : 100%
Sale of machinery and equipment

Sumisho Material Chugoku Co., Ltd.
Common Stock : ¥ 30 millions
Ownership : 100%
Sale of civil engineering and construction steel materials, pottery industry materials, and manufactured goods

Sumisho Infra Service Co., Ltd.
Common Stock : ¥ 40 millions
Ownership : 67.5%
Sale of civil engineering and construction materials

Sumisho Chemicals & Plastics Kyushu Co., Ltd.
Common Stock : ¥ 120 millions
Ownership : 100%
Sale of chemicals and related materials in the Kyushu region

Sumisho Management Kyushu Co., Ltd.
Common Stock : ¥ 30 millions
Ownership : 100%
Contracting of administrative work and accounting

SC Machinex Kyushu Corporation
Common Stock : ¥ 100 millions
Ownership : 100%
Sale of machinery and equipment

Overseas

AB Tube Processing, Inc. (U.S.)
Common Stock : US$ 2,600 thousands
Ownership : 100%
Tube processing for airbag inflators

Michigan Steel Processing, Inc. (U.S.)
Common Stock : US$ 12,284 thousands
Ownership : 100%
Steel service center (slitting and blanking of steel sheet for automotive industry)

Servilamina Summit Mexicana S.A. de C.V. (Mexico)
Common Stock : US$ 12,000 thousands
Ownership : 100%
Steel service center (processing and sale of steel sheets)

Distributor Metals Corporation (U.S.)
Common Stock : US$ 372 thousands
Ownership : 100%
Sale of stainless steel materials

Premier Pipe, Inc. (U.S.)
Common Stock : US$ 3,501 thousands
Ownership : 100%
Investment in Total Premier Service

Clickstream Capital L.L.C. (U.S.)
Common Stock : US$ 7,164 thousands
Ownership : 100%
Investment in venture capital funds

SCOA Capital LLC (U.S.)
Common Stock : US$ 14,003 thousands
Ownership : 100%
Investments in buyouts

Diversified CPC International, Inc. (U.S.)
Common Stock : US$ 25,000 thousands
Ownership : 96.67%
Mixing, refining, and sale of aerosol gases

Summit Agriculture Co., Inc. (U.S.)
Common Stock : US$ 720 thousands
Ownership : 100%
Investment in carnation seedling production and sale

Summit Pulp & Paper Inc. (U.S.)
Common Stock : US$ 5,000 thousands
Ownership : 100%
Processing and sale of wastepaper

Treadways Corporation (U.S.)
Common Stock : US$ 21,123 thousands
Ownership : 100%
Sale of tires

600 Third Avenue Associates (U.S.)
Common Stock : US$ 66,187 thousands
Ownership : 100%
Office building leasing

Summit Chemicals Holding Corp. (U.S.)
Common Stock : US$ 4,000 thousands
Ownership : 100%
Specialty chemicals trade and sales

Steel Summit Holdings, Inc. (U.S.)
Common Stock : US$ 14,501 thousands
Ownership : 100%
Steel service center (processing and sale of steel sheets)

SCOA Residential L.L.C. (U.S.)
Common Stock : US$ 27,505 thousands
Ownership : 100%
Investment in house/apartment developments

Atlantic Hills Corporation (U.S.)
Common Stock : US$ 19,000 thousands
Ownership : 100%
Residential area development

SCOA Finance Company (U.S.)
Common Stock : US$ 3,000 thousands
Ownership : 100%
Financial services

SCOA Investment Corporation (U.S.)
Common Stock : US$ 30 thousands
Ownership : 100%
Financial investments

Bluewell (U.S.A.), Incorporated (U.S.)
Common Stock : US$ 30 thousands
Ownership : 100%
Casualty insurance brokerage and reinsurance

Sumitrans Corporation (U.S.)
Common Stock : US$ 3,082 thousands
Ownership : 100%
International intermodal transport

Presidio Venture Partners, L.L.C. (U.S.)
Common Stock : US$ 79,176 thousands
Ownership : 100%
Investments in IT ventures

Summit Motor Management, Inc. (U.S.)
Common Stock : US$ 19,463 thousands
Ownership : 100%
Holding and management company of automotive dealerships

Pressa Agri GP (U.S.)
Common Stock : US$ 2,835 thousands
Ownership : 100%
Sale of hay

Geo Focus LLC (U.S.)
Common Stock : US$ 3,800 thousands
Ownership : 100%
Development and sale of Train Trucking System

Summit Biotech Inc. (U.S.)
Common Stock : US$ 1,300 thousands
Ownership : 100%
Business development and investment in biotech industry

Summit Chemicals Europe GmbH (Germany)
Common Stock : EURO 3,829 thousands
Ownership : 100%
Sale of fine chemicals

Summit Pharmaceuticals Europe Ltd. (U.K.)
Common Stock : STG£ 500 thousands
Ownership : 100%
Sale of pharmaceuticals products

Sumitrans Europe GmbH (Germany)
Common Stock : EURO 1,023 thousands
Ownership : 100%
Forwarding, logistics business

Summit Chemicals Asia Pte. Ltd. (Singapore)
Common Stock : S$ 1,500 thousands
Ownership : 100%
Trading of and investment in fine chemicals in ASEAN and west Asian regions

Others

Sumisho Administration Service Co., Ltd.
Common Stock : ¥ 30 millions
Ownership : 100%
Personnel & general affair service

SC Four-S Inc.
Common Stock : ¥ 200 millions
Ownership : 100%
Information services, including the development of business software as a system integrator

Sumitomo Shoji Financial Management Co., Ltd.
Common Stock : ¥ 800 millions
Ownership : 100%
Financial services such as cash management, trade settlement, and accounting services to Sumitomo Corporation and its subsidiaries

Sumisho Lease Co., Ltd.
Common Stock : ¥ 14,760 millions
Ownership : 33.91%
Leasing

Sumitomo Corporation Capital Europe Plc (U.K.)
Common Stock : US$ 125,000 thousands
STG£ 5,765 thousands
Ownership : 100%
Financial services to group companies

Global Network

ASIA

Beijing
Shanghai
Tianjin
Dalian
Chenyang
Qingdao
Nanjing
Shengdu
Guangzhou
Shenzhen
Xiamen
Hong Kong
Taipei
Kaohsiung
Seoul
Ulaanbaatar
Bangkok
Singapore
Manila
Kuala Lumpur
Kuching
Kota Kinabalu
Jakarta
Surabaya
Bandung
Medan

Hanoi
Ho Chi Minh City
Vung Tau
Danang
Phnom Penh
Vientiane
Yangon
New Delhi
Calcutta
Mumbai
Chennai
Bangalore
Karachi
Lahore
Islamabad
Colombo
Dhaka
Chittagong
Kathmandu

MIDDLE EAST

Bahrain
Teheran
Istanbul
Ankara
Abu Dhabi
Dubai
Amman
Damascus
Kuwait
Sanaa
Tel Aviv
Doha
Baghdad
Muscat
Riyadh
Jeddah
Alkhobar

EUROPE AND CIS

London
Oslo
Stockholm
Brussels
Rotterdam
Düsseldorf
Paris
Milan
Turin
Madrid
Barcelona
Athens
Warsaw
Krakow
Prague
Budapest

Moscow
Khabarovsk
Vladivostok
Yuzhno-Sakhalinsk
St. Petersburg
Kiev
Almaty
Tashkent
Bishkek
Ashgabat
Baku

AFRICA

Algiers
Casablanca
Cairo
Nairobi
Addis Ababa
Dar es Salaam
Lusaka
Harare
Antananarivo
Maputo
Luanda
Abidjan
Dakar
Johannesburg



(As of July 1, 2002)

NORTH AMERICA

New York
Philadelphia
Detroit
Pittsburgh
Washington, D.C.
Atlanta
Chicago
Houston
Denver
Portland
Los Altos
Los Angeles
Vancouver
Calgary
Toronto
Montreal

CENTRAL AMERICA AND SOUTH AMERICA

Mexico City
Monterrey
Guatemala
San Salvador
Managua
Havana
Panama
Quito
Caracas
Port of Spain
Bogota
Lima
Buenos Aires
Santiago
Sao Paulo
Rio de Janeiro
Porto Alegre
Recife

OCEANIA

Sydney
Melbourne
Perth
Brisbane
Auckland

JAPAN

Tokyo
Sapporo
Chitose
Muroran
Hakodate
Sendai
Aomori
Ibaraki
Shizuoka
Hamamatsu
Nagoya
Toyama
Osaka
Kyoto
Wakayama
Kobe
Himeji
Okayama
Takamatsu
Niihama
Hiroshima
Kita-Kyushu
Fukuoka
Nagasaki
Oshima
Oita
Kumamoto
Kagoshima
Naha



Overseas:	84 countries
Subsidiaries	41 / 81 locations
Branches	3 / 3 locations
Offices	65 / 65 locations
Total	149 locations
Japan:	
Headquarters	1 / 1 location
Subsidiaries	1 / 4 locations
Branches	3 / 20 locations
Offices	3 / 4 locations
Branch Office	1 / 1 location
Total	30 locations

Officers and Corporate Auditors

(As of July 1, 2002)



Kosaburo Morinaka
Executive Vice President

Atsushi Nishijo
Executive Vice President

Shigemi Hiranuma
Executive Vice President

Kenji Miyahara
Chairman of the Board of Directors

Motoyuki Oka
President and CEO

Naoki Kuroda
Executive Vice President

CHAIRMAN OF THE BOARD OF DIRECTORS

Kenji Miyahara

PRESIDENT AND CEO

Motoyuki Oka

EXECUTIVE VICE PRESIDENTS

Shigemi Hiranuma
General Manager, Metal Products Business Unit

Naoki Kuroda
General Manager, Mineral Resources & Energy Business Unit

Atsushi Nishijo
General Manager for the Americas
Director & President,
Sumitomo Corporation of America

Kosaburo Morinaka
General Manager, Machinery & Electric Business Unit

SENIOR MANAGING DIRECTORS

Masabumi Kimura
General Manager, Kansai Regional Business Unit

Hironori Kato
General Manager, Chemical Business Unit
General Manager, Materials & Real Estate Business Unit

Hideki Yamane
General Manager for China
Director & President,
Sumitomo Corporation (China) Holding Ltd.

Kenichi Nagasawa
General Manager, Consumer Goods & Service Business Unit

Noriaki Shimazaki
Responsible for Internal Auditing Dept.
Responsible for Human Resources Development & Information Management Group
Responsible for Financial Resources Management Group
General Manager, Human Resources Development & Information Management Group

Nobuhide Nakaido
Assistant General Manager, Media, Electronics & Network Business Unit
General Manager, Network Div.
Responsible for e-Business Dept.

MANAGING DIRECTORS

Koji Nakajima
Deputy General Manager, Kansai Regional Business Unit
General Manager, Textile Div.

Yuji Tamura
General Manager, Media, Electronics & Network Business Unit

Takaaki Shibata
General Manager for Europe
Director & President,
Sumitomo Corporation Europe Holding Limited
Chairman, President & Director,
Sumitomo Corporation Europe Plc

Shuji Hirose
General Manager, Transportation & Construction Systems Business Unit

Kenzo Okubo
Assistant General Manager, Metal Products Business Unit
General Manager, Iron & Steel Div., No.2

Tadahiko Mizukami
General Manager, Financial & Logistics Business Unit

Shizuka Tamura
Assistant General Manager, Chemical Business Unit
General Manager, Life Science Div.

Masaomi Bando
Assistant General Manager, Materials & Real Estate Business Unit
General Manager, Construction & Real Estate Div.
General Manager, General Construction Development & Coordination Dept.

DIRECTORS

Takehiro Yamanaka
General Manager, Tubular Products Div.

Katsuichi Kobayashi
General Manager, Chubu Regional Business Unit

Susumu Kato
General Manager, Corporate Planning & Coordination Office

Michio Ogimura
General Manager, Machinery & Electric Systems Div.
General Manager, Power Project Div.

STANDING CORPORATE AUDITORS

Takashi Nomura

Isao Yamamoto

CORPORATE AUDITORS

Hiroshi Maeda

Itsuo Sonobe

Organization

(As of July 1, 2002)

- General Meeting of Shareholders
  - Board of Directors
    - Chairman of the Board of Directors / President and CEO
  - Board of Corporate Auditors

Corporate Group

- Internal Auditing Department
- Corporate Planning & Coordination Office
- Human Resources Development & Information Management Group
- Financial Resources Management Group

Business Units

- Metal Products Business Unit
- Transportation & Construction Systems Business Unit
- Machinery & Electric Business Unit
- Media, Electronics & Network Business Unit
- Chemical Business Unit
- Mineral Resources & Energy Business Unit
- Consumer Goods & Service Business Unit
- Materials & Real Estate Business Unit
- Financial & Logistics Business Unit

Branches and Offices

Japan
- 3 Regional Business Units
- 3 Offices
- 1 Branch Office

Overseas
- 3 Branches
- 65 Offices

Subsidiaries

Japan	1
Overseas	41

Corporate Information

(As of March 31, 2002)

Date of Establishment:	December 24, 1919
Paid-in Capital:	¥169,439 million
Number of Offices*:	Overseas 149 (84 Countries)
	Domestic 30
	Total 179
Number of Consolidated Subsidiaries:	Overseas 338
	Domestic 185
Associated Companies:	Overseas 110
(equity method)	Domestic 87
	Total 720
Stock Listings:	Tokyo, Osaka, Nagoya, Fukuoka, Frankfurt
Fiscal Year ends:	March 31
Headquarters:	1-8-11, Harumi, Chuo-ku, Tokyo 104-8610, Japan
Number of Employees:	30,264 (Total including Consolidated Subsidiaries)
	4,829 (Non-Consolidated)
Homepage Address:	http://www.sumitomocorp.co.jp/english/

*As of July 1, 2002

■ Stock Index

Share price on April 30, 1998=100



— TOPIX
— Sumitomo Corporation
200
150
100
50
0
'98/4
10
'99/4
10
'00/4
10
'01/4
10
'02/4

■ Stock Price and Trading Volume

(Yen) (Millions of Shares)



| High and Low
• Closing Price
▌Trading Volume
1,500
1,250
1,000
750
500
250
0
120
100
80
60
40
20
0
'98/4
10
'99/4
10
'00/4
10
'01/4
10
'02/4

		'01/4	5	6	7	8	9	10	11	12	'02/1	2	3	4	5
Stock Price (Yen)	High	920	935	883	872	874	763	770	730	650	634	704	795	789	895
	Low	759	851	745	702	731	605	646	597	532	566	573	680	688	781
Trading Volume		43,380	36,185	46,971	37,357	47,983	40,185	37,551	38,383	51,015	36,915	46,862	79,490	49,535	62,557

Note: Above stock prices and trading volume are based on Tokyo Stock Exchange data.

For further information contact:

Investor Relations Dept., Sumitomo Corporation

1-8-11, Harumi, Chuo-ku, Tokyo 104-8610, Japan

Telephone: 81(3)-5166-3487

Facsimile: 81(3)-5166-6292

e-mail: ir@sumitomocorp.co.jp

Sumitomo Corporation

100% Recycled-content level

PRINTED WITH SOY INK

Printed in Japan